                           [BAKER HUGHES LETTERHEAD]

                                                                    July 2, 1998

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Baker Hughes Incorporated to be held on Monday, August 10, 1998, at 9:00 a.m., Houston time, at the offices of Baker Hughes, 3900 Essex Lane, Suite 210, Houston, Texas.

     At the meeting, you will be asked to consider and vote upon a proposal to issue shares of Baker Hughes common stock in connection with the Merger Agreement between Baker Hughes and Western Atlas Inc. Under the Merger Agreement, a subsidiary of Baker Hughes will be merged with Western Atlas, with Western Atlas surviving as a subsidiary of Baker Hughes. As a result of the merger, each outstanding share of Western Atlas common stock will be converted into shares of Baker Hughes common stock as described in the accompanying Joint Proxy Statement/Prospectus based on the average closing price of Baker Hughes common stock during a specified period prior to the closing date of the merger. If the merger had occurred on July 1, 1998, each share of Western Atlas common stock would have been converted into 2.5816 shares of Baker Hughes common stock. Based on this exchange ratio, former stockholders of Western Atlas would own approximately 45% of the outstanding shares of Baker Hughes common stock after the closing of the merger.

     In connection with the merger, Alton J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will become directors of Baker Hughes as of the effective date of the merger.

     The Board of Directors of Baker Hughes has carefully reviewed and considered the terms and conditions of the proposed merger. The Board of Directors has received a written opinion from Merrill Lynch & Co. as to the fairness to Baker Hughes, from a financial point of view, of the exchange ratio for the merger. A copy of this opinion is attached as Appendix B to the accompanying Joint Proxy Statement/Prospectus and should be read carefully in its entirety.

     Assuming a quorum is present at the meeting, the affirmative vote of the holders of a majority of the shares of Baker Hughes common stock present in person or represented by proxy and entitled to vote on the matter is required for approval of the issuance of the shares of Baker Hughes common stock pursuant to the Merger Agreement.

     FOR THE REASONS DETAILED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, THE BOARD OF DIRECTORS OF BAKER HUGHES HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF BAKER HUGHES AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF BAKER HUGHES COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

     I urge you to review and consider the accompanying Joint Proxy Statement/Prospectus carefully, which contains a detailed description of the Merger Agreement, the merger and related matters.

     Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

                                            Sincerely,

                                            /s/ MAX L. LUKENS
                                            MAX L. LUKENS
                                            Chairman, President and Chief
                                            Executive Officer

                                                             [BAKER HUGHES LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD AUGUST 10, 1998

To the Stockholders of Baker Hughes Incorporated:

     A Special Meeting of the Stockholders of Baker Hughes Incorporated ("Baker Hughes") will be held on August 10, 1998, at 9:00 a.m., Houston time, at the offices of Baker Hughes, 3900 Essex Lane, Suite 210, Houston, Texas, to act upon a proposal to approve the issuance of shares of common stock, par value $1.00 per share, of Baker Hughes ("Baker Hughes Common Stock") in connection with the Agreement and Plan of Merger dated as of May 10, 1998, among Baker Hughes, Baker Hughes Delaware I, Inc., a wholly owned subsidiary of Baker Hughes ("Merger Sub"), and Western Atlas Inc. ("Western Atlas"), pursuant to which Merger Sub will be merged with and into Western Atlas, with Western Atlas surviving as a direct, wholly owned subsidiary of Baker Hughes (the "Merger"), as more fully described in the accompanying Joint Proxy Statement/Prospectus.

     As a result of the Merger, each share of common stock, par value $1.00 per share, of Western Atlas ("Western Atlas Common Stock") issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Baker Hughes Common Stock based on the average of the per share closing prices of Baker Hughes Common Stock as reported on the New York Stock Exchange, Inc. for the 20 consecutive trading days ending on the fifth trading day prior to the closing date of the Merger, as more fully described in the accompanying Joint Proxy Statement/Prospectus. If the Merger had occurred on July 1, 1998, each share of Western Atlas Common Stock would have been converted into the right to receive 2.5816 shares of Baker Hughes Common Stock.

     In connection with the Merger, Alton J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will become directors of Baker Hughes as of the effective date of the Merger.

     Only stockholders of record at the close of business on June 17, 1998 are entitled to notice of, and to vote at, the meeting or any reconvened meeting after any adjournment or postponement thereof. A list of those stockholders will be available for examination for proper purposes during ordinary business hours at the offices of Baker Hughes at 3900 Essex Lane, Suite 1200, Houston, Texas 77027, for a period of at least ten days prior to the meeting.

     A Joint Proxy Statement/Prospectus containing a detailed description of the matters to be considered at the meeting accompanies this notice.

     You are invited to attend the meeting in person. Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy. You may also exercise your proxy by telephone by following the instructions on the enclosed proxy card. The deadline for voting by telephone is 7:00 p.m., Houston time, on August 9, 1998, the day before the meeting, or such later date that is the day before any reconvened meeting after any adjournment or postponement thereof. If you vote by telephone, you still may vote in person or by returning a signed and later-dated proxy, and you may revoke your proxy any time prior to its exercise.

                                            By order of the Board of Directors,

                                            /s/ LINDA J. SMITH
                                            LINDA J. SMITH
                                            Secretary
Houston, Texas
July 2, 1998

                           BAKER HUGHES INCORPORATED
                               WESTERN ATLAS INC.
                        JOINT PROXY STATEMENT/PROSPECTUS

                            ------------------------

              SPECIAL MEETING OF                             SPECIAL MEETING OF
               STOCKHOLDERS OF                                STOCKHOLDERS OF
          BAKER HUGHES INCORPORATED                          WESTERN ATLAS INC.

                            ------------------------

                           TO BE HELD AUGUST 10, 1998
                            ------------------------

     This Joint Proxy Statement/Prospectus relates to an Agreement and Plan of Merger dated as of May 10, 1998 (the "Merger Agreement"), among Baker Hughes Incorporated ("Baker Hughes"), Baker Hughes Delaware I, Inc., a wholly owned subsidiary of Baker Hughes ("Merger Sub"), and Western Atlas Inc. ("Western Atlas"), each a Delaware corporation. The Merger Agreement provides for the merger of Merger Sub with and into Western Atlas (the "Merger"), as a result of which Western Atlas would become a wholly owned subsidiary of Baker Hughes. In the Merger, each outstanding share of common stock, par value $1.00 per share, of Western Atlas ("Western Atlas Common Stock") would be converted into the right to receive a number of shares (the "Exchange Ratio") of common stock, par value $1.00 per share, of Baker Hughes ("Baker Hughes Common Stock") based on the average trading price per share of Baker Hughes Common Stock on the New York Stock Exchange, Inc. ("NYSE") during a specified period prior to the closing date of the Merger. If the Merger had occurred on July 1, 1998, the Exchange Ratio would have been 2.5816. Based on current capital structures and this Exchange Ratio, stockholders of Western Atlas would have received in the Merger approximately 141.5 million shares of Baker Hughes Common Stock, which would represent approximately 45% of the Baker Hughes Common Stock to be outstanding immediately after the Merger. Neither Baker Hughes' nor Western Atlas' stockholders will be entitled to any appraisal or dissenters' rights in connection with the Merger.

     Baker Hughes has filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Baker Hughes Common Stock to be issuable in connection with the Merger. This Joint Proxy Statement/Prospectus constitutes the Prospectus filed as a part of the registration statement and is being furnished to stockholders of Baker Hughes and Western Atlas in connection with the solicitation of proxies by the respective Boards of Directors of Baker Hughes and Western Atlas for use at the Special Meeting of Stockholders of Baker Hughes (the "Baker Hughes Special Meeting") and the Special Meeting of Stockholders of Western Atlas (the "Western Atlas Special Meeting" and, together with the Baker Hughes Special Meeting, the "Meetings"), or any reconvened meetings after any adjournment or postponement thereof, both scheduled to be held on August 10, 1998.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Baker Hughes and Western Atlas on or about July 8, 1998.

     On June 30, 1998, the closing sales prices of Western Atlas Common Stock and Baker Hughes Common Stock on the NYSE were $87 7/8 and $34 9/16, respectively.

                            ------------------------

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The date of this Joint Proxy Statement/Prospectus is July 2, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THE EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, UPON REQUEST FROM, IN THE CASE OF DOCUMENTS RELATING TO BAKER HUGHES, LINDA J. SMITH, CORPORATE SECRETARY, 3900 ESSEX LANE, SUITE 1200, HOUSTON, TEXAS 77027-5177, TELEPHONE NUMBER (713) 439-8600; AND IN THE CASE OF DOCUMENTS RELATING TO WESTERN ATLAS, LOURDES T. HERNANDEZ, VICE PRESIDENT AND SECRETARY, 10205 WESTHEIMER ROAD, HOUSTON, TEXAS 77042, TELEPHONE NUMBER (713) 972-4000. TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY AUGUST 3, 1998.

     BAKER HUGHES AND WESTERN ATLAS HEREBY UNDERTAKE TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER OF BAKER HUGHES COMMON STOCK OR WESTERN ATLAS COMMON STOCK, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO BELOW THAT HAVE BEEN OR MAY BE INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO ONE OF THE PERSONS INDICATED IN THE IMMEDIATELY PRECEDING PARAGRAPH.

     The following documents, which have been filed previously by Baker Hughes (File No. 1-9397) and Western Atlas (File No. 1-12430) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated herein by reference:

     - Baker Hughes' Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

     - Baker Hughes' Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997 and March 31, 1998, as amended by amendments on Form 10-Q/A filed on May 21, 1998;

     - Baker Hughes' Current Report on Form 8-K dated May 20, 1998;

     - Western Atlas' Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by amendments on Form 10-K/A filed March 11, 1998 and May 21, 1998;

     - Western Atlas' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

     - Western Atlas' Current Reports on Form 8-K dated March 10, 1998.

     All documents and reports filed by Baker Hughes or Western Atlas pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Meetings shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports. All information appearing in this Joint Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein (or in any subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement/Prospectus except as so modified or superseded.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS

JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BAKER HUGHES OR WESTERN ATLAS SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Baker Hughes and Western Atlas are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following Regional Offices of the SEC:
Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information filed electronically by Baker Hughes and Western Atlas with the SEC that can be accessed over the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information filed by each of Baker Hughes and Western Atlas can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and at the offices of the Pacific Exchange Inc. (the "Pacific Exchange"), 301 Pine Street, San Francisco, California 94104.

     Baker Hughes has filed with the SEC a registration statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Baker Hughes Common Stock to be issued in connection with the Merger. Baker Hughes has provided the information contained herein with respect to Baker Hughes and its subsidiaries, and Western Atlas has provided the information with respect to Western Atlas and its subsidiaries. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement and any amendments hereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated in this Joint Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                               TABLE OF CONTENTS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     2

AVAILABLE INFORMATION.......................................     3

SUMMARY.....................................................     6
  The Companies.............................................     6
  The Meetings..............................................     6
  The Merger................................................     8
  Comparative Per Share Prices of Common Stock..............    14
  Baker Hughes Selected Historical Financial Information....    15
  Western Atlas Selected Historical Financial Information...    17
  Summary Pro Forma Combined Financial Information
     (Unaudited)............................................    19
  Comparative Per Share Data................................    20

THE BAKER HUGHES SPECIAL MEETING............................    22
  General...................................................    22
  Matters to Be Considered..................................    22
  Record Date; Shares Entitled to Vote; Quorum..............    22
  Votes Required; Effect of Abstentions and Non-Votes.......    22
  Voting and Revocation of Proxies..........................    23
  Solicitation of Proxies; Expenses.........................    23

THE WESTERN ATLAS SPECIAL MEETING...........................    24
  General...................................................    24
  Matters to Be Considered..................................    24
  Record Date; Shares Entitled to Vote; Quorum..............    24
  Votes Required; Effect of Abstentions and Non-Votes.......    24
  Voting and Revocation of Proxies..........................    25
  Solicitation of Proxies; Expenses.........................    25

THE MERGER..................................................    26
  General...................................................    26
  The Merger................................................    26
  Baker Hughes Board After the Merger; President............    27
  Procedures for Exchange of Certificates...................    27
  Fractional Shares.........................................    28
  Background of the Merger..................................    28
  Reasons for the Merger....................................    29
  Recommendations of the Boards of Directors................    32
  Opinion of Merrill Lynch..................................    32
  Opinion of Credit Suisse First Boston Corporation.........    36
  Certain Federal Income Tax Consequences...................    41
  Regulatory Approvals......................................    42
  Accounting Treatment......................................    42
  Employee Matters..........................................    43
  Interests of Certain Persons..............................    44
  Resales of Baker Hughes Common Stock......................    48
  NYSE Listing of Baker Hughes Common Stock.................    49

CERTAIN PROVISIONS OF THE MERGER AGREEMENT..................    50
  Representations and Warranties............................    50
  Certain Covenants -- Conduct of Business of Western Atlas
     and Baker Hughes.......................................    50
  Conditions to the Merger..................................    51
  Additional Agreements.....................................    53
  Amendment and Waiver......................................    54
  Termination...............................................    54
  Expenses and Termination Fees.............................    56
  No Solicitation of Acquisition Proposals..................    57
  Reciprocal Stock Option Agreements........................    58

DESCRIPTION OF CAPITAL STOCK................................    61
  Baker Hughes Common Stock.................................    61
  Preferred Stock...........................................    61
  Certain Anti-takeover Provisions..........................    61

COMPARISON OF STOCKHOLDER RIGHTS............................    63
  Business Combinations.....................................    63
  Amendments to Charter.....................................    63
  Removal of Directors......................................    64
  Cumulative Voting.........................................    64
  Stockholder Rights Plan...................................    64

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................    65

EXPERTS.....................................................    72

LEGAL MATTERS...............................................    72
APPENDIX A  -- Agreement and Plan of Merger
APPENDIX B  -- Opinion of Merrill Lynch, Pierce, Fenner & Smith
               Incorporated
APPENDIX C  -- Opinion of Credit Suisse First Boston Corporation

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/ Prospectus and does not purport to be complete. This Summary is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. Stockholders are urged to carefully read this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety.

                                 THE COMPANIES

BAKER HUGHES...............  Baker Hughes is a leading provider of products and services for the worldwide oil, gas and continuous process industries. Through its five oilfield divisions, Baker Hughes provides products and services for the drilling, completion and production of oil and gas wells. Through its Baker Petrolite division, Baker Hughes manufactures and sells specialty chemicals for petroleum production, transportation and refining and other industrial markets. Baker Hughes' process equipment operations manufacture and market specialty equipment for a variety of process applications. Baker Hughes is a Delaware corporation formed in connection with the combination of Baker International Corporation and Hughes Tool Company in April 1987. Merger Sub is a direct, wholly owned subsidiary of Baker Hughes incorporated in Delaware in May 1998 for purposes of the Merger. The principal executive offices of Baker Hughes and Merger Sub are located at 3900 Essex Lane, Houston, Texas 77027-5177, and their telephone number at that location is (713) 439-8600.

WESTERN ATLAS..............  Western Atlas is a leading supplier of oilfield services and reservoir information technologies for the worldwide oil and gas industry. It operates primarily through three divisions: Western Geophysical, Western Atlas Logging Services and E&P Services. Western Atlas specializes in land, marine and transition-zone seismic data acquisition and processing services; well-logging and completion services; and reservoir characterization and project management services. Western Atlas was incorporated in Delaware as a wholly owned subsidiary of Litton Industries, Inc. ("Litton") in 1984 and became an independent company, the stock of which is publicly traded on the NYSE, in March 1994. The principal executive offices of Western Atlas are located at 10205 Westheimer Road, Houston, Texas 77042-3115, and its telephone number at that address is (713) 972-4000.

                                  THE MEETINGS

MEETINGS OF STOCKHOLDERS...  The Baker Hughes Special Meeting will be held on
                             August 10, 1998 at 9:00 a.m., Houston time, at the offices of Baker Hughes, 3900 Essex Lane, Suite 210, Houston, Texas.

                             The Western Atlas Special Meeting will be held on August 10, 1998 at 9:00 a.m., Houston time, at the offices of Western Atlas, 10205 Westheimer Road, 4th Floor Auditorium, Houston, Texas.

MATTERS TO BE CONSIDERED AT
  THE MEETINGS.............  At the Baker Hughes Special Meeting, stockholders will be asked to approve the issuance of shares of Baker Hughes Common Stock pursu-ant to the Merger Agreement. At the Western Atlas Special Meeting, stockholders will be asked to approve and adopt the Merger Agreement and the Merger.

VOTE REQUIRED..............  Assuming a quorum is present at the Baker Hughes
                             Special Meeting, the affirmative vote of the holders of a majority of the shares of Baker Hughes Common Stock present in person or represented by proxy and entitled to vote on the matter is required for approval of the issuance of shares of Baker Hughes Common Stock pursuant to the Merger Agreement.

                             The affirmative vote of the holders of at least a majority of the outstanding shares of Western Atlas Common Stock is required to approve and adopt the Merger Agreement and the Merger.

RECORD DATE; SHARES
  ENTITLED TO VOTE.........  Only stockholders of record of Baker Hughes Common
                             Stock at the close of business on June 17, 1998 (the "Baker Hughes Record Date") are entitled to notice of and to vote at the Baker Hughes Special Meeting. On that date, there were 169,765,669 shares of Baker Hughes Common Stock outstanding. Holders of Baker Hughes Common Stock are entitled to one vote for each share held.

                             Only stockholders of record of Western Atlas Common Stock at the close of business on June 17, 1998 (the "Western Atlas Record Date") are entitled to notice of and to vote at the Western Atlas Special Meeting. On that date, there were 54,956,639 shares of Western Atlas Common Stock outstanding. Holders of Western Atlas Common Stock are entitled to one vote for each share held.

SECURITY OWNERSHIP OF
  MANAGEMENT...............  Directors and executive officers of Baker Hughes and their affiliates, who as of the Baker Hughes Record Date beneficially owned less than 1% of the outstanding Baker Hughes Common Stock, have indicated that they intend to vote in favor of the proposal to approve the issuance of shares of Baker Hughes Common Stock pursuant to the Merger Agreement.

                             Directors and executive officers of Western Atlas and their affiliates, who as of the Western Atlas Record Date beneficially owned approximately 2% of the outstanding Western Atlas Common Stock, have indicated that they intend to vote in favor of the proposal to approve and adopt the Merger Agreement and the Merger.

                                   THE MERGER

EFFECT OF THE MERGER.......  In the Merger, Merger Sub will merge with and into
                             Western Atlas. Western Atlas will be the surviving corporation and will become a direct, wholly owned subsidiary of Baker Hughes.

TREATMENT OF WESTERN ATLAS
  COMMON STOCK.............  In the Merger, each share of Western Atlas Common
                             Stock will be converted into the right to receive a number of shares of Baker Hughes Common Stock based on the average closing price of Baker Hughes Common Stock on the NYSE (the "Baker Hughes Share Price") during the 20 consecutive trading days ending on the fifth trading day prior to the closing date of the Merger (the "Closing Date"). The number of shares of Baker Hughes Common Stock to be received for each share of Western Atlas Common Stock pursuant to the Merger Agreement is referred to as the Exchange Ratio.

                             The Exchange Ratio will be 2.4 if the Baker Hughes Share Price is greater than or equal to $38.25 and less than or equal to $42.75. If the Baker Hughes Share Price is greater than or equal to $35.00 and less than $38.25, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. Similarly, if the Baker Hughes Share Price is greater than $42.75 and less than or equal to $44.75, the Exchange Ratio adjusts to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $102.60. If the Baker Hughes Share Price exceeds $44.75, the Exchange Ratio is fixed at 2.293. If the Baker Hughes Share Price is below $35.00, the Exchange Ratio is fixed at 2.623, and Western Atlas has the option to terminate the Merger Agreement unless Baker Hughes then elects to issue additional shares of Baker Hughes Common Stock to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. If the Closing Date had occurred on July 1, 1998, the Baker Hughes Share Price would have been $35.5594 and the Exchange Ratio accordingly would have been 2.5816.

RECOMMENDATIONS OF THE
  BOARDS OF DIRECTORS......  The Board of Directors of Baker Hughes has
                             unanimously determined that the Merger is in the best interests of Baker Hughes and its stockholders and has unanimously approved the Merger Agreement and the Merger. THE BOARD OF DIRECTORS OF BAKER HUGHES UNANIMOUSLY RECOMMENDS THAT ALL BAKER HUGHES STOCKHOLDERS APPROVE THE ISSUANCE OF SHARES OF BAKER HUGHES COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

                             The Board of Directors of Western Atlas has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, taken together, are fair to, and in the best interests of, Western Atlas' stockholders and has unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby. THE BOARD OF DIRECTORS OF WESTERN ATLAS UNANIMOUSLY RECOMMENDS THAT WESTERN ATLAS STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

BAKER HUGHES BOARD OF
  DIRECTORS AFTER THE
  MERGER...................  As of the effective time of the Merger, the Board of Directors of Baker Hughes will be expanded, and Alton J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will become directors of Baker Hughes. The Baker Hughes Board of Directors currently consists of 12 directors.

REASONS FOR THE MERGER.....  The combination of Western Atlas and Baker Hughes is expected to result in the following advantages:

                             - Integration of Baker Hughes and Western Atlas
                               technologies to provide customers with expanded and enhanced services.

                             - Integrated product and service offerings for
                               "life of field" focus for each phase of reservoir life: exploration, development and production.

                             - Customer and geographic strengths that are
                               expected to create revenue synergies and cost savings.

                              These and other reasons for the Merger are further described in "The Merger -- Reasons for the Merger."

OPINIONS OF FINANCIAL
  ADVISORS.................  Merrill Lynch, Pierce, Fenner & Smith Incorporated
                             ("Merrill Lynch") has delivered its written opinion dated May 10, 1998 to the Board of Directors of Baker Hughes that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair to Baker Hughes from a financial point of view.

                             Credit Suisse First Boston Corporation ("CSFB") has delivered its written opinion dated May 10, 1998 to the Board of Directors of Western Atlas to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Western Atlas Common Stock.

                             THE OPINIONS OF THE FINANCIAL ADVISORS ARE
                             ADDRESSED TO THE RESPECTIVE BOARDS OF DIRECTORS OF BAKER HUGHES AND WESTERN ATLAS AND RELATE TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, DO NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT EITHER OF THE MEETINGS.

                             For information on the assumptions made, matters considered and limitations on the reviews undertaken by Merrill Lynch and CSFB, see "The Merger -- Opinion of Merrill Lynch" and "-- Opinion of Credit Suisse First Boston Corporation." Stockholders are urged to read in their entirety the opinions of Merrill Lynch and CSFB, attached as Appendices B and C, respectively, to this Joint Proxy Statement/Prospectus.

EFFECTIVE TIME OF THE
  MERGER...................  The effective time of the Merger will occur on the first business day immediately following the day on which the last of the conditions to the Merger contained in the Merger Agreement has been satisfied or waived or at such other time as Baker Hughes and Western Atlas may agree.

CONDITIONS TO THE MERGER...  The obligations of Baker Hughes and Western Atlas to consummate the Merger are subject to certain conditions, including:

                             - the approvals of the requisite holders of Baker
                               Hughes Common Stock and Western Atlas Common
                               Stock;

                             - receipt of letters from the accountants of Baker
                               Hughes and Western Atlas that the Merger will be treated as a "pooling of interests" for financial accounting purposes;

                             - receipt of favorable opinions of counsel to Baker
                               Hughes and Western Atlas, dated the Closing Date, that the Merger will qualify as a tax-free reorganization; and

                             - other conditions customary for transactions of
                               this nature.

REGULATORY MATTERS.........  Consummation of the Merger was conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which waiting period expired on June 28, 1998, and the consent of the United States Nuclear Regulatory Commission ("NRC") to the transfer of control of all NRC licenses of Western Atlas, which consent has been obtained. There are no other material U.S. federal or state regulatory approvals required to consummate the Merger. Certain foreign regulatory approvals or reviews with respect to the non-U.S. operations of Western Atlas, Baker Hughes or the combined company have been obtained or are being sought.

AMENDMENT AND WAIVER.......  The parties may amend the Merger Agreement at any time before or after stockholder approval.
                             Following stockholder approval, no amendment may be made that by law requires the further approval of stockholders without obtaining the required approval.

                             Any party to the Merger Agreement may, to the extent legally allowed, extend the time for performance of any of the obligations of the other parties, waive any inaccuracies in any representations and warranties of the other parties or waive compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of such party.

TERMINATION................  The Merger Agreement may be terminated at any time prior to the Merger by mutual consent of Baker Hughes and Western Atlas. It may also be terminated by the parties in certain events, including if:

                             - the Merger has not been consummated by October
                               31, 1998, subject to extension for up to 90 days in certain cases if Baker Hughes or Western Atlas or both are subject to a decree, order or injunction prohibiting the consummation of the Merger as a result of governmental litigation under antitrust, competition or trade regulation law;

                             - a final, nonappealable order prohibits the
                               Merger; or

                             - there has been a material breach by a party to
                               the Merger Agreement so that the condition relating to representations and warranties or covenants of such party has not been satisfied and such breach either is not curable or, if curable, is not cured within 30 days after such party has received written notice of such breach from the other party.

                             Either Baker Hughes or Western Atlas may terminate the Merger Agreement if the Board of Directors of the other party has withdrawn or materially modified its recommendation with respect to the Merger Agreement in a manner adverse to the terminating party or has recommended an alternative acquisition proposal. Either Baker Hughes or Western Atlas also may terminate the Merger Agreement if its Board of

                             Directors determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of an unsolicited acquisition proposal made by a third party that is superior to the Merger and the terminating party complies with procedures set forth in the Merger Agreement. Upon termination of the Merger Agreement under the circumstances described in this paragraph and in certain other circumstances, Western Atlas or Baker Hughes, as the case may be, generally will be required to pay a fee to the other of $50 million, and an additional fee of $150 million upon consummation of an acquisition proposal if within one year after such termination the party enters into a definitive agreement with respect to or consummates an alternative acquisition proposal with the third party that was involved in the termination.

RECIPROCAL STOCK OPTION
  AGREEMENTS...............  Western Atlas has granted to Baker Hughes an irrevocable option to purchase 10,905,763 shares of Western Atlas Common Stock (subject to adjustment to equal 19.9% of the outstanding Western Atlas Common Stock) at an exercise price of the lesser of
                             (i) $98.70 per share and (ii) the Exchange Ratio multiplied by the closing price of Baker Hughes Common Stock on the date of the exercise of the option.

                             Similarly, Baker Hughes has granted to Western Atlas an irrevocable option to purchase 33,772,146 shares of Baker Hughes Common Stock (subject to adjustment to equal 19.9% of the outstanding Baker Hughes Common Stock) at an exercise price of $41.125 per share.

                             The options may be exercised by Baker Hughes or Western Atlas, as the case may be, in whole or in part within one year after a termination of the Merger Agreement giving rise to the obligation of the other party to pay a $50 million termination fee referred to above. The options provide for certain restrictions on the amount of aggregate profit a party may receive pursuant to the option, certain dispositions of stock acquired pursuant to the exercise of the option and all amounts received from the other party under the termination provisions of the Merger Agreement.

DISSENTERS' RIGHTS.........  Under Delaware law, neither Baker Hughes' nor
                             Western Atlas' stockholders will be entitled to any appraisal or dissenters' rights in connection with the Merger.

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  The respective obligations of Baker Hughes and
                             Western Atlas to consummate the Merger are conditioned upon their having received opinions of their respective counsel, dated the Closing Date, to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                             If the Merger qualifies as such a reorganization, no gain or loss will be recognized for federal income tax purposes by Baker Hughes, Western Atlas or Merger Sub on the transactions contemplated by the Merger Agreement, and a citizen or resident of the United States or a domestic corporation who holds Western Atlas Common Stock generally will not recognize any gain or loss for federal income tax purposes by reason of the conversion of Western Atlas Common Stock into Baker Hughes Common Stock, except with respect to cash received in lieu of a fractional share.

ACCOUNTING TREATMENT.......  The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. The Merger is conditioned upon receipt by each of Baker Hughes and Western Atlas of a letter from its independent accountants stating that the Merger will be treated as a pooling of interests for financial accounting purposes. Baker Hughes and Western Atlas expect to receive such letters.

INTERESTS OF CERTAIN
  PERSONS IN THE MERGER....  Certain executive officers of Western Atlas, one of whom is also a member of the Board of Directors of Western Atlas, have interests in the Merger that are in addition to the interests of Western Atlas' stockholders generally. Eight executive officers are each a party to a change of control employment agreement with Western Atlas that provides, among other things, severance compensation and certain other benefits in the event of the executive's involuntary termination (other than for cause) within the three-year period immediately following a "change of control" of Western Atlas (as defined in the change of control employment agreements) or voluntary termination within such period for "good reason" (as defined) or within 30 days after the first anniversary of a "change of control" of Western Atlas. In addition, outstanding options, including those held by directors and executive officers of Western Atlas, become exercisable pursuant to the change of control provisions of Western Atlas' stock option plans. The Merger will result in a "change of control" under such change of control employment agreements and stock option plans, and pursuant to the Merger Agreement, eight executive officers will receive payments under their change of control employment agreements upon consummation of the Merger. In addition, pursuant to the Merger Agreement, outstanding options granted under Western Atlas' stock option plans, including those held by executive officers of Western Atlas, will be assumed by Baker Hughes and become exercisable for shares of Baker Hughes Common Stock. Moreover, pursuant to the Merger Agreement, Baker Hughes has agreed to enter into employment agreements with the following six executive officers of Western Atlas: John R. Russell, James E. Brasher, Thomas B. Hix, Jr., Gary
                             E. Jones, Damir S. Skerl and Richard C. White.

                             The directors and certain executive officers of Baker Hughes, one of whom is also a member of the Board of Directors of Baker Hughes, have interests in the Merger that are in addition to the interests of Baker Hughes' stockholders generally. Each such executive officer is party to a severance agreement with Baker Hughes that provides, among other things, severance compensation and other benefits in the event of the executive's involuntary termination, other than for "cause" (as defined in the executive agreements), within up to two years following a "change in control" of Baker Hughes (as defined in the executive agreements) or, in certain cases, in the event of the executive's voluntary termination in the one-month period commencing on the first anniversary of such a change of control. In addition, directors and executive officers of Baker Hughes have been granted options to purchase shares of Baker Hughes Common Stock under Baker Hughes stock option plans, and certain executive officers of Baker Hughes have been awarded shares, or rights to receive shares, of Baker Hughes Common Stock under Baker Hughes stock award and bonus plans. Many of the options and awards under these plans are not, at present, fully exercisable by, or vested in, the recipient.

                             Each of these plans provides for the immediate vesting of all outstanding options and awards upon a "change in control" of Baker Hughes (as defined in each plan). The Merger will constitute a "change in control" pursuant to each executive severance agreement and each of these plans.

COMPARISON OF STOCKHOLDER
  RIGHTS...................  As a result of the Merger, holders of Western Atlas
                             Common Stock will become stockholders of Baker Hughes and will have certain different rights as stockholders of Baker Hughes from those they had as stockholders of Western Atlas.

FORWARD-LOOKING
  STATEMENTS...............  The statements in this Joint Proxy
                             Statement/Prospectus relating to matters that are not historical facts are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include, without limitation, statements concerning the future competitive position, tax treatments, strategic advantages, broader service offerings, synergies, revenue and revenue growth, financial position, results of operations and cash flows, general business and financing strategies, operating and industry trends, acquisitions or combination activities, and operations of Baker Hughes, Western Atlas or the combined company after the Merger in the future. When used in this Joint Proxy Statement/Prospectus, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions, as they relate to Baker Hughes, Western Atlas or the combined company after the Merger, identify forward-looking statements. Such forward-looking statements involve and are dependent upon certain risks and uncertainties, including, but not limited to, the following, which are beyond the control of Baker Hughes, Western Atlas and the combined company after the Merger: dependence upon energy industry spending, worldwide prices and demand for oil and gas, the presence of competitors with greater financial and other resources, technological changes and developments, operating risks inherent in the oilfield services industry, regulatory uncertainties, worldwide political stability and economic conditions, operating risks associated with international activity, drilling activity, weather, the legislative environment in the United States and other countries, OPEC policy, conflict in the Middle East and other major petroleum-producing regions and the condition of the capital and equity markets. In addition, actual benefits resulting from combining Baker Hughes and Western Atlas may be less than those anticipated by the two companies as a result of unanticipated difficulties in integrating their operations or unforeseen changes in competitive conditions. The actual results of future events described in the forward-looking statements contained herein could differ materially from those expressed or implied in such statements because of the risks and uncertainties described above, elsewhere in this Joint Proxy Statement/Prospectus and in the reports and filings with the SEC of Baker Hughes, Western Atlas and the combined company after the Merger.

                  COMPARATIVE PER SHARE PRICES OF COMMON STOCK

    Baker Hughes Common Stock is traded on the NYSE, the Pacific Exchange and the Swiss Stock Exchange under the symbol "BHI." Western Atlas Common Stock is traded on the NYSE and the Pacific Exchange under the symbol "WAI." The following table sets forth the high and low sales prices of Baker Hughes Common Stock and Western Atlas Common Stock for the calendar quarters indicated, as reported in The Wall Street Journal's NYSE Composite Transactions Reports. The Western Atlas sales prices are adjusted to reflect the distribution on October 31, 1997 of all the shares of UNOVA, Inc. ("UNOVA"), Western Atlas' then wholly owned industrial automation systems subsidiary, as a dividend to the Western Atlas stockholders in a transaction structured as a tax-free spin-off (the "Spin-off"). Certain dividend information for Baker Hughes Common Stock is also provided below. No cash dividends were declared or paid on Western Atlas Common Stock during any of the periods presented.

                                                                      BAKER HUGHES
                                                                      COMMON STOCK                  WESTERN ATLAS
                                                            ---------------------------------           COMMON
                                                                                                        STOCK
                                                                                    DIVIDEND     --------------------
                                                                MARKET PRICE        DECLARED         MARKET PRICE
                                                            --------------------       PER       --------------------
                                                              HIGH        LOW         SHARE        HIGH        LOW
                                                              ----        ---       ---------      ----        ---
1996
First Quarter.............................................    $29 3/4     $22 3/4     $.115        $48 33/64   $39 1/32
Second Quarter............................................     34 1/4      28          .115         51 1/4      43 17/32
Third Quarter.............................................     35 5/8      28 7/8      .115         49 7/8      42 1/4
Fourth Quarter............................................     38 7/8      29 1/2      .115         57 7/32     48 33/64
1997
First Quarter.............................................    $41 1/4     $34 1/8     $.115        $58 63/64   $45 7/8
Second Quarter............................................     40 1/8      32 5/8      .115         57 45/64    45 3/32
Third Quarter.............................................     47 1/4      38 3/8      .115         71 51/64    56 43/64
Fourth Quarter............................................     49 5/8      39          .115         81 1/2      63 7/8
1998
First Quarter.............................................    $44 1/8     $34 7/8     $.115        $83 7/16    $58 9/16
Second Quarter............................................     44          33 1/8      .115         94          73 1/16

    The following table sets forth the closing prices per share of Baker Hughes Common Stock and Western Atlas Common Stock on the NYSE on May 8, 1998, the business day preceding public announcement of the Merger Agreement, and on June 30, 1998 and certain information relating to the Exchange Ratio assuming that the effective time of the Merger had occurred on such dates:

                                                                                       WESTERN ATLAS
                            BAKER HUGHES    WESTERN ATLAS   BAKER HUGHES    EXCHANGE   EQUIVALENT PER
                            CLOSING PRICE   CLOSING PRICE    SHARE PRICE     RATIO      SHARE PRICE
                            -------------   -------------   -------------   --------   --------------
May 8, 1998..............        $41 1/8         $81 3/8      $41.0625       2.4000        $98.70
June 30, 1998............        $34 9/16        $84 7/8      $35.6281       2.5766        $89.05

    Each Baker Hughes Share Price indicated above is obtained by averaging the closing price of the Baker Hughes Common Stock on the NYSE during the 20 consecutive trading days ending on the fifth trading day prior to the date indicated (as the assumed effective time of the Merger). Each Exchange Ratio indicated above is calculated in accordance with the definition of the Exchange Ratio contained in the Merger Agreement and is based on the indicated Baker Hughes Share Price. The Western Atlas equivalent per share price indicated above is the value of the shares of Baker Hughes Common Stock issuable in the Merger per share of Western Atlas Common Stock, obtained by multiplying the indicated Exchange Ratio by the closing price per share of Baker Hughes Common Stock on the date indicated. The examples of the calculations set forth above are illustrations only. The actual Baker Hughes Share Price and Exchange Ratio will be determined as set forth in the Merger Agreement based on the average closing price of the Baker Hughes Common Stock on the NYSE during the 20 consecutive trading days ending on the fifth trading day prior to the effective time of the Merger. See "The Merger -- The Merger."

    On May 8, 1998, the high and low sales prices per share of Baker Hughes Common Stock were $41 3/4 and $40 5/8, respectively, and the high and low sales prices per share of Western Atlas Common Stock were $81 3/8 and $80 1/4, respectively. Stockholders are advised to obtain current market quotations for Baker Hughes Common Stock and Western Atlas Common Stock. No assurance can be given as to the market price of Baker Hughes Common Stock or Western Atlas Common Stock at or, in the case of Baker Hughes Common Stock, after consummation of the Merger.

             BAKER HUGHES SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information has been derived from the historical consolidated financial statements of Baker Hughes. Selected unaudited financial data for the six months ended March 31, 1998 and 1997 include all adjustments (consisting only of normally recurring adjustments) that Baker Hughes considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with Baker Hughes' consolidated financial statements, related notes and other financial information incorporated by reference in this Joint Proxy Statement/Prospectus.

                                      SIX MONTHS
                                   ENDED MARCH 31,                        FISCAL YEAR ENDED SEPTEMBER 30,
                                 --------------------   -------------------------------------------------------------------
                                   1998      1997(1)     1997(1)(2)(3)     1996(3)(4)   1995(5)    1994(3)(6)(7)   1993(3)
                                 --------   ---------   ---------------    ----------   --------   -------------   --------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operations:
  Revenues.....................  $2,290.8   $1,676.9       $3,685.4         $3,027.7    $2,637.5     $2,504.8      $2,701.7
  Operating income.............     278.2      201.0          259.9            306.7       255.9        185.9         158.9
  Income before income taxes,
    extraordinary loss and
    accounting changes.........     247.9      178.0          213.1            298.9       205.1        226.2         100.1
  Income before extraordinary
    loss and accounting
    changes....................     158.7      109.5          109.1            176.4       120.0        131.2          58.9
  Net income...................     158.7       97.4           97.0            176.4       105.4         42.7          58.9
Per share of common stock:
  Income before extraordinary
    loss and accounting
    changes -- basic...........  $    .94   $    .74       $    .71         $   1.23    $    .67     $    .85      $    .34
  Net income -- basic..........       .94        .66            .63             1.23         .57          .22           .34
  Income before extraordinary
    loss and accounting
    changes -- diluted.........       .91        .72            .71             1.21         .67          .83           .33
  Net income -- diluted........       .91        .64            .63             1.21         .57          .22           .33
  Dividends....................       .23        .23            .46              .46         .46          .46           .46
Financial position:
  Cash and cash equivalents....  $    9.3   $    7.1       $    8.6         $    7.7    $    6.8     $   69.2      $    7.0
  Working capital..............   1,386.2    1,218.7        1,284.2          1,081.1       984.7        855.4         921.0
  Total assets.................   5,133.6    3,500.4        4,756.3          3,297.4     3,166.6      2,999.7       3,143.3
  Long-term debt...............     961.8      714.5          771.8            673.6       798.4        638.0         935.8
  Stockholders' equity.........   2,691.7    1,814.3        2,604.6          1,689.2     1,513.5      1,638.5       1,610.6

---------------

(1) Baker Hughes adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective October 1, 1996, and recognized a charge to income of $12.1 million ($.08 per share), net of a tax benefit of $6.0 million, as the cumulative effect of a change in accounting in the first quarter of 1997.

(2) In July 1997, Baker Hughes acquired Petrolite Corporation ("Petrolite") and Wm. S. Barnickel & Company, the holder of 47% of Petrolite's common stock, by issuing 19.3 million shares of Baker Hughes Common Stock and assuming Petrolite's outstanding employee stock options. The purchase method of accounting was used for these acquisitions, and total consideration was $751.2 million.

(3) In 1997, 1996, 1994 and 1993, Baker Hughes recorded unusual charges of $52.1 million, $39.6 million, $31.8 million and $42.0 million, respectively. The 1997 charge consisted primarily of costs to combine the operations of Petrolite and Drilex International Inc. with those of Baker Hughes. Additionally, in connection with the acquisition of Petrolite, Baker Hughes recorded a charge of $118.0 million for acquired in-process research and development. The 1996 charge consisted of restructurings at Baker Hughes INTEQ, Baker Oil Tools and Baker Hughes Process Equipment Company, the write-off of patents and the impairment of a joint venture. The 1994 charge consisted of restructurings and reorganizations of certain divisions, primarily Baker Hughes INTEQ and the discontinuance of a measurement-while-drilling (MWD) product line. Offsetting these charges was a cash recovery from certain insurance carriers in the 1993 litigation regarding Parker & Parsley. The 1993 charge consisted primarily of litigation settlements.

(4) In 1996, Baker Hughes sold 6.3 million shares of common stock of Varco International, Inc. ("Varco"), representing its entire investment in Varco, and recognized a pretax gain of $44.3 million.

(5) Baker Hughes adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994, and recognized a charge to income of $14.6 million ($0.10 per share), net of a tax benefit of $7.9 million, as the cumulative effect of a change in accounting in the first quarter of 1995.

(6) Baker Hughes adopted SFAS No. 109, "Accounting for Income Taxes," effective October 1, 1993, and recognized a credit to income of $25.5 million ($0.18 per share) as the cumulative effect of a change in accounting in the first quarter of 1994. An additional benefit of $21.9 million was allocated to capital in excess of par value. Baker Hughes also adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective October 1, 1993, and recognized a charge to income of $69.6 million ($0.50 per share), net of a tax benefit of $37.5 million, as the cumulative effect of a change in accounting in the first quarter of 1994.

(7) In 1994, Baker Hughes repurchased or defeased all of its outstanding 6% discount debentures for $205.5 million and generated an extraordinary loss of $44.3 million ($0.31 per share), net of a tax benefit of $23.9 million. In 1994, Baker Hughes sold the EnviroTech Pumpsystems group of companies and recognized a pretax gain of $101.0 million.

            WESTERN ATLAS SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information has been derived from the historical consolidated financial statements of Western Atlas. On October 31, 1997, the shares of common stock of UNOVA were distributed to Western Atlas stockholders pursuant to the Spin-off. UNOVA's operations through October 31, 1997 are reported in Western Atlas' consolidated financial statements as discontinued operations. Selected unaudited financial data for the three months ended March 31, 1998 and 1997 include all adjustments (consisting only of normal recurring adjustments) that Western Atlas considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below is based on continuing operations and should be read in conjunction with Western Atlas' consolidated financial statements, related notes and other financial information incorporated by reference in this Joint Proxy Statement/Prospectus.

                                        THREE MONTHS
                                            ENDED                                                      FIVE MONTHS
                                          MARCH 31,                 YEAR ENDED DECEMBER 31,               ENDED       YEAR ENDED
                                     -------------------   -----------------------------------------   DECEMBER 31,    JULY 31,
                                       1998       1997       1997       1996       1995       1994       1993(1)       1993(1)
                                     --------   --------   --------   --------   --------   --------   ------------   ----------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating results:
  Revenue..........................  $  490.7   $  379.9   $1,658.2   $1,418.1   $1,282.9   $1,194.5     $  495.2      $1,161.7
  Earnings (loss) from continuing
    operations.....................  $   33.6   $   16.1   $   91.8   $   69.9   $   61.4   $   39.7     $ (190.6)     $   40.8
  Earnings (loss) from discontinued
    operations(2)..................                 14.7     (154.9)      55.8       38.4       38.0          7.3          33.1
                                     --------   --------   --------   --------   --------   --------     --------      --------
  Earnings (loss) before cumulative
    effect of a change in
    accounting principle...........      33.6       30.8      (63.1)     125.7       99.8       77.7       (183.3)         73.9
  Cumulative effect of a change in
    accounting principle(3)........                                                                                        (1.1)
                                     --------   --------   --------   --------   --------   --------     --------      --------
        Net earnings (loss)........  $   33.6   $   30.8   $  (63.1)  $  125.7   $   99.8   $   77.7     $ (183.3)     $   72.8
                                     ========   ========   ========   ========   ========   ========     ========      ========
Common share data -- diluted(4):
  Earnings (loss) per share from
    continuing operations..........  $    .60   $    .29   $   1.65   $   1.29   $   1.14   $    .82     $  (4.18)     $    .87
  Earnings (loss) per share from
    discontinued operations(2).....                  .28      (2.78)      1.03        .72        .78          .16           .70
                                     --------   --------   --------   --------   --------   --------     --------      --------
  Earnings (loss) per share before
    cumulative effect of a change
    in accounting principle........       .60        .57      (1.13)      2.32       1.86       1.60        (4.02)         1.57
  Cumulative effect of a change in
    accounting principle(3)........                                                                                        (.02)
                                     --------   --------   --------   --------   --------   --------     --------      --------
        Total......................  $    .60   $    .57   $  (1.13)  $   2.32   $   1.86   $   1.60     $  (4.02)     $   1.55
                                     ========   ========   ========   ========   ========   ========     ========      ========
Shares used to compute diluted
  earnings (loss) per share(4).....      56.1       54.7       55.6       54.3       53.8       48.5         45.6          47.0
Financial position at period end:
  Total assets.....................  $2,394.7   $2,802.8   $2,330.7   $2,499.2   $2,268.6   $2,141.6     $2,007.5      $1,756.7
  Total debt.......................     751.2      704.9      808.1      503.6      498.8      531.7        771.1         185.4
  Shareholders' equity.............     924.4    1,529.0      886.9    1,502.9    1,356.8    1,248.3        957.9       1,087.4
  Working capital..................     136.6      734.7      114.2      775.0      827.5      729.0        752.4         714.7
  Current ratio....................       1.3        2.2        1.2        2.9        3.8        3.3          3.5           5.1
Other selected information:
  EBITDA(5)........................  $  167.6   $  102.1   $  561.2   $  456.7   $  408.5   $  341.3     $ (155.6)     $  311.2
  Adjusted EBITDA(5)...............     167.6      102.1      569.6      456.7      408.5      341.3         86.7         313.0
  Cash flows from continuing
    operations:
    Operating activities...........     200.8      149.6      519.1      449.6      277.6      320.7        124.0         271.8
    Investing activities...........    (165.3)    (181.4)    (758.2)    (451.9)    (228.0)    (311.3)      (143.9)       (154.7)
    Financing activities...........     (52.5)     144.0      440.2       18.1      (22.7)      40.1        (93.9)        (62.5)

---------------

(1) Western Atlas became a publicly traded company in March 1994, concurrent with the distribution of its common stock to the shareholders of Litton. Western Atlas' fiscal year-end was changed from July 31 to December 31 in 1993. Interest expense, income taxes, and certain general and administrative corporate costs incurred by Litton were allocated to Western Atlas for periods presented prior to January 1, 1994.

(2) On May 4, 1997, the Board of Directors of Western Atlas approved a plan for the Spin-off of UNOVA. On October 31, 1997, the shares of common stock of UNOVA were distributed to Western Atlas stockholders pursuant to the Spin-off. UNOVA's operations through October 31, 1997 are reported in Western Atlas' consolidated financial statements as discontinued operations. Corporate general and administrative costs of Western Atlas were not allocated to UNOVA for any of the periods presented. Spin-off charges of $8.4 million were charged to continuing operations during the second quarter of 1997.

(3) The provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were adopted in fiscal year 1993. Immediate recognition of the transition liability was elected. All amounts pertain to continuing operations.

(4) The number of shares of common stock outstanding prior to 1994 was based on the weighted-average number of shares of Litton common stock outstanding for fiscal 1993.

(5) "EBITDA" means earnings before interest, taxes, depreciation, depletion, amortization and minority interests. "Adjusted EBITDA" represents EBITDA adjusted for nonrecurring items. Nonrecurring items represent Spin-off charges of $8.4 million in the year ended December 31, 1997; restructuring charges of $242.2 million in the five-month period ended December 31, 1993; and cumulative effect of a change in accounting principle of $1.8 million in the year ended July 31, 1993. EBITDA and Adjusted EBITDA are not generally accepted accounting principles measures, may not be comparable to similarly titled items of other companies and should not be considered as alternatives to net income or any other generally accepted accounting principles measure of performance as an indicator of Western Atlas' operating performance or as a measure of liquidity. Western Atlas believes EBITDA and Adjusted EBITDA are widely accepted financial indicators of a company's ability to service debt.

          SUMMARY PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)

     The following tables set forth certain unaudited pro forma combined financial information for Baker Hughes giving effect to the Merger accounted for as a pooling of interests. The information below may not be indicative of the results and financial position that actually would have occurred if the Merger had been consummated or that will be obtained in the future. The summary pro forma financial data for the periods indicated were derived from the unaudited pro forma condensed combined financial statements and related notes appearing elsewhere in this Joint Proxy Statement/Prospectus. The fiscal year ends of Baker Hughes and Western Atlas are September 30 and December 31, respectively. In applying the pooling of interests method of accounting, the historical results of operations of Baker Hughes and Western Atlas for fiscal years prior to the Merger will be combined. As such, the unaudited pro forma information for the six months ended March 31, 1998 includes such combined information for Baker Hughes and Western Atlas for such period, while the unaudited pro forma information for each of the three years in the period ended September 30, 1997 includes such combined information of Baker Hughes for its September 30 fiscal year ends and Western Atlas for its December 31 fiscal year ends. Consequently, the results of operations for Western Atlas for the three months ended December 31, 1997 are included in both the unaudited pro forma condensed combined statement of operations for the six months ended March 31, 1998 and the unaudited pro forma condensed combined statement of operations for the year ended September 30, 1997. Western Atlas had revenues, income from continuing operations and diluted income from continuing operations per share for the three months ended December 31, 1997 of $439.5 million, $31.8 million and $0.57, respectively.

                                                                         YEAR ENDED SEPTEMBER 30,
                                                   SIX MONTHS ENDED   ------------------------------
                                                    MARCH 31, 1998      1997       1996       1995
                                                   ----------------   --------   --------   --------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operations:
  Revenues........................................     $3,221.0       $5,343.6   $4,445.8   $3,920.4
  Operating income................................        406.0          460.5      454.1      390.8
  Income from continuing operations before income
     taxes and accounting changes.................        353.3          364.3      415.4      308.3
  Income from continuing operations before
     accounting changes...........................        224.1          200.9      246.3      181.4
Per share of common stock at Exchange Ratio of
  2.4(1):
  Income from continuing operations before
     accounting changes -- basic..................     $    .75       $    .71   $    .91   $    .58
  Income from continuing operations before
     accounting changes -- diluted................          .73            .70        .90        .58
Per share of common stock at Exchange Ratio of
  2.623(1):
  Income from continuing operations before
     accounting changes -- basic..................     $    .72       $    .68   $    .87   $    .56
  Income from continuing operations before
     accounting changes -- diluted................          .70            .67        .86        .55

                                                    MARCH 31, 1998
                                                   ----------------
                                                    (IN MILLIONS)
Financial position:
  Cash and cash equivalents.......................     $   25.8
  Working capital.................................      1,522.8
  Total assets....................................      7,528.3
  Long-term debt..................................      1,663.1
  Stockholders' equity............................      3,616.1

---------------

(1) The Exchange Ratio will be 2.4 if the Baker Hughes Share Price is less than or equal to $42.75 and greater than or equal to $38.25. If the Baker Hughes Share Price is less than $38.25, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. If the Baker Hughes Share Price is below $35.00, the Exchange Ratio is fixed at 2.623, and Western Atlas has the option to terminate the Merger Agreement unless Baker Hughes then elects to increase the Exchange Ratio to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. The pro forma information is presented both on the basis of an Exchange Ratio of 2.4 and an Exchange Ratio of 2.623, illustrating the difference in the pro forma per share amounts as the Exchange Ratio varies.

                           COMPARATIVE PER SHARE DATA

     The following tables present comparative per share information for Baker Hughes and Western Atlas on a historical basis, for Baker Hughes on a pro forma basis and for Western Atlas on an equivalent pro forma basis assuming that the Merger had been consummated and accounted for as a pooling of interests. The tables should be read in conjunction with the consolidated financial statements of Baker Hughes and Western Atlas incorporated by reference in this Joint Proxy Statement/Prospectus.

                                                                            YEAR ENDED SEPTEMBER 30,
                                                         SIX MONTHS ENDED   ------------------------
                                                          MARCH 31, 1998     1997     1996     1995
                                                         ----------------   ------   ------   ------
BAKER HUGHES -- HISTORICAL
Book value per common share at end of period...........      $15.86         $15.40   $11.69   $10.64
Cash dividends per common share........................         .23            .46      .46      .46
Income from continuing operations before accounting
  changes per common share:
     Basic.............................................         .94            .71     1.23      .67
     Diluted...........................................         .91            .71     1.21      .67
BAKER HUGHES -- PRO FORMA AT EXCHANGE RATIO OF 2.4(1)
Book value per common share at end of period...........      $12.01         $11.63   $11.68   $10.64
Cash dividends per common share........................         .23            .46      .46      .46
Income from continuing operations before accounting
  changes per common share:
     Basic.............................................         .75            .71      .91      .58
     Diluted...........................................         .73            .70      .90      .58
BAKER HUGHES -- PRO FORMA AT EXCHANGE RATIO OF 2.623(1)
Book value per common share at end of period...........      $11.54         $11.18   $11.19   $10.19
Cash dividends per common share........................         .23            .46      .46      .46
Income from continuing operations before accounting
  changes per common share:
     Basic.............................................         .72            .68      .87      .56
     Diluted...........................................         .70            .67      .86      .55

                                                                            YEAR ENDED SEPTEMBER 30,
                                                         SIX MONTHS ENDED   ------------------------
                                                          MARCH 31, 1998     1997     1996     1995
                                                         ----------------   ------   ------   ------
WESTERN ATLAS -- EQUIVALENT PRO FORMA AT EXCHANGE RATIO
  OF 2.4(1)(2)
Book value per common share at end of period...........      $28.82         $27.91   $28.03   $25.54
Cash dividends per common share........................         .55           1.10     1.10     1.10
Income from continuing operations before accounting
  changes per common share(3):
     Basic.............................................        1.80           1.70     2.18     1.39
     Diluted...........................................        1.75           1.68     2.16     1.39
WESTERN ATLAS -- EQUIVALENT PRO FORMA AT EXCHANGE RATIO
  OF 2.623(1)(2)
Book value per common share at end of period...........      $30.27         $29.33   $29.35   $26.73
Cash dividends per common share........................         .60           1.21     1.21     1.21
Income from continuing operations before accounting
  changes per common share(3):
     Basic.............................................        1.89           1.78     2.28     1.47
     Diluted...........................................        1.84           1.76     2.26     1.44

                                                                            YEAR ENDED DECEMBER 31,
                                                         SIX MONTHS ENDED   ------------------------
                                                          MARCH 31, 1998     1997     1996     1995
                                                         ----------------   ------   ------   ------
WESTERN ATLAS -- HISTORICAL
Book value per common share at end of period...........      $16.87         $16.25   $27.98   $25.49
Cash dividends per common share........................       --                --       --       --
Income from continuing operations per common share(3):
     Basic.............................................        1.19           1.69     1.31     1.16
     Diluted...........................................        1.17           1.65     1.29     1.14

---------------

(1) See note (1) on page 19.

(2) The Western Atlas equivalent pro forma per share amounts were calculated by multiplying the Baker Hughes pro forma per share amounts by an assumed Exchange Ratio of 2.4 or 2.623, as applicable.

(3) On October 31, 1997, the shares of common stock of UNOVA were distributed to Western Atlas stockholders in connection with the Spin-off. UNOVA's operations through October 31, 1997 are reported in Western Atlas' consolidated financial statements as discontinued operations. Corporate general and administrative costs of Western Atlas were not allocated to UNOVA for any of the periods presented. Spin-off charges of $8.4 million were charged to continuing operations during the second quarter of 1997.

                        THE BAKER HUGHES SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Baker Hughes in connection with the solicitation of proxies on behalf of the Board of Directors of Baker Hughes (the "Baker Hughes Board") for use at the Baker Hughes Special Meeting to be held on August 10, 1998 at the time and place specified under "Summary -- The Meetings," and at any reconvened meeting after any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED

     At the Baker Hughes Special Meeting, including any reconvened meeting after any adjournment or postponement thereof, stockholders of Baker Hughes will be asked to consider and vote upon a proposal to approve the issuance of shares of Baker Hughes Common Stock pursuant to the Merger Agreement (the "Baker Hughes Proposal").

     THE BAKER HUGHES BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT BAKER HUGHES STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE BAKER HUGHES PROPOSAL.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

     The Baker Hughes Board has fixed the close of business on June 17, 1998 as the Baker Hughes Record Date for the determination of the Baker Hughes stockholders entitled to receive notice of and to vote at the Baker Hughes Special Meeting. As of the Baker Hughes Record Date, 169,765,669 shares of Baker Hughes Common Stock were outstanding and held of record by approximately 17,535 holders. Each outstanding share of Baker Hughes Common Stock is entitled to one vote on all matters coming before the Baker Hughes Special Meeting. The presence, either in person or by proxy, of the holders of a majority of the issued and outstanding shares of Baker Hughes Common Stock entitled to vote at the Baker Hughes Special Meeting is necessary to constitute a quorum for the transaction of business at the Baker Hughes Special Meeting.

VOTES REQUIRED; EFFECT OF ABSTENTIONS AND NON-VOTES

     Approval of a majority of the votes cast by holders of Baker Hughes Common Stock is required to approve the Baker Hughes Proposal. Under the rules of the NYSE, such approval is required because the number of shares of Baker Hughes Common Stock to be issued in the Merger will exceed 20% of the shares of Baker Hughes Common Stock outstanding immediately prior to the issuance thereof pursuant to the Merger Agreement.

     The inspectors of election will treat shares of Baker Hughes Common Stock represented by proxies that reflect abstentions as shares that are present, entitled to vote and voting for purposes of determining the presence of a quorum at the Baker Hughes Special Meeting and for purposes of determining the outcome of any question submitted to the stockholders for a vote. The inspectors of election will treat "broker non-votes" (i.e., shares held by brokers that are represented at a meeting but with respect to which the broker does not have discretionary authority to vote) as shares that are present and entitled to vote for purposes of establishing a quorum. For purposes of determining the outcome of any question as to which the broker has physically indicated on the proxy that it does not have discretionary authority to vote, these shares will be treated as not present and not entitled to vote with respect to that question, even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other questions. Accordingly, abstentions will have the same effect as votes against the Baker Hughes Proposal and broker non-votes will have the effect of reducing the number of affirmative votes required to achieve the majority vote for such business.

     As of the Baker Hughes Record Date, directors and executive officers of Baker Hughes and their affiliates beneficially owned less than 1% of the outstanding shares of Baker Hughes Common Stock. The directors and executive officers of Baker Hughes have indicated that they intend to vote all of their shares of Baker Hughes Common Stock for the approval of the Baker Hughes Proposal.

VOTING AND REVOCATION OF PROXIES

     Shares of Baker Hughes Common Stock represented by properly executed proxies (or telephonic communication in lieu of physically executed proxies made in accordance with the proxy card instructions) received at or prior to the Baker Hughes Special Meeting, and which have not been revoked, will be voted at the Baker Hughes Special Meeting, or any reconvened meeting after any adjournment or postponement thereof, in accordance with the instructions of such proxies. Baker Hughes stockholders as of the Baker Hughes Record Date may, in lieu of attending the meeting or delivering a physical proxy, authorize by telephone the persons indicated on the accompanying proxy card to vote by following the instructions indicated on the accompanying proxy card. The deadline for any such authorization by telephone is 7:00 p.m., Houston time, on August 9, 1998, the day before the Baker Hughes Special Meeting, or such later date that is the day before any reconvened meeting after any adjournment or postponement thereof. If a proxy is properly executed and returned (or telephonic communication made in accordance with the proxy card instructions) by a stockholder of Baker Hughes without indicating any voting instructions, the shares of Baker Hughes Common Stock represented by such proxy will be voted at the Baker Hughes Special Meeting FOR the approval of the Baker Hughes Proposal.

     A stockholder executing and returning a proxy (or telephonic communication in lieu of physically executed proxies made in accordance with the proxy card instructions) has the power to revoke it at any time before it is exercised either by executing and delivering a later-dated proxy (or telephonic communication made in accordance with the proxy card instructions) to the Secretary of Baker Hughes, or by delivering a duly executed written revocation of such proxy (or telephonic communication made in accordance with the proxy card instructions) to the Secretary of Baker Hughes.

SOLICITATION OF PROXIES; EXPENSES

     In connection with the Baker Hughes Special Meeting, proxies are being solicited by, and on behalf of, the Baker Hughes Board. Baker Hughes will bear the cost of the solicitation of proxies from its stockholders. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of Baker Hughes may solicit proxies from stockholders personally or by telephone, telegraph or facsimile transmissions. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, Baker Hughes has engaged ChaseMellon Shareholder Services, L.L.C. for a fee of $9,000, plus expenses, to aid in the solicitation of proxies and to verify certain records related to the solicitation. Arrangements will also be made with brokerage houses, banks, fiduciaries and other custodians for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Baker Hughes will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

                       THE WESTERN ATLAS SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Western Atlas in connection with the solicitation of proxies on behalf of the Board of Directors of Western Atlas (the "Western Atlas Board") for use at the Western Atlas Special Meeting to be held on August 10, 1998 at the time and place specified under "Summary -- The Meetings," and at any reconvened meeting after any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED

     At the Western Atlas Special Meeting, including any reconvened meeting after any adjournment or postponement thereof, stockholders of Western Atlas will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

     THE WESTERN ATLAS BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, WESTERN ATLAS' STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT ALL WESTERN ATLAS STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

     The Western Atlas Board has fixed the close of business on June 17, 1998 as the Western Atlas Record Date for the determination of the Western Atlas stockholders entitled to receive notice of and to vote at the Western Atlas Special Meeting. As of the Western Atlas Record Date, 54,956,639 shares of Western Atlas Common Stock were outstanding and held of record by approximately 20,765 holders. Each outstanding share of Western Atlas Common Stock is entitled to one vote on all matters coming before the Western Atlas Special Meeting. The presence, either in person or by proxy, of the holders of a majority of the issued and outstanding shares of Western Atlas Common Stock entitled to vote at the Western Atlas Special Meeting is necessary to constitute a quorum for the transaction of business at the Western Atlas Special Meeting.

VOTES REQUIRED; EFFECT OF ABSTENTIONS AND NON-VOTES

     Under Delaware law, the affirmative vote of the holders of at least a majority of the outstanding shares of Western Atlas Common Stock is required to approve and adopt the Merger Agreement.

     The inspectors of election will treat shares of Western Atlas Common Stock represented by proxies that reflect abstentions as shares that are present, entitled to vote and voting for purposes of determining the presence of a quorum at the Western Atlas Special Meeting and for purposes of determining the outcome of any question submitted to the stockholders for a vote. The inspectors of election will treat "broker non-votes" (i.e., shares held by brokers that are represented at a meeting but with respect to which the broker does not have discretionary authority to vote) as shares that are present and entitled to vote for purposes of establishing a quorum. For purposes of determining the outcome of any question as to which the broker has physically indicated on the proxy that it does not have discretionary authority to vote, these shares will be treated as not present and not entitled to vote with respect to that question, even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other questions. Accordingly, abstentions and broker non-votes will have the same effect as votes against the approval and adoption of the Merger Agreement.

     As of the Western Atlas Record Date, directors and executive officers of Western Atlas and their affiliates beneficially owned in the aggregate approximately 2% of the outstanding shares of Western Atlas Common Stock. The directors and executive officers of Western Atlas have indicated that they intend to vote all of their shares of Western Atlas Common Stock for the approval and adoption of the Merger Agreement and the Merger.

VOTING AND REVOCATION OF PROXIES

     Shares of Western Atlas Common Stock represented by properly executed proxies (or telephonic communication in lieu of physically executed proxies made in accordance with the proxy card instructions) received at or prior to the Western Atlas Special Meeting, and which have not been revoked, will be voted at the Western Atlas Special Meeting, or any reconvened meeting after any adjournment or postponement thereof, in accordance with the instructions of such proxies. Western Atlas stockholders as of the Western Atlas Record Date may, in lieu of attending the meeting or delivering a physical proxy, authorize by telephone the persons indicated on the accompanying proxy card to vote by following the instructions indicated on the accompanying proxy card. The deadline for any such authorization by telephone is 7:00 p.m., Houston time, on August 9, 1998, the day before the Western Atlas Special Meeting, or such later date that is the day before any reconvened meeting after any adjournment or postponement thereof. If a proxy is properly executed and returned (or telephonic communication made in accordance with the proxy card instructions) by a stockholder of Western Atlas without indicating any voting instructions, the shares of Western Atlas Common Stock represented by such proxy will be voted at the Western Atlas Special Meeting FOR the approval and adoption of the Merger Agreement and the Merger.

     A stockholder executing and returning a proxy (or telephonic communication in lieu of physically executed proxies made in accordance with the proxy card instructions) has the power to revoke it at any time before it is exercised either by executing and delivering a later-dated proxy (or telephonic communication made in accordance with the proxy card instructions) to the Secretary of Western Atlas, or by delivering a duly executed written revocation of such proxy (or telephonic communication made in accordance with the proxy card instructions) to the Secretary of Western Atlas.

SOLICITATION OF PROXIES; EXPENSES

     In connection with the Western Atlas Special Meeting, proxies are being solicited by, and on behalf of, the Board of Directors of Western Atlas. Western Atlas will bear the cost of the solicitation of proxies from its stockholders. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of Western Atlas may solicit proxies from stockholders personally or by telephone, telegraph or facsimile transmissions. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. In addition, Western Atlas has engaged Georgeson & Company Inc. for a fee of $8,500, plus expenses, to aid in the solicitation of proxies and to verify certain records related to the solicitation. Arrangements will also be made with brokerage houses, banks, fiduciaries and other custodians for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Western Atlas will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

     IF THE MERGER AGREEMENT IS APPROVED AND ADOPTED AND THE MERGER IS CONSUMMATED, HOLDERS OF WESTERN ATLAS COMMON STOCK WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF THEIR CERTIFICATES REPRESENTING SHARES OF WESTERN ATLAS COMMON STOCK. HOLDERS OF WESTERN ATLAS COMMON STOCK SHOULD NOT SEND THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THESE INSTRUCTIONS.

                                   THE MERGER

GENERAL

     Baker Hughes, Western Atlas and Merger Sub have entered into the Merger Agreement, which provides that, subject to the satisfaction of the conditions thereof (see "Certain Provisions of the Merger Agreement -- Conditions to the Merger"), the Merger will be effected. THE DESCRIPTION OF THE MERGER AGREEMENT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, A COPY OF WHICH IS INCLUDED AS APPENDIX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN ITS ENTIRETY HEREIN BY REFERENCE.

THE MERGER

     The Merger Agreement provides for the merger of Merger Sub with and into Western Atlas. Western Atlas will be the surviving corporation and will become a direct, wholly owned subsidiary of Baker Hughes at the Effective Time (as defined below). In the Merger, each share of Western Atlas Common Stock outstanding immediately prior to the Effective Time will be converted automatically into the right to receive a number of shares of Baker Hughes Common Stock equal to the Exchange Ratio.

     The Exchange Ratio will be 2.4 if the Baker Hughes Share Price is greater than or equal to $38.25 and less than or equal to $42.75. If the Baker Hughes Share Price is greater than $42.75 and less than or equal to $44.75, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $102.60 and is equal to that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next lower thousandth, equal to the quotient obtained by dividing $102.60 by the Baker Hughes Share Price. If the Baker Hughes Share Price exceeds $44.75, the Exchange Ratio is fixed at 2.293. If the Baker Hughes Share Price is greater than or equal to $35.00 and less than $38.25, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80 and is equal to that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next higher thousandth, equal to the quotient obtained by dividing $91.80 by the Baker Hughes Share Price. If the Baker Hughes Share Price is below $35.00, the Exchange Ratio is fixed at 2.623, and Western Atlas has the option to terminate the Merger Agreement unless Baker Hughes then elects to issue additional shares of Baker Hughes Common Stock to maintain the value (based on the Baker Hughes Shares Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80 by causing the Exchange Ratio to equal that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next higher thousandth, equal to the quotient obtained by dividing $91.80 by the Baker Hughes Share Price. The Baker Hughes Share Price is the average of the per share closing prices of Baker Hughes Common Stock on the NYSE for the 20 consecutive trading days ending on the fifth trading day prior to the Closing Date, appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or other similar transactions.

     If the Closing Date had occurred on July 1, 1998, the Baker Hughes Share Price would have been $35.5594 and the Exchange Ratio accordingly would have been 2.5816. Based upon the capitalization of Baker Hughes and Western Atlas as of July 1, 1998 and this Exchange Ratio, stockholders of Western Atlas would have received in the Merger approximately 141.5 million shares of Baker Hughes Common Stock, which would have represented approximately 45% of the outstanding Baker Hughes Common Stock immediately after the Merger.

     The closing of the Merger (the "Closing") will occur on the first business day immediately following the day on which the last of the conditions to the Merger contained in the Merger Agreement has been satisfied or waived or on such other date as Baker Hughes and Western Atlas may agree. On the Closing Date, the parties shall cause a Certificate of Merger to be filed with the Delaware Secretary of State, and the time of such filing will be the "Effective Time" unless otherwise provided in the Certificate of Merger.

     Pursuant to the Merger Agreement, the Certificate of Incorporation of Western Atlas and the Bylaws of Merger Sub will be the Certificate of Incorporation and Bylaws, respectively, of the surviving corporation of the Merger (the "Surviving Corporation"). The directors of Merger Sub and the officers of Western Atlas immediately prior to the Effective Time will be the initial directors and officers, respectively, of the Surviving Corporation.

BAKER HUGHES BOARD AFTER THE MERGER; PRESIDENT

     At the Effective Time, the Baker Hughes Board will be expanded, and Alton
J. Brann, John R. Russell, Joseph T. Casey and Claire W. Gargalli, who are currently directors of Western Atlas, will be appointed to the Baker Hughes Board. Mr. Russell will be appointed to the Executive Committee of the Baker Hughes Board, and at least one of the other new directors will be appointed to each other committee of the Baker Hughes Board. At the Effective Time, Mr. Russell will become the President of Baker Hughes.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     As of the Effective Time, Baker Hughes shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Western Atlas Common Stock immediately prior to the Effective Time, certificates representing the shares of Baker Hughes Common Stock and cash in lieu of fractional shares to be issued or paid pursuant to the Merger Agreement in exchange for outstanding shares of Western Atlas Common Stock. The "Exchange Agent" will be ChaseMellon Shareholder Services, L.L.C., the transfer agent for Baker Hughes Common Stock, or such other party reasonably satisfactory to Western Atlas. Promptly after the Effective Time, the Exchange Agent will mail a transmittal form to each such former stockholder of Western Atlas. The transmittal form will contain instructions with respect to the surrender of stock certificates ("Certificates") formerly representing shares of Western Atlas Common Stock to be exchanged in the Merger. STOCKHOLDERS OF WESTERN ATLAS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Upon the surrender of each Certificate by Western Atlas stockholders, the Exchange Agent will issue a certificate representing the whole number of shares of Baker Hughes Common Stock and a check representing the amount of any cash in lieu of fractional shares and unpaid dividends and distributions that such holder is entitled to receive under the Merger Agreement. Any surrendered Certificate shall forthwith be canceled.

     No dividends or other distributions declared or made after the Effective Time with respect to Baker Hughes Common Stock with a record date after the Effective Time will be paid to a holder of any unsurrendered Certificate with respect to the shares of Baker Hughes Common Stock the holder is entitled to receive, and no cash payment in lieu of fractional shares will be paid to any holder until the surrender of such Certificate in accordance with the Merger Agreement.

     After the Effective Time, there shall be no transfers of Western Atlas Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates formerly representing shares of Western Atlas Common Stock are presented to the Surviving Corporation or the Exchange Agent, such Certificates will be canceled and (subject to applicable abandoned property, escheat and similar laws) exchanged for certificates representing the number of shares of Baker Hughes Common Stock and any cash the holder of such Certificates is entitled to receive under the Merger Agreement.

     Promptly following the first anniversary of the Effective Time, the Exchange Agent will deliver to Baker Hughes all cash, shares of Baker Hughes Common Stock, Certificates and other documents in its possession relating to the Merger, and thereafter Baker Hughes will act as the Exchange Agent. Thereafter, each holder of a Certificate may surrender such Certificate to Baker Hughes and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the number of shares of Baker Hughes Common Stock and any cash such holder is entitled to receive under the Merger Agreement.

     None of Baker Hughes, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Western Atlas Common Stock for any stock certificates, cash or other property properly delivered to a public or governmental official pursuant to any applicable abandoned property, escheat or similar law.

FRACTIONAL SHARES

     No fractional shares of Baker Hughes Common Stock will be issued to any stockholder of Western Atlas upon consummation of the Merger. For each fractional share that would otherwise be issued, Baker Hughes will pay by check an amount equal to such fractional portion multiplied by the Baker Hughes Share Price.

BACKGROUND OF THE MERGER

     Due to the nature of their respective businesses, Western Atlas and Baker Hughes provide complementary products and services to many of the same customers, and often work together on projects for customers in different but related capacities. As a result, each of Western Atlas and Baker Hughes has become well acquainted with the other's operations and management.

     Baker Hughes and Western Atlas have held discussions from time to time with each other and with other oilfield service companies concerning strategic alliances, joint bidding arrangements and other ways for the separate companies to deliver complementary services to their customers. In July 1997, Baker Hughes made an unsolicited proposal to acquire Western Atlas, which Western Atlas rejected as inconsistent with its strategic direction.

     Western Atlas was contacted in February 1998 by another large oilfield service company concerning that company's interest in a business combination with Western Atlas. The discussions ended without any acquisition proposal being made.

     On February 26, 1998, Halliburton Company and Dresser Industries, Inc. announced that they had entered into a definitive agreement to merge. On March 4, 1998, EVI, Inc. and Weatherford Enterra, Inc. also announced that they had entered into a definitive agreement to merge. Baker Hughes and Western Atlas believe that these transactions, which involve significant participants in the oilfield service industry, will accelerate the trend toward integrated service offerings. To meet the competitive challenge posed by these transactions, Western Atlas and Baker Hughes intensified their discussions and internal studies of the possibility of a strategic alliance or similar arrangement by which the separate companies could jointly provide services to customers.

     Each company has also separately held discussions with other oilfield service companies concerning strategic opportunities.

     In late April, Western Atlas and Baker Hughes agreed that it was unlikely that they would be able to achieve their strategic goals through an alliance or similar structure due to the weaknesses inherent in such structures. In light of this conclusion and in view of the changes taking place in the competitive landscape of the oilfield services industry, including the effects of the transactions announced earlier in the year, Baker Hughes inquired in early May as to whether Western Atlas would be willing to consider a possible merger of the two companies, and Western Atlas indicated that it would be willing to consider such a proposal if one were made.

     On May 6, 1998, Mr. Lukens and other senior executives of Baker Hughes and its advisors met with the Executive Committee of the Western Atlas Board, consisting of Messrs. Brann, Russell and Casey, and other senior executives of Western Atlas and its advisors. At this meeting, financial terms of a possible merger were first discussed. The meeting resulted in a pricing structure for a proposed merger of Western Atlas with a wholly owned subsidiary of Baker Hughes, pursuant to which each share of Western Atlas Common Stock would be converted into 2.4 shares of Baker Hughes Common Stock, subject to adjustment based on the market price of Baker Hughes Common Stock over a period prior to completion of the merger on the terms that were ultimately contained in the Exchange Ratio. Mr. Lukens indicated that he would seek authority from the Baker Hughes Board to formally propose a transaction incorporating these financial terms, and Mr. Brann indicated that, if the response of the Baker Hughes Board was favorable and the parties were able to agree on the other terms of the transaction, he would seek approval of the Western Atlas Board.

     On May 7, 1998, the legal and financial advisors to Baker Hughes and Western Atlas discussed in greater detail the terms of the transaction and negotiated certain of the provisions of the Merger Agreement. On May 8, 1998, at a special meeting, the Baker Hughes Board authorized Mr. Lukens to continue the negotiations and approved the Exchange Ratio, the Merger Agreement, the Stock Option Agreements

(defined below) and the Merger, with such changes as the management of Baker Hughes deemed appropriate. Following that meeting, negotiations of the Merger Agreement and the Stock Option Agreements continued on May 8 and 9, 1998.

     On May 10, 1998, Mr. Brann and Mr. Lukens and representatives of Western Atlas and Baker Hughes met to finalize the remaining open issues with respect to the terms of the Merger Agreement and the Stock Option Agreements. Later that day, the Western Atlas Board met to consider the proposed merger, and authorized Western Atlas to enter into the Merger Agreement and the Stock Option Agreements. The agreements were executed by Western Atlas and Baker Hughes on May 10, 1998, and a press release announcing the transaction was issued by the parties later that evening.

REASONS FOR THE MERGER

  Baker Hughes' Reasons for the Merger

     The Baker Hughes Board believes that the terms of the Merger are fair to, and in the best interests of, Baker Hughes and its stockholders and has unanimously approved the Merger Agreement and the Merger and unanimously recommends that Baker Hughes stockholders vote FOR approval of the Baker Hughes Proposal.

     In reaching its conclusion, the Baker Hughes Board considered, among other factors:

     - The combined company will be strategically positioned to provide integrated "life of field" and "reservoir management" related products and services. These products and services are expected to span the planning, exploration, development and production phases of an oil and gas reservoir. The integration of Baker Hughes' drilling, completion and production technologies with Western Atlas' reservoir information technologies could enable oil and gas companies to increase the quantity of oil and gas produced from an oil and gas reservoir over its life from the historical rate of less than 40% of total hydrocarbons in place.

     - The increasing demands of customers in the oil and gas industry for their oilfield service suppliers to provide integrated product and service offerings and project management on an outsourced basis. The combination of Baker Hughes' drilling solutions with Western Atlas' seismic and reservoir information integration technologies could enable customers to improve wellbore placement, reduce the number of wells drilled, optimize their productivity and reduce the time to first production and economic payback.

     - The leading positions of Western Atlas and Baker Hughes in their product lines and service offerings, which will allow the combined companies to compete effectively with the industry's largest integrated oilfield service providers.

     - The benefits that the combined entity is expected to receive from the respective geographic strengths and customer relationships of the two companies, including an improved global support and service network. Global customers, especially those in remote areas, are expected to gain performance and efficiency advantages that could improve the combined company's competitive position.

     - The financial and technological positions of competitors in the oilfield service industry and the strength and breadth of those competitors' product and service offerings.

     - Expected combination benefits, including revenue synergies and cost savings.

     -  The changing competitive landscape of the oilfield services industry.

     - The complementary product and service offerings of Baker Hughes and Western Atlas and the expected synergistic effects of the combination of the two companies.

     - Western Atlas' technological leadership in the seismic and wireline businesses.

     - The financial performance and condition, business operations and future prospects of each of Western Atlas and Baker Hughes.

     - The structure of the transaction and terms of the Merger Agreement and the Stock Option Agreements and their impact on the accounting treatment of possible alternative business combinations. See "Certain Provisions of the Merger Agreement -- Reciprocal Stock Option Agreements."

     - The expected accounting treatment of the Merger as a pooling of interests.

     - The accretive cash flow per share of the combined entity as compared to Baker Hughes on a standalone basis, and the near-term dilution to earnings per share of the combined entity as compared to Baker Hughes on a standalone basis.

     - The relative market capitalizations of Western Atlas and Baker Hughes, and the expected capital structure of the combined entity after the Merger.

     - The opinion of Merrill Lynch described below, including Merrill Lynch's conclusion that the Exchange Ratio was fair, from a financial point of view, to Baker Hughes as of the date of its opinion. The Merrill Lynch opinion is based upon and subject to the factors and assumptions, qualifications and limitations set forth therein.

     - The compatibility of the corporate cultures of the management teams and employees of both companies.

     In determining that the Merger was fair to, and in the best interests of, Baker Hughes' stockholders, the Baker Hughes Board considered the factors above as a whole and did not assign specific or relative weights to those factors. The Baker Hughes Board believes that the Merger is an opportunity for Baker Hughes' stockholders to participate in a combined enterprise that has significantly greater business and financial resources than Baker Hughes would have absent the Merger.

  Western Atlas' Reasons for the Merger

     Western Atlas' primary reason for seeking to combine its businesses with those of Baker Hughes is the belief of the Western Atlas Board and management that the ability to deliver a broader range of oilfield services and products will make Western Atlas a stronger competitor and will help enable Western Atlas to remain competitive over the longer term. Many of Western Atlas' customers have indicated a preference to do business with fewer but more technically and operationally capable suppliers as a way of enhancing the efficiency of their own exploration and production activities. While Western Atlas believes it is a leading provider of seismic and well-logging services, it also believes that companies offering these services in close conjunction with a full array of oilfield services and products will be more effective competitors in the years ahead. In addition, the ability to combine the technologies of Baker Hughes with those of Western Atlas will create an opportunity to develop products and services that neither company would be in a position to develop effectively on its own.

     Historically, Schlumberger Limited has led the oilfield services industry in the ability to provide the broadest array of services and products, and has for many years been a principal competitor of Western Atlas. The pending merger of Halliburton Company and Dresser Industries, Inc. will, if completed, create another industry participant with a similarly broad offering, although neither Halliburton nor Dresser currently provides seismic services. Western Atlas has held discussions with various oilfield service companies, including Baker Hughes, concerning ways to coordinate their activities, either through joint bidding, strategic alliances or other arrangements, in order to provide enhanced services in response to industry trends. However, after studying these opportunities, Western Atlas management concluded that cooperation between different companies with different management and ownership would be unlikely to yield the benefits of being able to offer a broader collection of services and products under unified management and ownership. In addition, the joint delivery of multiple services by separate companies has not been well accepted by oilfield services customers. Moreover, the management of Western Atlas believes that, collectively, Western Atlas and Baker Hughes have leading positions in those higher value-added products and services which enable customers to better manage their reservoirs. The Western Atlas Board believes that the combination of Western Atlas and Baker Hughes will be well equipped to compete with Schlumberger and Halliburton/Dresser as the industry continues to consolidate.

     The Western Atlas Board also considered the possibility of adapting to the changing conditions in the industry through acquisitions of other companies that would add to Western Atlas' service and product offerings. In light of the significant amounts of time and capital investment, as well as the number of transactions that would have been required to carry out such a strategy and the risks of such a strategy, the Western Atlas Board decided that it was not the best alternative.

     In evaluating the proposal from Baker Hughes, the Western Atlas Board considered the Merger to be favorable to the Western Atlas stockholders, and in its deliberations considered, among other factors, the following:

          - The effective price offered for Western Atlas was a significant premium to the market price of Western Atlas Common Stock at the time of the Merger Agreement, as well as a premium to the all-time high trading price for Western Atlas Common Stock prior to the date of the Merger Agreement ($84 7/8).

          - The provisions of the Merger Agreement that specify the Exchange Ratio protect Western Atlas stockholders from the effect of a decline in the price of Baker Hughes Common Stock within a certain range, below which Western Atlas has the right to terminate the Merger Agreement unless Baker Hughes elects to increase the amount of Baker Hughes Common Stock to be received by Western Atlas stockholders.

          - The combined company could offer a broad range of services and products and there was no significant overlap between the current businesses of the two companies.

          - As a result of the complementary nature of the businesses of the two companies, there was unlikely to be any significant issue raised by the proposed combination under antitrust laws.

          - The Western Atlas stockholders would obtain in the Merger an equity investment in the combined company on a tax-free basis.

          - Synergies and, to a lesser extent, cost savings obtainable from the combination would, if realized, create additional value for the stockholders of the combined company.

          - The capital structure of the combined company would give it sufficient flexibility to pursue additional acquisitions to add services or products not currently offered by either Western Atlas or Baker Hughes.

          - CSFB rendered an opinion to the Western Atlas Board dated May 10, 1998 as to the fairness of the Exchange Ratio from a financial point of view to the holders of Western Atlas Common Stock.

          - The corporate cultures of the management teams and employees of both companies were compatible.

          - Western Atlas' oilfield services businesses have historically yielded greater rates of growth in earnings and higher profit margins than Baker Hughes' businesses based on reported results, including nonrecurring items. Accordingly, the Western Atlas Board considered that the combined company may experience reduced results with respect to these measures than Western Atlas does currently. The Western Atlas Board concluded, however, that these short-term effects would be outweighed by the longer-term benefits of the Merger, including potential growth in revenues attributable to the combined company's broader array of services and products and its competitive position as compared to Schlumberger and Halliburton/Dresser.

          - Although the Merger Agreement gives Western Atlas the right to terminate such agreement if a superior proposal for a business combination with Western Atlas is made, the termination fee provisions of the Merger Agreement could have the effect of discouraging such a proposal. In addition, the Stock Option Agreements could have the effect of precluding any alternative business combination with Western Atlas from being accounted for as a pooling of interests, which could be an additional impediment to certain alternative business combination proposals. The Western Atlas Board accepted these provisions as a means to obtain other terms (principally relating to the collar provisions included in the Exchange Ratio) that are favorable to Western

         Atlas, and did not believe that such favorable terms could be otherwise obtained in the negotiations with Baker Hughes.

     In determining that the Merger was fair to, and in the best interests of, Western Atlas' stockholders, the Western Atlas Board considered the factors described above as a whole and did not assign specific relative weights to any of those factors.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

  Recommendation of the Baker Hughes Board

     FOR THE REASONS DISCUSSED ABOVE, THE BAKER HUGHES BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES OF BAKER HUGHES COMMON STOCK VOTE TO APPROVE THE ISSUANCE OF SHARES OF BAKER HUGHES COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

  Recommendation of the Western Atlas Board

     FOR THE REASONS DISCUSSED ABOVE, THE WESTERN ATLAS BOARD UNANIMOUSLY RECOMMENDS THAT WESTERN ATLAS STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

OPINION OF MERRILL LYNCH

     Baker Hughes retained Merrill Lynch to act as its exclusive financial advisor in connection with the Merger. On May 8, 1998, Merrill Lynch rendered to the Baker Hughes Board its oral opinion, confirmed in writing on May 10, 1998 (the "Merrill Lynch Opinion"), that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair from a financial point of view to Baker Hughes.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF BAKER HUGHES ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE BAKER HUGHES BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO BAKER HUGHES. THE MERRILL LYNCH OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY BAKER HUGHES TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO BAKER HUGHES' STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT OR ANY MATTER RELATED THERETO.

     The Exchange Ratio was determined through negotiations between Western Atlas and Baker Hughes and was authorized by the Baker Hughes Board.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the Baker Hughes Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Merrill Lynch Opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Western Atlas or Baker Hughes. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The Merrill Lynch Opinion and Merrill Lynch's presentation to the Baker Hughes Board were among several factors taken into consideration by the Baker Hughes Board in making its determination to approve the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Baker Hughes Board or Baker Hughes' management to engage in the Merger.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to Western Atlas and Baker Hughes that Merrill Lynch deemed to be relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Western Atlas and Baker Hughes, as well as the amount and timing of the cost-savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to Merrill Lynch by Baker Hughes; (iii) conducted discussions with members of senior management and representatives of Western Atlas and Baker Hughes concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies; (iv) reviewed the market prices and valuation multiples for the Western Atlas Common Stock and the Baker Hughes Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of Western Atlas and Baker Hughes and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (vii) participated in certain discussions and negotiations among representatives of Western Atlas and Baker Hughes and their financial and legal advisors; (viii) reviewed the potential pro forma impacts of the Merger on Baker Hughes; (ix) reviewed a draft of the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities, whether contingent or otherwise, of Western Atlas or Baker Hughes and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of Western Atlas or Baker Hughes. With respect to the financial forecast information and the Expected Synergies, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Western Atlas' or Baker Hughes' management as to the expected future financial performance of Western Atlas or Baker Hughes, as the case may be, and the Expected Synergies (including the estimates of timing and expense associated therewith). Merrill Lynch relied upon the foregoing in preparing the Merrill Lynch Opinion. Merrill Lynch further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for federal income tax purposes. In addition, Merrill Lynch assumed that the Exchange Ratio will not exceed 2.623 shares of Baker Hughes Common Stock. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

     For purposes of rendering the Merrill Lynch Opinion, Merrill Lynch assumed, in all respects material to its analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments contained therein were true and correct in all material respects, that each party to such documents will perform all of the covenants and agreements required to be performed by such party under such documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

     The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     The following is a brief summary of the material analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch Opinion.

     Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Merrill Lynch calculated ranges of implied firm values for Western Atlas. Merrill Lynch utilized multiples of 2002 EBITDA ranging from 6.0x to 8.0x as the terminal value of the enterprise and discount rates ranging from 11.0% to 15.0%. The discount rates were based on an analysis of the weighted average cost of capital for Western Atlas. The discounted cash flow analysis indicated a relevant range of implied Exchange Ratios of between 2.11 and 2.91 based on Baker Hughes Common Stock price equal to $41.00, which was the average closing price for Baker Hughes Common Stock for the thirty trading days ended May 6, 1998 (the "Assumed Baker Hughes Common Stock Value"). The Assumed Baker Hughes Common Stock Value is used throughout this "-- Opinion of Merrill Lynch & Co."
section in calculating ratios.

     Merger Premium Analysis. Merrill Lynch examined the premiums paid for target company shares in certain mergers and acquisitions over the pre-announcement stock prices of such target companies. In addition, Merrill Lynch calculated a range of implied Exchange Ratios based on the price of Western Atlas Common Stock and a range of assumed merger premiums.

     Merrill Lynch examined premiums paid over pre-announcement stock prices one day, one week and four weeks prior to announcement in twelve selected oilfield service merger transactions. In aggregate, such analyses indicated a relevant range of merger premiums of between 35.4% and 39.0%. In addition, based on a price per share of Western Atlas Common Stock of $77.79 (such price being the average price per share for the 30 trading days ended May 6, 1998), the Assumed Baker Hughes Common Stock Value and a range of assumed merger premiums of between 10% and 50%, Merrill Lynch calculated a range of implied Exchange Ratios of between 2.37 and 2.75.

     Comparable Transaction Analysis. Merrill Lynch reviewed certain publicly available information regarding selected business combination transactions in the oilfield services industry between June 1995 and March 1998 which, in Merrill Lynch's judgment, were generally comparable to the Merger (the "Comparable Transactions") and compared certain financial information and multiples from the Comparable Transactions to corresponding financial information and multiples for Western Atlas. The Comparable Transactions and the dates the transactions were announced are as follows: Western Atlas' acquisition of 3-D Geophysical, Inc. (March 1998); EVI, Inc.'s proposed acquisition of Weatherford Enterra, Inc. (March 1998); Halliburton Company's proposed acquisition of Dresser Industries, Inc. (February 1998); Smith International, Inc.'s acquisition of Wilson Industries, Inc. (January 1998); Castle Harlan Partners, III, L.P. acquisition of Tidewater Compression Service, Inc. (December
1997); Halliburton Company's acquisition of NUMAR Corporation (June 1997); National-Oilwell Inc.'s acquisition of Dreco Energy Services Ltd. (May 1997); Baker Hughes' acquisition of Drilex International, Inc. (April 1997); Tidewater Inc.'s acquisition of Ocean Group Plc (March 1997); Camco International, Inc.'s acquisition of Production Operators Corp. (February 1997); Baker Hughes' acquisition of Petrolite Corporation (February 1997); Halliburton Company's acquisition of Landmark Graphics Corporation (July 1996); BJ Services Company's acquisition of NOWSCO Well Service Ltd. (April 1996); Tuboscope Vetco International Corporation's acquisition of Drexel Oilfield Services (January
1996); Tidewater Inc.'s acquisition of Hornbeck Offshore Services, Inc. (November 1995); and Weatherford International Incorporated's acquisition of Enterra Corporation (June 1995). Merrill Lynch reviewed the prices paid in such transactions in terms of (i) adjusted market capitalization as a multiple of latest twelve months' ("LTM") EBITDA and (ii) market value of equity as a multiple of LTM after-tax cash flow. Merrill Lynch's analysis indicated transaction values using a multiple of LTM EBITDA for the Comparable Transactions ranging from 10.0x to 12.0x. Merrill Lynch's analysis also indicated equity value as a multiple of LTM after-tax cash flow for the Comparable Transactions ranging from 10.0x to 15.0x.

     Based on the foregoing Comparable Transactions multiples, Merrill Lynch determined that the appropriate range of LTM EBITDA and LTM after-tax cash flow multiples to be applied to Western Atlas' LTM EBITDA and LTM after-tax cash flow were 10.0x to 12.0x and 10.0x to 15.0x, respectively. Applying these multiple ranges to Western Atlas' LTM EBITDA and after-tax cash flow, Merrill Lynch calculated a range of implied Exchange Ratios of 2.32 to 2.89 and 2.30 to 3.45, respectively.

     No transaction utilized in the Comparable Transaction analysis was identical to the Merger. Accordingly, due to the inherent differences between the Merger and the Comparable Transactions, an analysis of the results of this comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the acquisition value of such companies and Western Atlas.

     Comparable Company Trading Analysis. Using publicly available information, Merrill Lynch examined the public market multiples for a group of publicly traded companies with financial and operating characteristics that Merrill Lynch deemed to be comparable to Western Atlas and Baker Hughes. This group of selected comparable companies consisted of (i) the following large capitalization companies: Dresser Industries, Inc., Halliburton Company and Schlumberger Limited (collectively, the "Large-Cap Comparable Companies"), and
(ii) the following mid-capitalization companies: BJ Services Company, CAMCO International, Inc., Cooper Cameron Corporation, National-Oilwell Inc., Smith International, Inc. and Tidewater Inc. (collectively, the "Mid-Cap Comparable Companies"). Merrill Lynch calculated adjusted market value as market value of the common stock plus total debt and preferred stock, less cash and cash equivalents ("Adjusted Market Value"). The analysis indicated that (i) Adjusted Market Value as a multiple of 1998 and 1999 estimated EBITDA for the Large-Cap Comparable Companies ranged from 9.0x to 11.0x and from 8.0x to 10.0x, respectively, (ii) Adjusted Market Value as a multiple of 1998 and 1999 estimated EBITDA for the Mid-Cap Comparable Companies ranged from 9.0x to 10.0x and from 8.0x to 9.0x, respectively; (iii) Adjusted Market Value as a multiple of 1998 and 1999 estimated EBITDA for Baker Hughes was 8.7x and 7.2x, respectively; and (iv) Adjusted Market Value as a multiple of 1998 and 1999 estimated EBITDA for Western Atlas was 6.2x and 4.8x, respectively. Merrill Lynch also calculated the market value of common stock as a multiple of estimated 1998 and 1999 after-tax cash flow for the Large-Cap Comparable Companies, the Mid-Cap Comparable Companies, Baker Hughes and Western Atlas using estimates of after-tax cash flow obtained from Merrill Lynch and IBES, a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. The analysis indicated (i) market value as a multiple of 1998 and 1999 estimated after-tax cash flow for the Large-Cap Comparable Companies ranged from 12.0x to 15.5x and from 10.0x to 13.5x, respectively; (ii) market value as a multiple of 1998 and 1999 estimated after-tax cash flow for the Mid-Cap Comparable Companies ranged from 14.0x to 16.0x and from 9.0x to 12.0x, respectively; (iii) market value as a multiple of 1998 and 1999 estimated after-tax cash flow for Baker Hughes was 11.6x and 9.8x, respectively; and (iv) market value as a multiple of 1998 and 1999 estimated after-tax cash flow for Western Atlas was 6.8x and 5.4x, respectively.

     Based on the foregoing analysis of trading multiples of the Large-Cap Comparable Companies and the Mid-Cap Comparable Companies, Merrill Lynch determined that the appropriate multiple ranges of (i) 1998 and 1999 estimated EBITDA to be applied to Western Atlas' 1998 and 1999 estimated EBITDA were 9.0x to 11.0x and 8.0x to 10.0x, respectively, and (ii) 1998 and 1999 estimated after-tax cash flow to be applied to Western Atlas' 1998 and 1999 estimated after-tax cash flow were 12.0x to 15.5x and 10.0x to 13.5x, respectively. Applying these multiple ranges to Western Atlas' (i) 1998 and 1999 estimated EBITDA, Merrill Lynch calculated ranges of implied Exchange Ratios of 2.82 to
3.56 and 3.26 to 4.20, respectively and (ii) 1998 and 1999 estimated after-tax cash flow, Merrill Lynch calculated ranges of implied Exchange Ratios of 3.57 to
4.61 and 3.74 to 5.04, respectively.

     Merger Consequences. Merrill Lynch analyzed certain pro forma effects which could result from the Merger, based on financial forecasts provided by Baker Hughes' and Western Atlas' respective managements for the fiscal years ending September 30, 1998 through 2002. Merrill Lynch was advised by the management of Baker Hughes that the Merger was expected to be accounted for as a pooling of interests under generally accepted accounting principles. Management of Baker Hughes and Western Atlas also provided Merrill

Lynch with projections of certain combination benefits and revenue enhancements that are expected to occur as a result of the Merger. This analysis indicated that the Merger would be 1.9% dilutive to Baker Hughes' 1999 earnings per share and 0.7% accretive to its 2000 earnings per share, and 29.3% and 35.3% accretive to Baker Hughes' 1999 and 2000 cash flow from operations per share, respectively. The actual results achieved by the combined company may vary from projected results, and the variation may be material.

     Merrill Lynch Financial Advisor Fee. Pursuant to a letter agreement between Baker Hughes and Merrill Lynch (the "Merrill Lynch Letter Agreement"), Baker Hughes has agreed to pay Merrill Lynch a fee of $17.5 million, if, during the period Merrill Lynch is retained by Baker Hughes or within six months thereafter, (i) an Acquisition Transaction (as defined in the Merrill Lynch Letter Agreement) is consummated with Western Atlas, or (ii) Baker Hughes or a Baker Hughes Affiliate (as defined in the Merrill Lynch Letter Agreement) enters into an agreement with Western Atlas that subsequently results in an Acquisition Transaction. Such fee is payable in cash upon the closing of such Acquisition Transaction, or in the case of a tender offer or exchange offer, at such earlier date as may be specified in the dealer manager agreement entered into in connection with such offer. If Baker Hughes (including a Baker Hughes Affiliate) receives or becomes entitled to receive a Break-up Fee (as defined in the Merrill Lynch Letter Agreement) resulting from, or as a result of, the termination of any agreement entered into by Baker Hughes (including a Baker Hughes Affiliate) and Western Atlas, the effect of which is to effect an Acquisition Transaction, Baker Hughes agreed to pay Merrill Lynch 20% of any such Breakup Fee, subject to a maximum payment of $8.75 million less any amounts paid pursuant to the dealer manager agreement. Such fee is payable immediately in cash following receipt by Baker Hughes (including any Baker Hughes Affiliate) of any such Break-up Fee. Baker Hughes also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. Additionally, Baker Hughes agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under federal securities laws.

     Baker Hughes retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and financing services to Baker Hughes and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Western Atlas and Baker Hughes (and anticipate trading after the Merger in the securities of Baker Hughes) for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

     CSFB has acted as financial advisor to Western Atlas in connection with the Merger. CSFB was selected by Western Atlas based on CSFB's experience, expertise and familiarity with Western Atlas and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with CSFB's engagement, Western Atlas requested that CSFB evaluate the fairness of the Exchange Ratio, from a financial point of view, to holders of Western Atlas Common Stock. On May 10, 1998, the date on which the Merger Agreement was executed, CSFB rendered to the Board of Directors of Western Atlas a written opinion dated May 10, 1998 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to the holders of Western Atlas Common Stock from a financial point of view.

     THE FULL TEXT OF CSFB'S WRITTEN OPINION TO THE BOARD OF DIRECTORS OF WESTERN ATLAS, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF WESTERN ATLAS COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF WESTERN ATLAS AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WESTERN ATLAS SPECIAL MEETING. THE SUMMARY OF THE OPINION OF CSFB SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, CSFB reviewed the Merger Agreement and certain publicly available business and financial information relating to Western Atlas and Baker Hughes. CSFB also reviewed certain other information, including financial forecasts, provided to CSFB by Western Atlas and Baker Hughes, and met with the managements of Western Atlas and Baker Hughes to discuss the businesses and prospects of Western Atlas and Baker Hughes. CSFB also considered certain financial and stock market data of Western Atlas and Baker Hughes and compared those data with similar data for other publicly held companies in businesses similar to Western Atlas and Baker Hughes and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions recently effected. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

     In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by CSFB and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, CSFB assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Western Atlas and Baker Hughes as to the future financial performance of Western Atlas and Baker Hughes and the potential synergies and strategic benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger. CSFB also assumed that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. In addition, CSFB was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Western Atlas or Baker Hughes, nor was CSFB furnished with any such evaluations or appraisals. CSFB's opinion was necessarily based upon information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, CSFB on the date of its opinion. CSFB did not express any opinion as to the actual value of the Baker Hughes Common Stock when issued pursuant to the Merger or the prices at which the Baker Hughes Common Stock will trade subsequent to the Merger. In connection with its engagement, CSFB was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Western Atlas. Although CSFB evaluated the Exchange Ratio from a financial point of view and provided financial advice to Western Atlas during the course of negotiations, CSFB was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined between Western Atlas and Baker Hughes. No other limitations were imposed on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

     In preparing its opinion to the Board of Directors of Western Atlas, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses set forth below does not purport to be a complete description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to Western Atlas, Baker Hughes, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Western Atlas and Baker Hughes. No company, transaction or business used in such analysis as a comparison is identical to Western Atlas or Baker Hughes or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. CSFB's opinion and financial analyses were only one of many factors considered by the Board of Directors of Western Atlas in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board of Directors or management of Western Atlas with respect to the Merger or the Exchange Ratio.

     The following is a summary of the material analyses performed by CSFB in connection with its opinion dated May 10, 1998:

     Discounted Cash Flow Analysis. Based on certain financial projections provided by Western Atlas' and Baker Hughes' managements and certain sensitivities to such projections, CSFB estimated the present value of forecasted streams of unlevered free cash flows that Western Atlas and Baker Hughes could produce for the period 1998 through 2002. These unlevered free cash flows were based on certain operating and financial assumptions, estimates and other information regarding the respective businesses of Western Atlas and Baker Hughes discussed and developed with the managements of Western Atlas and Baker Hughes as to revenue growth, operating margins and related capital expenditures of the respective businesses of Western Atlas and Baker Hughes and certain sensitivities to such estimates. This analysis indicated implied enterprise and per share equity reference ranges for Western Atlas of approximately $6,233 million to $8,265 million, or approximately $86.97 to $121.31 per diluted common share, and implied enterprise and per share equity reference ranges for Baker Hughes of approximately $7,301 million to $8,877 million, or approximately $35.90 to $45.01 per diluted common share.

     Selected Companies Analysis. CSFB also compared certain financial, operating and stock market data of Western Atlas and Baker Hughes to corresponding data of selected publicly traded companies in the oilfield service industry. Such companies included BJ Services Company, Camco International, Inc., Cooper Cameron Corporation, Dresser Industries, Inc., EVI, Inc., Halliburton Company, Petroleum Geo-Services ASA, Schlumberger Limited, Smith International, Inc. and Varco International, Inc. (collectively, the "Selected Companies"). All multiples were based on closing stock prices on May 8, 1998. Applying a range of selected multiples for the Selected Companies of (i) enterprise value (equity value plus debt minus cash) relative to estimated 1998 and 1999 EBITDA of 7.0x to 9.0x and 6.0x to 8.0x, respectively, (ii) equity value relative to estimated 1998 and 1999 net income of 20.0x to 25.0x and 15.0x to 20.0x, respectively, and (iii) equity value relative to estimated 1998 and 1999 after-tax cash flow (net income plus depreciation and deferred taxes) of 7.0x to 12.0x and 7.0x to 10.0x, respectively, to corresponding financial data of Western Atlas indicated implied enterprise and per share equity reference ranges for Western Atlas of approximately $5,800 million to $7,500 million, or approximately $79.65 to $108.39 per diluted common share. Applying a range of selected multiples for the Selected Companies of (i) enterprise value relative to estimated 1998 and 1999 EBITDA of 9.0x to 10.0x and 7.5x to 8.5x, respectively, (ii) equity value relative to estimated 1998 and 1999 net income of 18.0x to 20.0x and 15.0x to 19.0x, respectively, and (iii) equity value relative to estimated 1998 and 1999 after-tax cash flow of 11.0x to 13.0x and 10.0x to 12.0x, respectively, to corresponding financial data for Baker Hughes indicated implied enterprise and per share equity reference ranges for Baker Hughes of approximately $8,000 million to $9,000 million, or approximately $39.94 to $45.72 per diluted common share.

     Selected Acquisitions Analysis. Using publicly available and other information, CSFB analyzed the purchase prices and implied transaction multiples paid in the following selected transactions in the oilfield service industry:
EVI, Inc.'s acquisition of Weatherford Enterra, Inc., Halliburton Company's acquisition of

Dresser Industries, Inc., Petroleum Geo-Services ASA's acquisition of Awilco ASA, Western Atlas' acquisition of 3-D Geophysical, Inc., Western Atlas' acquisition of Wedge Dia-Log Inc., Halliburton Company's acquisition of Numar Corporation, National Oilwell Inc.'s acquisition of Dreco Energy Services Ltd., Baker Hughes' acquisition of Petrolite, Camco International, Inc.'s acquisition of Production Operators Corp., Halliburton Company's acquisition of Landmark Graphics Corporation, Digicon Inc.'s acquisition of Veritas Energy Services Inc., BJ Services Company's acquisition of Nowsco Well Service Ltd., Baker Hughes' acquisition of Teleco Oilfield Services Incorporated and Baker Hughes' acquisition of Eastman Christensen Company (collectively, the "Selected Acquisitions"). All multiples were based upon historical financial information available at the time of announcement of the transaction. Applying a range of selected multiples for the Selected Acquisitions of enterprise value relative to latest 12 months revenue, EBITDA and earnings before interest and taxes ("EBIT") of 3.0x to 4.0x, 9.0x to 12.0x and 20.0x to 30.0x, respectively, to corresponding financial data of Western Atlas and Baker Hughes resulted in implied enterprise and per share equity reference ranges for Western Atlas of approximately $6,000 million to $8,000 million, or approximately $83.03 to $116.84 per diluted common share, and implied enterprise and per share equity reference ranges for Baker Hughes of approximately $8,000 million to $9,000 million, or approximately $39.94 to $45.72 per diluted common share.

     Aggregate Reference Ranges. On the basis of the valuation methodologies employed in the analyses described above, CSFB derived an aggregate enterprise and per share equity reference range for Western Atlas of approximately $6,400 million to $7,300 million, or approximately $89.79 to $105.00 per diluted common share, and an aggregate enterprise and per share equity reference range for Baker Hughes of approximately $8,000 million to $9,000 million, or approximately $39.94 to $45.72 per diluted common share. Based on the per share closing stock price of Baker Hughes on May 8, 1998 (the last trading day prior to public announcement of the Merger) of $41.13, the Exchange Ratio implied a per share equity value for Western Atlas of approximately $98.70 as compared to the closing price of Western Atlas on May 8, 1998 of $81.38 per share, reflecting a premium of approximately 21%.

     Exchange Ratio Analyses. CSFB also conducted the following relative valuation analyses and compared the Exchange Ratio with the exchange ratios implied by such analyses:

          Historical Stock Trading Exchange Ratio Analysis. CSFB performed an exchange ratio analysis comparing the average closing stock prices for Western Atlas and Baker Hughes during the one day, one week, one month, three month and post-Spin-off (November 3, 1997) periods preceding May 8, 1998. This comparison yielded implied exchange ratios ranging from 1.78 to 1.99.

          Relative Contribution Exchange Ratio Analysis. Using estimated fiscal year 1998 and 1999 financial data for Western Atlas and Baker Hughes, CSFB performed an exchange ratio analysis comparing the relative contributions of Western Atlas and Baker Hughes to the estimated revenues, EBITDA, EBIT, net income and after-tax cash flow of the combined company. This analysis yielded implied exchange ratios ranging from 1.17 to 3.30.

          Aggregate Reference Ranges Exchange Ratio Analysis. CSFB performed an exchange ratio analysis comparing the aggregate per share equity reference ranges derived from the Discounted Cash Flow Analysis, Selected Companies Analysis and Selected Acquisitions Analysis described above of approximately $89.79 to $105.00 for Western Atlas and approximately $39.94 to $45.72 for Baker Hughes. Based on the midpoint of the aggregate per share equity reference range for Baker Hughes of $42.83, this comparison resulted in implied exchange ratios ranging from 2.10 to 2.45. Based on the midpoint of the aggregate per share equity reference range for Western Atlas of $97.40 and the midpoint of the aggregate per share equity reference range for Baker Hughes of $42.83, this comparison resulted in an implied exchange ratio of 2.27.

     Pro Forma Merger Analysis. CSFB analyzed the potential pro forma effect of the Merger on the estimated earnings per share ("EPS") and cash flow per share ("CFPS") of Baker Hughes for fiscal years 1998 and 1999, based on financial forecasts provided by Western Atlas' and Baker Hughes' managements and after giving effect to potential synergies estimates provided by Western Atlas' and Baker Hughes' managements. This analysis indicated that the proposed Merger would be dilutive to the EPS of Baker Hughes and accretive to the CFPS of Baker Hughes in fiscal years 1998 and 1999. CSFB also reviewed certain estimated fiscal year 1998 pro forma credit statistics of the combined entity resulting from the Merger, including EBITDA to estimated interest expense, total debt to EBITDA and total debt to total book capitalization. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Other Factors and Analyses. In the course of preparing its opinion, CSFB performed certain other analyses and considered certain other information and data, including, among other things, (i) the trading characteristics of Western Atlas Common Stock and Baker Hughes Common Stock, (ii) the share price premiums paid in certain oilfield service transactions, (iii) stockholder profiles of Western Atlas and Baker Hughes and (iv) equity research coverage of Western Atlas and Baker Hughes provided by securities analysts.

     Miscellaneous. Pursuant to the terms of CSFB's engagement, Western Atlas has agreed to pay CSFB for its financial advisory services in connection with the Merger an aggregate fee equal to 0.30% of the aggregate consideration (including certain liabilities assumed) payable in the Merger, as calculated and payable upon the closing of the Merger. Western Atlas also has agreed to reimburse CSFB for reasonable out-of-pocket expenses incurred by CSFB in performing its services, including reasonable fees and expenses for legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and certain related persons and entities against certain liabilities under the federal securities laws, arising out of CSFB's engagement.

     CSFB and its affiliates have in the past provided financial services to Western Atlas and its affiliates and Baker Hughes and are currently providing financial services to Western Atlas and its affiliates unrelated to the proposed Merger, including having acted as financial advisor to Western Atlas in connection with the Spin-off and as an underwriter for certain public securities offerings of Western Atlas, for which services CSFB and its affiliates have received and will receive compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both Western Atlas and Baker Hughes for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a description of the material federal income tax consequences of the Merger to Baker Hughes, Merger Sub, Western Atlas and holders of Western Atlas Common Stock who are citizens or residents of the United States or domestic corporations. It does not discuss all the tax consequences that may be relevant to Western Atlas stockholders in special tax situations (such as insurance companies, financial institutions, dealers in securities, tax exempt organizations or non-United States holders) or to Western Atlas stockholders who acquired their shares of Western Atlas Common Stock pursuant to the exercise of employee stock options or warrants, pursuant to an employee stock purchase plan or otherwise as compensation. The following description also does not discuss tax consequences to holders of outstanding Western Atlas warrants or stock options.

     Neither Baker Hughes nor Western Atlas has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the federal income tax consequences of the Merger, and the opinions of counsel to Western Atlas as to the federal income tax consequences of the Merger set forth below will not be binding on the IRS.

     Wachtell, Lipton, Rosen & Katz, special counsel to Western Atlas, is of the opinion that, under present United States federal income tax law, and based upon
(i) certain representations of Baker Hughes and Western Atlas, and (ii) the assumptions that the Merger and related transactions will take place as described in the Merger Agreement and that the representations referred to in clause (i) remain true as of the Closing Date,

          (x) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

          (y) no gain or loss will be recognized by Western Atlas stockholders who exchange all of their Western Atlas Common Stock solely for Baker Hughes Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Baker Hughes Common Stock).

Under the Merger Agreement it is a condition precedent to Western Atlas' obligation to consummate the Merger (which condition may be waived by Western Atlas) that an additional opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date, to the effect of the foregoing be delivered to Western Atlas.

     Under the reorganization provisions of the Code, no gain or loss will be recognized by stockholders of Western Atlas upon the conversion of their shares of Western Atlas Common Stock into shares of Baker Hughes Common Stock pursuant to the terms of the Merger (except to the extent cash is received in lieu of fractional shares). The tax basis of the shares of Baker Hughes Common Stock into which shares of Western Atlas Common Stock are converted pursuant to the Merger (including any fractional shares of Baker Hughes Common Stock deemed received) will be the same as the tax basis of such Western Atlas Common Stock exchanged therefor. The holding period for shares of Baker Hughes Common Stock into which shares of Western Atlas Common Stock are converted pursuant to the Merger (including any fractional shares of Baker Hughes Common Stock deemed received) will include the holding period for such shares of Western Atlas Common Stock exchanged therefor, provided such shares were held as a capital asset by the holder. In addition, neither Baker Hughes, Merger Sub nor Western Atlas will recognize any gain or loss on the transactions contemplated by the Merger Agreement.

     A Western Atlas stockholder who receives cash in lieu of a fractional share of Baker Hughes Common Stock will be treated for federal income tax purposes as if such fractional share were issued in the Merger and the cash were received in redemption of this fractional share, and such Western Atlas stockholder therefore will generally recognize capital gain or loss equal to the difference between the cash received and such stockholder's tax basis in the fractional share.

     If it were determined that the Merger did not qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, a stockholder of Western Atlas generally would recognize capital gain (or loss) equal to the amount by which the value of the Baker Hughes Common Stock received by such stockholder (including any fractional shares deemed received) exceeds (or is exceeded by) such stockholder's basis in the shares exchanged for Baker Hughes Common Stock.

     THE DISCUSSION SET FORTH ABOVE IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE AND LOCAL LAWS. WESTERN ATLAS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE POSSIBLE EFFECT OF ANY PROPOSED OR RECENT CHANGES IN THE TAX LAWS.

REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and specified waiting period requirements have been satisfied. Each of Baker Hughes and Western Atlas filed premerger notification and report forms with the FTC and the Antitrust Division, and the applicable waiting period under the HSR Act expired on June 28, 1998.

     At any time before or after the Effective Time, the Justice Department, the FTC, a foreign governmental authority or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause Baker Hughes to divest itself, in whole or in part, of Western Atlas or of other businesses conducted by Baker Hughes. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, Baker Hughes will prevail. The obligations of Baker Hughes and Western Atlas to consummate the Merger are subject to the condition that there be no decree, order or injunction of a court of competent jurisdiction that prohibits the consummation of the Merger. Each party has agreed to use its best efforts to have any such decree, order or injunction vacated or terminated.

     Western Atlas and its subsidiaries hold licenses from the NRC under the Atomic Energy Act of 1954, as amended. Western Atlas has obtained the consent of the NRC to transfer control of these licenses in connection with the Merger.

     There are no other material U.S. federal or state regulatory approvals required to consummate the Merger. The parties have notified antitrust authorities of the Merger under the applicable laws of Canada, Germany, The Netherlands and Mexico. In Canada and Germany, the applicable waiting periods required for those authorities to review the Merger prior to Closing have expired or been terminated. The parties expect the applicable waiting periods in The Netherlands and Mexico to expire or be terminated prior to the Baker Hughes Special Meeting and the Western Atlas Special Meeting, although there can be no assurance that authorities in these jurisdictions will not extend the periods for further review or challenge the Merger. Pursuant to the Merger Agreement, each of Western Atlas and Baker Hughes has agreed to use their reasonable best efforts to cooperate with one another to determine which other filings, if any, are required to be made before the Effective Time and to make those filings or obtain any necessary consents, approvals, permits or authorizations required prior to the Effective Time.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded historical cost basis of the assets and liabilities of Baker Hughes and Western Atlas will be carried forward to the operations of the combined companies at recorded amounts, results of operations of the combined companies will include income of Baker Hughes and Western Atlas for the entire fiscal period in which the combination occurs, and the historical results of operations of the separate companies for fiscal years prior to the Merger will be combined and reported as the results of operations of the combined companies.

     The receipt by Baker Hughes and Western Atlas of letters from Deloitte & Touche LLP that the Merger will be treated as a pooling of interests is a condition of the consummation of the Merger. For information concerning certain restrictions to be imposed on the transferability of Baker Hughes Common Stock held or to be received by affiliates of Baker Hughes and Western Atlas in order, among other things, to ensure the availability of pooling of interests accounting treatment, see "-- Resales of Baker Hughes Common Stock."

     Representatives of Deloitte & Touche LLP are expected to be present at the Baker Hughes Special Meeting and the Western Atlas Special Meeting and to be available to respond to appropriate questions, and will have an opportunity to make a statement if they desire to do so.

EMPLOYEE MATTERS

     Pursuant to the Merger Agreement, Baker Hughes has agreed to honor certain agreements between Western Atlas and Western Atlas' present and former employees and executives, including those described below under "-- Interests of Certain Persons," as well as Western Atlas' employee benefit plans (the "Western Atlas Benefit Plans"). The consummation of the Merger or stockholder approval of the Merger will result in a "change of control" under the above-referenced employee and executive agreements and certain of Western Atlas' retirement and benefit plans. Baker Hughes has agreed that (i) Western Atlas' retirement/profit sharing plan and the benefits restoration plan (and the related cash contribution bonus feature) (the "Profit Sharing Plans") will be continued at least through December 31, 1998 for employees employed by Western Atlas and its subsidiaries immediately prior to the Effective Time without any adverse amendment or modification, (ii) Western Atlas' supplemental retirement plan and its executive retirement plan (the "Retirement Plans") will be continued through at least December 31, 1998 without any adverse amendment or modification, (iii) the Profit Sharing Plans will be continued without adverse amendment or modification for the Western Geophysical division of Western Atlas at least through the end of Baker Hughes' fiscal year ending in 2001 (and shall be equitably adjusted by Baker Hughes to appropriately reflect the stand-alone basis of Western Geophysical) and (iv) the "change of control" provisions in the Profit Sharing Plans and the Retirement Plans will not be adversely amended or modified.

     Baker Hughes has agreed to cause the Surviving Corporation (i) (a) to assume the obligations of Western Atlas under the Western Atlas Benefit Plans and to continue to cover under such Western Atlas Benefit Plans all Western Atlas employees and former Western Atlas employees who are participants therein immediately prior to the Effective Time and who remain eligible to participate in such Western Atlas Benefit Plans pursuant to the terms thereof and (b) to provide aggregate employee benefits to such Western Atlas employees that are no less favorable than the aggregate employee benefits provided them immediately prior to the Effective Time; provided, that the Surviving Corporation may, except as provided in the Merger Agreement or by the terms of such plans, amend such plans at any time following the Effective Time to provide employee benefits to Western Atlas employees that in the aggregate are no less favorable than those applicable to similarly situated employees of Baker Hughes, or (ii) in lieu thereof, except as provided in the Merger Agreement or by the terms of the Western Atlas Benefit Plans, to provide employee benefits to such Western Atlas employees under Baker Hughes' employee benefit plans so that the aggregate employee benefits provided to such Western Atlas employees are no less favorable than those that are applicable to similarly situated employees of Baker Hughes.

     After the Effective Time, any Western Atlas employee entitled (or who becomes entitled) to continued medical, dental, hospitalization, long-term disability and life insurance coverage pursuant to a written agreement will be entitled to participate under any Baker Hughes or Surviving Corporation medical, dental, hospitalization, long-term disability and life insurance plan under the same terms and for payment of the same level of premiums as those specified in his or her Western Atlas agreement. Baker Hughes and the Surviving Corporation shall not be obligated under such provisions to cover employees who are not employees of Western Atlas prior to the Effective Time or who have not been hired or offered employment by Western Atlas prior to the Effective Time. With respect to Baker Hughes' benefit plans and any plans established by the Surviving Corporation, Baker Hughes and the Surviving Corporation will grant to all Western Atlas employees credit for all service with Western Atlas (and any other service credited by Western Atlas under the Western Atlas Benefit Plans) prior to the Effective Time for seniority, eligibility to participate, eligibility for benefits, benefit accrual and vesting purposes. To the extent Baker Hughes' benefit plans provide medical or dental welfare benefits, such plans shall waive any pre-existing conditions and actively-at-work exclusions with respect to Western Atlas employees (but only to the extent such employees were provided coverage under the Western Atlas Benefit Plans) and shall provide that any expenses incurred on or before the Effective Time by or on behalf of any such employees shall be taken into account under Baker Hughes' benefit plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     Baker Hughes has agreed to maintain for the benefit of Western Atlas employees Western Atlas' severance or termination plans and practices and Western Atlas' Corporate Office Severance Plan for a period of one year from the Effective Time, and to maintain Western Atlas' Executive Severance Plan without amendment except pursuant to its terms. Baker Hughes will not be required, however, to cover under the Baker Hughes Severance Plan or Executive Severance Plan any Western Atlas employees during the period that such employees are covered under Western Atlas' plans.

     Baker Hughes has agreed to enter into employment agreements prior to the Effective Time with certain officers of Western Atlas, including Messrs. Russell, Brasher, Hix, Jones, Skerl and White, on terms described below under "-- Interests of Certain Persons -- Employment Agreements." Baker Hughes has also agreed not to terminate or permit the Surviving Corporation to terminate, in each case prior to January 1, 1999, other than for cause (as defined), the employment of the following officers of Western Atlas: Rex E. Gwinn, Orval F. Brannan, William H. Flores and J. William G. Honeybourne.

     With respect to Western Atlas' 1995 Incentive Compensation Plan and its Individual Performance Award Plan (the "Incentive Plans"), Western Atlas employees who remain employed by Western Atlas or its affiliates as of the Effective Time shall be paid within 30 days after the Effective Time a bonus equal to their prorated maximum potential bonus awards under the Incentive Plans. The bonus payable will be reduced to the extent a prorated bonus is paid under an employment agreement. The remainder of the 1998 maximum potential bonus awards for Western Atlas employees will be paid in January 1999 to those Western Atlas employees who are employed with Baker Hughes or any of its affiliates on December 31, 1998 or have been terminated prior to such date without cause or due to death or disability. Any bonuses for periods commencing in 1999 will be paid under Baker Hughes' plans and practices.

     The Merger Agreement provides that at the Effective Time, all options (individually, a "Western Atlas Option" and collectively, the "Western Atlas Options") then outstanding under the Western Atlas Inc. 1993 Stock Incentive Plan and the Western Atlas Inc. Director Stock Option Plan (the "Western Atlas Stock Option Plans") shall remain outstanding following the Effective Time. At the Effective Time, the Western Atlas Options shall automatically be assumed by Baker Hughes. Each Western Atlas Option assumed by Baker Hughes shall be exercisable upon the same terms and conditions as under the applicable Western Atlas Stock Option Plan and the applicable option agreement issued thereunder, except that (i) each Western Atlas Option shall be exercisable for that whole number of shares of Baker Hughes Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of the Western Atlas Common Stock subject to such Western Atlas Option immediately prior to the Effective Time by the Exchange Ratio, and (ii) the option price per share of Baker Hughes Common Stock shall be an amount equal to the option price per share of Western Atlas Common Stock subject to such Western Atlas Option in effect immediately prior to the Effective Time divided by the Exchange Ratio.

INTERESTS OF CERTAIN PERSONS

  Severance Arrangements and Other Benefits

     Certain executive officers of Western Atlas, one of whom also is a member of the Western Atlas Board, have interests in the Merger that are in addition to the interests of Western Atlas' stockholders generally. Western Atlas has entered into change of control employment agreements with such executive officers that provide that during the three-year "employment period" following consummation of the Merger (consummation of the Merger will constitute a "Change of Control" under the change of control employment agreements) each executive will be entitled to receive under such agreements (i) an annual base salary at least equal to 12 times the highest monthly base salary paid to the executive during the 12-month period prior to the Change of Control, and (ii) for each fiscal year ending during the employment period an annual bonus at least equal to the maximum amount of bonus the executive could have received for the fiscal year in which the Change of Control occurs ("Annual Bonus"). Upon a termination of an executive's employment by the executive for "Good Reason" (including termination by the executive for any reason during the 30-day period immediately following the first anniversary of the Merger) or involuntarily (other than for "Cause" or "Disability") during the three-year period immediately following the Merger, the executive would receive (i) a lump sum pro rata bonus, (ii) a lump sum payment equal to three times the sum of (A) the executive's annual base salary and (B) the greater of the executive's Annual Bonus or any annual bonus paid to the executive with respect to a fiscal year during the employment period, (iii) with respect to Western Atlas' retirement plans, (A) 15% of the amount payable under (ii) above and (B) the excess of (1) the present value of the benefits the executive would have received under the Western Atlas Supplemental Retirement Plan and Executive Retirement Plan if as of his date of termination three years were added to the executive's age and years of service (and the executive's benefits under the plans were fully vested) and the executive's compensation during the three-year period ending on the date of termination was equal to the base salary and annual bonus required to be paid to the executive for the employment period, over (2) the present value of the executive's benefits under such plans as of the date of termination, (iv) continued welfare plan benefits for three years after the executive's date of termination (and for purposes of determining the executive's eligibility for retiree benefits, he will be considered to have remained employed until three years after his date of termination) and (v) outplacement services. In addition, the change of control employment agreements provide for a "gross up" payment if the executive is subject to excise taxes under Section 4999 of the Code (which relates to excess parachute payments under Section 280G of the Code). The following executive officers of Western Atlas each have entered into a change of control employment agreement: Messrs. Russell, Brannan, Brasher, Flores, Hix, Jones, Skerl and White. Mr. Russell also serves on the Western Atlas Board. Pursuant to the Merger Agreement, upon consummation of the Merger, each of such executive officers will be paid the full amount of his cash severance benefits (including any required "gross up" payment) under his change of control employment agreement. The aggregate amount (excluding any required gross up payment) for the eight executive officers is approximately $27.6 million.

     In addition, pursuant to the change of control provisions of Western Atlas' stock option plans, outstanding options, including those held by executive officers of Western Atlas, will become exercisable immediately for shares of Baker Hughes Common Stock as a result of the consummation of the Merger.

  Employment Agreements with Western Atlas Executives

     John R. Russell and Thomas B. Hix, Jr. Baker Hughes has agreed to enter into employment agreements with Messrs. Russell and Hix prior to the Effective Time pursuant to which they will serve as the President of Baker Hughes and the Vice President -- Finance of Baker Hughes Oilfield Operations, respectively, through January 1, 2000, with yearly extensions if the parties agree. Mr. Russell will also become a member of the Baker Hughes Board and of its Executive Committee. Pursuant to their employment agreements, Messrs. Russell and Hix will receive as compensation in 1998 their current base salaries and bonuses under Western Atlas' benefit plans (to the extent their 1998 bonuses are not paid pursuant to a change in control employment agreement described above in "-- Severance Arrangements and Other Benefits"), and as compensation in 1999 their current base salaries and bonuses equal to 150% of their base salaries. If Western Atlas has not granted options to Mr. Russell or Mr. Hix in 1998, within 90 days following the Effective Time (or at the Effective Time if Baker Hughes has granted options in 1998 prior to the Effective Time), Baker Hughes has agreed to grant (i) to Mr. Russell a number of options in an amount equivalent to 90% of the 1998 options granted or to be granted to the Chief Executive Officer of Baker Hughes and (ii) to Mr. Hix a number of options in an amount equivalent to the 1998 options granted or to be granted by Baker Hughes to similarly situated executives of Baker Hughes ("Peer Executives"). Such options will have terms of 10 years and will vest (i) on December 31, 1999 if the executive remains employed by Baker Hughes on that date or (ii) upon termination without cause (as defined), because of death or disability, by the executive for good reason (as defined) or upon a change in control (as defined) of Baker Hughes.

     James E. Brasher, Gary E. Jones, Damir S. Skerl and Richard C. White. Baker Hughes has agreed to enter into employment agreements with Messrs. Brasher, Jones, Skerl and White prior to the Effective Time pursuant to which they will serve as the Vice President and General Counsel of Baker Hughes Oilfield Operations and Deputy General Counsel of Baker Hughes (Brasher), Vice President of Baker Hughes and

President of the Logging Services division (Jones), Senior Vice President of Baker Hughes Oilfield Operations and Vice President of Baker Hughes (Skerl) and Vice President of Baker Hughes and President of the Western Geophysical division (White), respectively. The term of each of these employment agreements will be two years. Pursuant to their employment agreements, such executives will receive as compensation in 1998 (i) base salaries no less than their 1998 base salaries, which will be increased commencing in 1999 as necessary to be equivalent to their Peer Executives, and (ii) bonuses under Western Atlas' benefit plans (to the extent their 1998 bonuses are not paid pursuant to a change in control employment agreement described above in "-- Severance Arrangements and Other Benefits"). The executives will thereafter receive bonuses based upon target bonus opportunities equivalent to their Peer Executives. If Western Atlas has not granted options to the executives in 1998, within 90 days following the Effective Time (or at the Effective Time if Baker Hughes has granted options prior to the Effective Time), Baker Hughes has agreed to grant to Messrs. Brasher, Jones, Skerl and White a number of options in an amount equivalent to the 1998 options granted or to be granted by Baker Hughes to Peer Executives. Such options will have terms of 10 years and will vest in accordance with Baker Hughes' vesting schedules for Peer Executives, with options granted in 1998 prior to the Effective Time vesting at the Effective Time. Such options also will vest upon termination of the executive without cause, because of his death or disability, by the executive for good reason or upon a change in control of Baker Hughes.

     General. Messrs. Russell and Hix will receive other benefits that are no less favorable than their current benefits and perquisites; Messrs. Brasher, Jones, Skerl and White will receive other benefits that are no less favorable than their Peer Executives; and each will receive upon termination certain benefits in accordance with their current change in control employment agreements described above in "-- Severance Arrangements and Other Benefits." Each of Messrs. Brasher, Hix, Russell and Skerl will also receive aggregate retirement benefits payable under Western Atlas' current retirement plans; provided that upon termination of Mr. Brasher's or Mr. Hix's employment at the end of the term of his agreement or upon his termination without cause, because of his death or disability or by the executive for good reason, he shall be treated as if he were 55 years of age and will receive certain credited service for purposes of his retirement benefits. Mr. Russell's benefits will not be reduced for early retirement (i.e., he will be treated for benefits purposes as if he were 65 years of age). In addition, Mr. Russell and his spouse will receive lifetime medical and life insurance coverage, with employee premiums payable by him. Each of the executives will receive "gross up" payments if such executive is subject to excise taxes under Section 4999 of the Code.

     Upon termination (other than by Baker Hughes for cause or by the executive voluntarily without good reason) of any of the executives (other than Messrs. Jones or White) either during the term of his agreement or at the expiration of the employment term, the executive becomes entitled to the immediate commencement of retirement benefits. Mr. Russell will be entitled to the immediate commencement of retirement and medical and life insurance benefits upon any termination of employment. If the employment of any executive is terminated without cause, because of his death or disability or by the executive for good reason, he also becomes entitled to receive compensation under his employment agreement for the remainder of its term and to the vesting of stock options.

  Indemnification

     From and for six years following the Effective Time, Baker Hughes has agreed to indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who was as of the date of the Merger Agreement, or has been at any time prior to the Effective Time, an officer or director of Western Atlas (or any subsidiary or division thereof) and each person who served at the request of Western Atlas as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (an "Indemnified Party"), against all losses, claims, damages, liabilities, costs or expenses, judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Baker Hughes and the Surviving Corporation shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Baker Hughes and the Surviving Corporation, in advance of the final disposition of any such Action to the fullest extent permitted by applicable law and, if required, upon receipt of any undertaking required by applicable law, and (ii) Baker Hughes and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Baker Hughes and the Surviving Corporation shall not be obligated to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgement of any of the Indemnified Parties, there is or may be a conflict of interest between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

     Pursuant to the Merger Agreement, Baker Hughes and the Surviving Corporation will cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are or were at any time prior to the Effective Time covered under existing officers' and directors' liability insurance policies maintained by Western Atlas for a period of six years from the Effective Time, on terms substantially no less advantageous to the Indemnified Parties than such existing insurance. After the third year following the Effective Time, the Surviving Corporation will not be required to pay annual premiums in excess of 250% of the last annual premium paid by Western Atlas prior to the date of the Merger Agreement, but in such case will purchase as much coverage as reasonably practicable for such amount.

  Change in Control Provisions Applicable to Baker Hughes

     The directors and certain executive officers of Baker Hughes, one of whom is also a member of the Baker Hughes Board, have interests in the Merger that are in addition to the interests of Baker Hughes' stockholders generally.

     Baker Hughes has entered into severance agreements (each a "Severance Agreement") with certain executive officers of Baker Hughes (each an "Officer"), which provide for payment of certain benefits to the Officers only as a result of termination of employment following a "change in control" of Baker Hughes (as defined in the Severance Agreements). The initial term of the Severance Agreements was to expire on December 31, 1999. Beginning on January 1, 1998, and on each successive January 1 thereafter (the "Extension Date"), the term of the Severance Agreements is automatically renewed for an additional year, unless notice of non-extension has been given by September 30 prior to the Extension Date. The term is automatically extended for 24 months following a change in control. Pursuant to the Severance Agreements, severance benefits are paid to the Officer following termination after a change in control (i) unless (x) the Officer resigns without "good reason" (as defined in the Severance Agreements),
(y) the Officer is terminated by Baker Hughes for "cause" (as defined in the Severance Agreements), or (z) the Officer is terminated by reason of death or disability, or (ii) in certain circumstances, if the Officer voluntarily terminates his employment during the one-month period following the first anniversary of the change in control. If the Officer meets the criteria for payment of severance benefits following a change in control as described above, he will receive the following benefits:

          (i) a lump sum payment equal to three times the sum of the Officer's annual base salary in effect on the date of termination of employment or, if higher, his annual base salary in effect immediately prior to the change in control;

          (ii) a lump sum payment equal to three times the sum of the average annual bonus earned by the Officer during the three fiscal years ending immediately prior to the fiscal year in which termination of employment occurs or, if higher, immediately prior to the fiscal year in which the change in control occurs; provided, that if there are fewer than three bonuses earned immediately prior to the fiscal year in which the change in control or date of termination occurs, the average bonus will be calculated using such lesser number of bonuses as have been earned;

          (iii) continuation of life, disability, accident and health insurance benefits and all perquisites for an additional three years;

          (iv) a lump sum payment equal to the sum of (a) any unpaid incentive compensation that has been allocated or awarded to the Officer for a complete fiscal year or other measuring period preceding the date of termination under Baker Hughes' Annual Incentive Compensation Plan and that, as of the date of termination, is contingent only upon the continued employment of the Officer to a subsequent date, and (b) a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the Officer for all then uncompleted periods under Baker Hughes' Annual Incentive Compensation Plan; provided, that if such termination of employment occurs during the same year in which the change in control occurs, the pro rata bonus payment referred to in clause (b) above shall be offset by any payments received under Baker Hughes' Annual Incentive Compensation Plan in connection with such change in control;

          (v) a lump sum payment equal to the present value of the benefits the Officer would have received had he continued to participate in Baker Hughes' thrift and supplemental retirement plans for an additional three years, assuming for this purpose that (a) the Officer's compensation during such three-year period remained at the levels used for calculating the severance payment described in paragraphs (i) and (ii) above, and (b) the Officer's contributions to such plans remained at the levels in effect as of the date of the change in control or the date of termination, whichever is greater;

          (vi) eligibility for Baker Hughes' retiree medical program if the Officer would have become entitled to participate in such program had he or she remained employed for an additional three years;

          (vii) outplacement services for a period of three years or, if earlier, until acceptance by the Officer of an offer of employment; and

          (viii) an additional amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the change in control; the gross-up payment would make the Officer whole for such excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all Baker Hughes' plans, agreements and arrangements (including, for example, acceleration of equity awards).

     In addition to the above, the Severance Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a change in control of Baker Hughes. At the Effective Time, the Merger will constitute a change in control under the Severance Agreements. The Severance Agreements supersede any other agreements and representations made by the Officer or Baker Hughes setting forth the terms and conditions of the Officer's employment with Baker Hughes only if the Officer's employment with Baker Hughes is terminated on or following a change in control by Baker Hughes other than for cause (as defined therein) or by the Officer for good reason (as defined therein).

     In addition to the Severance Agreements, directors and executive officers of Baker Hughes have been granted options to purchase shares of Baker Hughes Common Stock under Baker Hughes stock option plans, and certain executive officers of Baker Hughes have been awarded shares, or rights to receive shares, of Baker Hughes Common Stock under Baker Hughes stock award and bonus plans. Many of the options and awards under these plans are not, at present, fully exercisable by, or vested in, the recipient. Each of these plans provides for the acceleration of full exercisability of options and full vesting of awards upon a "change of control" of Baker Hughes (as defined in each plan). The Merger will constitute a "change of control" pursuant to each of these plans.

RESALES OF BAKER HUGHES COMMON STOCK

     The issuance of Baker Hughes Common Stock to stockholders of Western Atlas in the Merger has been registered under the Securities Act. All shares of Baker Hughes Common Stock received by stockholders of Western Atlas upon consummation of the Merger will be freely transferable by those holders who are not deemed to be "affiliates" (as defined under the Securities Act but generally including executive officers, directors and 10% or more stockholders) of Western Atlas.

     Pursuant to the Merger Agreement, Western Atlas has agreed to use its best efforts to cause each person identified by Western Atlas as an affiliate for purposes of Rule 145 of the Securities Act (the "Rule 145 Affiliates") on the date of the Western Atlas Special Meeting to deliver to Baker Hughes a written agreement that such person will not sell, pledge, transfer or otherwise dispose of any shares of Baker Hughes Common Stock issued to such Rule 145 Affiliates in the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. Western Atlas also has agreed to use its best efforts to cause each person identified as a Rule 145 Affiliate of Western Atlas to sign, and Baker Hughes has agreed to use its best efforts to cause each person who is an affiliate of Baker Hughes to sign, on or prior to the 30th day prior to the Effective Time, a written agreement that such Rule 145 Affiliate or affiliate will not sell or in any other way reduce such party's risk relative to shares of Baker Hughes Common Stock held or to be received in the Merger until such time as financial results covering at least 30 days of post-merger operations of the combined entity have been published, except as permitted by applicable SEC Accounting Bulletins. Baker Hughes will be entitled to place restrictive legends on any shares of Baker Hughes Common Stock issued to Rule 145 Affiliates.

NYSE LISTING OF BAKER HUGHES COMMON STOCK

     It is a condition to the Merger that the shares of Baker Hughes Common Stock to be issued pursuant to the Merger be authorized for listing on the NYSE, subject to official notice of issuance. Baker Hughes Common Stock is traded on the NYSE, the Pacific Exchange and the Swiss Stock Exchange under the symbol "BHI."

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The detailed terms of and conditions to the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Joint Proxy Statement/Prospectus and incorporated herein by reference. The following summary description of certain provisions of the Merger Agreement is subject to the more complete information set forth in the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties by each of Baker Hughes, Merger Sub and Western Atlas relating to, among other things: (i) the organization, good standing and foreign qualification of such parties and their respective significant subsidiaries; (ii) the authorization, execution, delivery and enforceability of the Merger Agreement, the Stock Option Agreements and related matters; (iii) each of their capital structures; (iv) the absence of violations of law and noncompliance with permits; (v) the absence of conflicts with, violations of or defaults under the charters or bylaws of each of such party, or any material agreement or applicable law, or resulting from the execution or delivery of the Merger Agreement, the Stock Option Agreements or the consummation of the transactions contemplated thereby; (vi) the documents and reports filed by them with the SEC, their financial statements and the accuracy of the information contained therein; (vii) the absence of litigation against such party; (viii) the absence of certain events, changes or effects;
(ix) taxes; (x) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended (ERISA); (xi) labor matters; (xii) environmental matters; (xiii) intellectual property matters;
(xiv) maintenance of insurance; (xv) brokerage and similar fees; (xvi) receipt of fairness opinions; (xvii) beneficial ownership of the other party's common stock; (xviii) qualification of the Merger as a reorganization for federal income tax purposes; (xix) qualification of the Merger as a pooling of interests for financial accounting purposes; (xx) the stockholder vote required in connection with the Merger Agreement; (xxi) with respect to Western Atlas, amendments to its Share Purchase Rights Plan; (xxii) the nonapplicability of certain antitakeover statutes; and (xxiii) noncompetition contracts.

CERTAIN COVENANTS -- CONDUCT OF BUSINESS OF WESTERN ATLAS AND BAKER HUGHES

     Each of Western Atlas and Baker Hughes has agreed (except as contemplated by the Merger Agreement or the Stock Option Agreements, or to the extent that the other party has otherwise consented in writing) that, prior to the Effective Time, it will, among other things: (i) conduct its business in the ordinary course in substantially the same manner as previously conducted; (ii) use its commercially reasonable best efforts to preserve its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory business relationships; (iii) not amend its certificate of incorporation or by-laws; (iv) promptly notify the other party of any material change in its condition or business or any material litigation or material governmental complaints, investigations or hearings, or the material breach of any of the representations and warranties of the Merger Agreement; (v) promptly deliver to the other party any SEC filings made subsequent to the date of the Merger Agreement; (vi) (A) except upon exercise of options, warrants and other rights existing on the date of the Merger Agreement or permitted to be issued thereby, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization, (B) grant any new options, warrants or other rights not existing on the date of the Merger Agreement to acquire shares of its capital stock, except for automatic grants to nonemployee directors under existing plans, certain grants to new employees, and other specified option grants, (C) increase the compensation or benefits or enter into or amend any employment agreement with any officer or director, except as consistent with past practice or (D) adopt any new employee benefit plan or materially amend any existing employee benefit plan; (vii) not declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock, except in the case of Baker Hughes, the declaration and payment of regular, quarterly dividends, consistent with past practice, not to exceed $0.115 per share of Baker Hughes Common Stock per quarter; (viii) not sell, lease or otherwise dispose of any material assets, except in the ordinary course of business; (ix) not acquire or agree to acquire any material business, entity, assets or securities for an aggregate consideration in excess of $100 million, with certain exceptions;

(x) not change any material accounting principle or practice except as required by a change in law or generally accepted accounting principles; (xi) use reasonable efforts to maintain insurance in such amounts and against such risks and losses customary for it; (xii) not make or rescind any material tax election, settle or compromise any material tax liability or materially change its methods of reporting income or deductions for federal income tax purposes except as may be required by applicable law; (xiii) not (A) incur any indebtedness for borrowed money, except for general corporate purposes, refinancings of existing debt and other immaterial borrowings, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, (B) except in the ordinary course of business, enter into any material lease or create any material encumbrance on any of its property in connection with any indebtedness or (C) make capital expenditures in excess of $75 million over its fiscal 1998 capital budget; (xiv) not purchase any shares of Baker Hughes Common Stock or Western Atlas Common Stock; (xv) not take any action likely to delay materially or adversely affect the ability of any of the parties to obtain required consents, authorizations, orders or approvals of governmental or other regulatory authorities; (xvi) not take any action inconsistent with the foregoing; and (xvii) not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party, and enforce, to the fullest extent permitted under applicable law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.

CONDITIONS TO THE MERGER

  Conditions to Each Party's Obligation to Effect the Merger

     The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions:

     Stockholder Approval. The Merger Agreement and the Merger shall have been adopted and approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Western Atlas Common Stock entitled to vote thereon. The issuance of the shares of Baker Hughes Common Stock pursuant to the Merger shall have been approved by the holders of issued and outstanding shares of Baker Hughes Common Stock as and to the extent required by the rules of the NYSE.

     Antitrust Waiting Periods. The waiting period applicable to the consummation of the Merger shall have expired or been terminated under (i) the HSR Act (which period expired on June 28, 1998) and (ii) any mandatory waiting period under any applicable foreign competition or antitrust law or regulation where the failure to observe such waiting period referred to in this clause (ii) would have a Material Adverse Effect (as defined below) on Baker Hughes or Western Atlas.

     No Injunctions or Restraints. None of the parties shall be subject to any decree, order or injunction of a court of competent jurisdiction which prohibits the consummation of the Merger; provided, however, that prior to invoking this condition each party has agreed to comply with Section 7.5 of the Merger Agreement (see "-- Additional Agreements"), and with respect to other matters, to use its commercially reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of the Merger.

     Registration Statement. The Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective and no stop order with respect thereto shall be in effect.

     NYSE Listing. The shares of Baker Hughes Common Stock to be issued pursuant to the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance.

     Pooling Letter. Baker Hughes and Western Atlas shall have received from Deloitte & Touche LLP letters that the Merger will be treated as a "pooling of interests" for financial accounting purposes.

     NRC Consent. Western Atlas shall have received the written consent of the NRC to the transfer of control of all NRC licenses of Western Atlas and its subsidiaries, which consent has been received.

  Additional Conditions to Obligations of Western Atlas to Effect the Merger

     The obligations of Western Atlas to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following additional conditions, any or all of which may be waived in whole or in part by Western
Atlas:

     Covenants, Representations and Warranties. Baker Hughes shall have performed in all material respects its covenants and agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Baker Hughes and Merger Sub contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Western Atlas shall have received a certificate of Baker Hughes, executed on its behalf by the President or a Vice President of Baker Hughes, to such effect.

     Tax Opinion. Western Atlas shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Western Atlas, in form and substance reasonably satisfactory to Western Atlas, dated the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by the stockholders of Western Atlas who exchange all of their Western Atlas Common Stock solely for Baker Hughes Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Baker Hughes Common Stock).

     No Material Adverse Effect. At any time after the date of the Merger Agreement, there shall not have been any event or occurrence that has had or is likely to have a Material Adverse Effect on Baker Hughes. For purposes of the Merger Agreement, "Material Adverse Effect" means a material adverse effect or change on (a) the business or financial condition of a party and its subsidiaries on a consolidated basis, except for such changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the energy services industry or (b) the ability of the party to consummate the transactions contemplated by the Merger Agreement or fulfill the conditions to Closing.

  Additional Conditions to Obligations of Baker Hughes and Merger Sub to Effect the Merger

     The obligations of Baker Hughes and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following additional conditions, any or all of which may be waived in whole or in part by Baker Hughes:

     Covenants, Representations and Warranties. Western Atlas shall have performed in all material respects its covenants and agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Western Atlas contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Baker Hughes shall have received a certificate of Western Atlas, executed on its behalf by the President or a Vice President of Western Atlas, to such effect.

     Tax Opinion. Baker Hughes shall have received the opinion of Baker & Botts, L.L.P., counsel to Baker Hughes, in form and substance reasonably satisfactory to Baker Hughes, dated the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by the stockholders of Western Atlas who exchange all of their Western Atlas Common Stock solely for Baker Hughes Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Baker Hughes Common Stock).

     No Material Adverse Effect. At any time after the date of the Merger Agreement, there shall not have been any event or occurrence that has had or is likely to have a Material Adverse Effect on Western Atlas.

ADDITIONAL AGREEMENTS

     Pursuant to the Merger Agreement, Baker Hughes and Western Atlas have agreed, among other things, that: (i) they will each call meetings of their respective stockholders to be held as promptly as practicable to consider and vote upon (A) in the case of Baker Hughes, the issuance of shares of Baker Hughes Common Stock pursuant to the Merger and (B) in the case of Western Atlas, the approval and adoption of the Merger Agreement and the Merger; (ii) they will each afford to the other parties access to their respective officers, properties, records, files and other information as the other parties may reasonably request; (iii) each will consult with the other parties and mutually agree upon any press releases and other announcements regarding the Merger; (iv) they will prepare and Baker Hughes will file the Registration Statement, and Baker Hughes will use its best efforts to have the Registration Statement declared effective as promptly as practicable and its reasonable best efforts obtain all necessary state securities laws or "blue sky" permits and approvals;
(v) Baker Hughes will prepare and submit to the NYSE a listing application covering the shares of Baker Hughes Common Stock issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such shares, subject to official notice of issuance; (vi) each will use its reasonable best efforts to have timely delivered to the other parties a "comfort" letter from its independent public accountants; (vii) Western Atlas will provide a list of persons who may be its Rule 145 Affiliates and use its best efforts to obtain from each such person an undertaking not to transfer shares of Baker Hughes Common Stock issued to such person pursuant to the Merger except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements under the Securities Act, and Western Atlas will use its best efforts to cause each such person, and Baker Hughes will use its best efforts to cause its affiliates, to agree not to sell or in any other way reduce such person's risk with respect to shares of Baker Hughes Common Stock for a certain period before and after the Effective Time (see "The Merger -- Resales of Baker Hughes Common Stock"); (viii) each party will pay its own expenses incurred in connection with the Merger and the transactions contemplated thereby, except as provided in the Merger Agreement; (ix) Baker Hughes and the Surviving Corporation will indemnify the officers and directors of Western Atlas and its subsidiaries and divisions and will maintain directors' and officers' liability insurance for such officers and directors for six years after the Effective Time (see "The
Merger -- Interests of Certain Persons -- Indemnification"); (x) Baker Hughes will assume certain employee benefit obligations of Western Atlas (see "The Merger -- Employee Matters"); (xi) they will not knowingly take any action or fail to take any reasonable action that would cause the Merger not to qualify as a reorganization under Section 368(a) of the Code; (xii) they will not knowingly take any action or fail to take any reasonable action that would prevent the treatment of the Merger as a pooling of interests for financial accounting purposes; and (xiii) Western Atlas will take appropriate action to prevent the Merger or any other transaction contemplated by the Merger Agreement or the Stock Option Agreements from causing the rights issued pursuant to the Rights Agreement to be exercised.

     In addition, pursuant to Section 7.5 of the Merger Agreement, Baker Hughes and Western Atlas have agreed to: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use their reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) promptly notify each other of any communication concerning the Merger Agreement or the Merger from any governmental authority and permit the other party to review in advance any proposed communication concerning the Merger Agreement or the Merger to any governmental entity; (d) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning the Merger Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate thereat; (e) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives, on the one hand, and any government or regulatory authority or members or their respective staffs, on the other hand, with respect to the Merger Agreement and the Merger; (f) furnish the other with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including without limitation any filings necessary or appropriate under the provisions of the HSR Act; (g) use their best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits any claim asserted in any court by any party; and (h) take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than 60 days following the termination of all applicable waiting periods under the HSR Act, unless the parties are in litigation with the government in which case at the conclusion of such litigation), including without limitation, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Baker Hughes or Western Atlas or any of their respective subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Baker Hughes, Western Atlas or their respective subsidiaries, as may be required in order to avoid the entry of, or to the effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. At the request of Baker Hughes, Western Atlas shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Western Atlas or any of its subsidiaries, provided that any such action may be conditioned upon the consummation of the Merger and the transactions contemplated thereby. Notwithstanding anything to the contrary contained in the Merger Agreement, in connection with any filing or submission required or action to be taken by Baker Hughes, Western Atlas or any of their respective subsidiaries to consummate the Merger or other transactions contemplated in the Merger Agreement, Western Atlas shall not, without Baker Hughes' prior written consent, recommend, suggest or commit to any divestiture of assets or businesses of Western Atlas and its subsidiaries.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the parties, but, after any such approval, no amendment which by law requires further approval by such stockholders shall be made without obtaining such further approval.

     At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties;
(ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant thereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective
Time:

          (1) by the mutual consent of Baker Hughes and Western Atlas;

          (2) by Baker Hughes or Western Atlas if:

             (a) the Merger shall not have been consummated by October 31, 1998; provided, however, that in the event the condition with respect to the HSR Act waiting period or absence of injunction or restraint or both are the only conditions that are not satisfied or capable of being immediately satisfied as a result of governmental litigation engaged in by the parties pursuant to Section 7.5 of the Merger Agreement (see
        "-- Additional Agreements") under any antitrust, competition or trade regulation law, the October 31, 1998 date shall be extended for a period not to exceed the lesser of

        90 days or the fifth business day after the entrance by the court in which such litigation is pending of its decision (whether or not subject to appeal or rehearing) in such litigation; and provided, further, that the right to terminate the Merger Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under the Merger Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

             (b) a meeting (including adjournments and postponements) of Western Atlas' stockholders shall have been held and the required approval of such stockholders shall not have been obtained;

             (c) a meeting (including adjournments and postponements) of Baker Hughes' stockholders shall have been held and the required approval of such stockholders shall not have been obtained; or

             (d) a United States federal or state court or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (d) shall have complied with Section 7.5 of the Merger Agreement (see "-- Additional Agreements") and with respect to other matters shall have used its commercially reasonable best efforts to remove such injunction, order or decree.

          (3) by Western Atlas after consultation with its legal advisors, if:

             (a) the Western Atlas Board determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a Western Atlas Superior Proposal (as defined under "-- No Solicitation of Acquisition Proposals" below) and elects to terminate the Merger Agreement effective prior to the Cutoff Date (as defined under "-- No Solicitation of Acquisition Proposals" below); provided that Western Atlas may not effect such termination unless and until Baker Hughes receives at least one week's prior written notice from Western Atlas of its intention to effect such termination and during such week, Western Atlas shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of the Merger Agreement that Baker Hughes may propose; and provided, further, that any termination of the Merger Agreement pursuant to this section shall not be effective until Western Atlas has paid to Baker Hughes the $50 million termination fee described under "-- Expenses and Termination Fees";

             (b) (i) there has been a material breach by Baker Hughes or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement or if any representation or warranty of Baker Hughes or Merger Sub shall have become materially untrue and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Baker Hughes by Western Atlas; provided, however, that the right to terminate the Merger Agreement pursuant to this section shall not be available to Western Atlas if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

             (c) the Baker Hughes Board shall have withdrawn or materially modified, in a manner adverse to Western Atlas, its approval or recommendation of the Merger or recommended a Baker Hughes Acquisition Proposal (as defined under "-- No Solicitation of Acquisition Proposals"), or resolved to do so; or

             (d) on the date on which the Closing would otherwise occur, the Baker Hughes Share Price shall be less than $35.00; provided that (i) Baker Hughes shall receive at least three business days' prior written notice of Western Atlas' intent to effect such termination and (ii) during such three business day period, Baker Hughes shall not have elected to increase the Exchange Ratio by agreeing that the proviso limiting the Exchange Ratio to 2.623 shall not be given effect (so that Baker Hughes would issue additional shares to increase the value of the Baker Hughes Common Stock to be received in the Merger per share of Western Atlas Common Stock to $91.80, based on the Baker Hughes Share Price).

          (4) by Baker Hughes after consultation with its legal advisors, if:

             (a) the Baker Hughes Board determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a Baker Hughes Superior Proposal (as defined under "-- No Solicitation of Acquisition Proposals" below) and elects to terminate the Merger Agreement effective prior to the Cutoff Date; provided that Baker Hughes may not effect such termination pursuant to this section unless and until Western Atlas receives at least one week's prior written notice from Baker Hughes of its intention to effect such termination pursuant to this section and during such week, Baker Hughes shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of the Merger Agreement that Western Atlas may propose; and provided, further, that any termination of the Merger Agreement pursuant to this section shall not be effective until Baker Hughes has paid to Western Atlas the $50 million termination fee described under "-- Expenses and Termination Fees"; or

             (b) (i) there has been a material breach by Western Atlas of any representation, warranty, covenant or agreement set forth in the Merger Agreement or if any representation or warranty of Western Atlas shall have become materially untrue and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Baker Hughes to Western Atlas; provided, however, that the right to terminate the Merger Agreement pursuant to this section shall not be available to Baker Hughes if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement; or

             (c) the Western Atlas Board shall have withdrawn or materially modified, in a manner adverse to Baker Hughes, its approval or recommendation of the Merger or recommended a Western Atlas Acquisition Proposal (as defined under "-- No Solicitation of Acquisition Proposals"), or resolved to do so.

EXPENSES AND TERMINATION FEES

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses except as expressly provided in the Merger Agreement.

     If the Merger Agreement is terminated (i) by Western Atlas pursuant to section (3)(a) in "-- Termination" above, (ii) by Baker Hughes or Western Atlas pursuant to section (2)(b) in "-- Termination" after the public announcement of a Western Atlas Acquisition Proposal or (iii) by Baker Hughes pursuant to section (4)(c) in "-- Termination" after receipt by the Western Atlas Board or the public announcement of a Western Atlas Acquisition Proposal, then Western Atlas shall pay to Baker Hughes a cash termination fee of $50 million (subject to reduction pursuant to the Western Atlas Stock Option Agreement described below) at the time of such termination. In addition, if within one year after such termination, Western Atlas enters into a definitive agreement with respect to a Western Atlas Acquisition or a Western Atlas Acquisition is consummated, in either case with the person making the Western Atlas Acquisition Proposal related to the termination or any affiliate thereof, then upon the consummation of such Western Atlas Acquisition, Western Atlas shall pay Baker Hughes an additional cash fee of $150 million (subject to reduction pursuant to the Western Atlas Stock Option Agreement) at the time of such consummation. "Western Atlas Acquisition" refers to (i) a consolidation, exchange of shares or merger of Western Atlas with any person, other than Baker Hughes or one of its subsidiaries, and, in the case of a merger, in which Western Atlas shall not be the continuing or surviving corporation, (ii) a merger of Western Atlas with a person, other than Baker Hughes or one of its subsidiaries, in which Western Atlas shall be the continuing or surviving corporation but the then outstanding shares of Western Atlas Common Stock shall be changed into or exchanged for stock or other securities of Western Atlas or any other person or cash or any other property or the shares of Western Atlas Common Stock outstanding immediately before such merger shall after such merger represent less than 50% of the voting stock of Western Atlas outstanding immediately after the merger,
(iii) the acquisition of beneficial ownership of 50% or more of the voting stock of Western Atlas by any person (as such term is used under Section 13(d) of the Exchange Act), or (iv) a sale, lease or other transfer of 50% or more of the assets of Western Atlas to any person, other than Baker Hughes or one of its subsidiaries.

     If the Merger Agreement is terminated (i) by Baker Hughes pursuant to section (4)(a) in "-- Termination" above, (ii) by Baker Hughes or Western Atlas pursuant to section (2)(c) in "-- Termination" after the public announcement of a Baker Hughes Acquisition Proposal or (iii) by Western Atlas pursuant to section (3)(c) in "-- Termination" after receipt by the Baker Hughes Board or the public announcement of a Baker Hughes Acquisition Proposal, then Baker Hughes shall pay to Western Atlas a cash termination fee of $50 million (subject to reduction pursuant to the Baker Hughes Stock Option Agreement described below) at the time of such termination. In addition, if within one year after such termination, Baker Hughes enters into a definitive agreement with respect to a Baker Hughes Acquisition or a Baker Hughes Acquisition is consummated, in either case with the person making the Baker Hughes Acquisition Proposal related to the termination or any affiliate thereof, then upon the consummation of such Baker Hughes Acquisition, Baker Hughes shall pay Western Atlas an additional cash fee of $150 million (subject to reduction pursuant to the Baker Hughes Stock Option Agreement) at the time of such consummation. "Baker Hughes Acquisition" refers to (i) a consolidation, exchange of shares or merger of Baker Hughes with any person, other than Western Atlas or one of its subsidiaries, and, in the case of a merger, in which Baker Hughes shall not be the continuing or surviving corporation, (ii) a merger of Baker Hughes with a person, other than Western Atlas or one of its subsidiaries, in which Baker Hughes shall be the continuing or surviving corporation but the then outstanding shares of Baker Hughes Common Stock shall be changed into or exchanged for stock or other securities of Baker Hughes or any other person or cash or any other property or the shares of Baker Hughes Common Stock outstanding immediately before such merger shall after such merger represent less than 50% of the voting stock of Baker Hughes outstanding immediately after the merger, (iii) the acquisition of beneficial ownership of 50% or more of the voting stock of Baker Hughes by any person (as such term is used under Section 13(d) of the Exchange
Act), or (iv) a sale, lease or other transfer of 50% or more of the assets of Baker Hughes to any person, other than Western Atlas or one of its subsidiaries.

NO SOLICITATION OF ACQUISITION PROPOSALS

     Western Atlas has agreed that neither it nor any of its subsidiaries shall, and shall not knowingly permit any of its officers, directors, employees, agents or representatives to, solicit, initiate or knowingly encourage (including by way of furnishing material non-public information) any inquiry, proposal or offer with respect to a tender offer, merger, consolidation, business combination or similar transaction involving, or any purchase of 20% or more of the assets on a consolidated basis or 20% or more of any class of capital stock of, Western Atlas (any such proposal, offer or transaction being referred to as a "Western Atlas Acquisition Proposal") or participate or engage in any discussions or negotiations concerning a Western Atlas Acquisition Proposal; provided that nothing contained in the Merger Agreement shall prevent Western Atlas or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Western Atlas Acquisition Proposal, or
(B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Western Atlas Acquisition Proposal with respect to all the outstanding Western Atlas Common Stock or all or substantially all the assets of Western Atlas that, in the good faith judgment of the Western Atlas Board, taking into account the likelihood of consummation, after consultation with its financial advisors, is superior to the Merger (a "Western Atlas Superior Proposal"), if the Western Atlas Board, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations.

     Prior to taking any action referred to in the prior paragraph, if Western Atlas intends to participate in any such discussions or negotiations or provide any such information to any such third party, Western Atlas shall give prompt prior notice to Baker Hughes of each such action. Western Atlas will immediately notify Baker Hughes of any such requests for such information or the receipt of any Western Atlas Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Western Atlas Acquisition Proposal, and the material terms and conditions of any Western Atlas Acquisition Proposal.

     Baker Hughes has agreed that neither it nor any of its subsidiaries shall, and shall not knowingly permit any of its officers, directors, employees, agents or representatives to, solicit, initiate or knowingly encourage (including by way of furnishing material non-public information) any inquiry, proposal or offer with respect to a tender offer, merger, consolidation, business combination or similar transaction involving, or any purchase of 20% or more of the assets on a consolidated basis or 20% or more of any class of capital stock of, Baker Hughes (any such proposal, offer or transaction being referred to as a "Baker Hughes Acquisition Proposal") or participate or engage in any discussions or negotiations concerning a Baker Hughes Acquisition Proposal; provided that nothing contained in the Merger Agreement shall prevent Baker Hughes or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Baker Hughes Acquisition Proposal, or (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Baker Hughes Acquisition Proposal with respect to all the outstanding Baker Hughes Common Stock or all or substantially all the assets of Baker Hughes that, in the good faith judgment of the Baker Hughes Board, taking into account the likelihood of consummation, after consultation with its financial advisors, is superior to the Merger (a "Baker Hughes Superior Proposal"), if the Baker Hughes Board, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations.

     Prior to taking any action referred to in the prior paragraph, if Baker Hughes intends to participate in any such discussions or negotiations or provide any such information to any such third party, Baker Hughes shall give prompt prior notice to Western Atlas of each such action. Baker Hughes will immediately notify Western Atlas of any such requests for such information or the receipt of any Baker Hughes Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Baker Hughes Acquisition Proposal, and the material terms and conditions of any Baker Hughes Acquisition Proposal.

     For purposes hereof, the "Cutoff Date" means the date the conditions in the Merger Agreement with respect to stockholder approvals of both parties are satisfied.

RECIPROCAL STOCK OPTION AGREEMENTS

     General. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, Baker Hughes and Western Atlas entered into
(i) a stock option agreement (the "Baker Hughes Stock Option Agreement") pursuant to which Baker Hughes granted to Western Atlas an option to purchase up to 33,772,146 shares of Baker Hughes Common Stock (or such number of shares of Baker Hughes Common Stock as represents 19.9% of the then outstanding shares of Baker Hughes Common Stock) at a price per share of $41.125 (the last sales price of the Baker Hughes Common Stock on the NYSE on May 8, 1998) and (ii) a stock option agreement (the "Western Atlas Stock Option Agreement") pursuant to which Western Atlas granted to Baker Hughes an option to purchase up to 10,905,763 shares of Western Atlas Common Stock (or such number of shares of Western Atlas Common Stock as represents 19.9% of the then outstanding shares of Western Atlas Common Stock) at a price per share equal to the lesser of (a) $98.70 ($41.125 multiplied by 2.4) and (b) the Exchange Ratio (calculated as if the Baker Hughes Share Price were equal to the closing price of the Baker Hughes Common Stock on the date of exercise of the option) multiplied by the closing price of Baker Hughes Common Stock on the date of exercise of the option.

     The following is a summary of certain provisions of the Baker Hughes Stock Option Agreement and the Western Atlas Stock Option Agreement (together, the "Stock Option Agreements"). The terms of the Stock Option Agreements are identical except with respect to the number of shares that may be purchased pursuant thereto and the exercise prices thereof. In the discussion below, "Grantee" refers to the party entitled to purchase shares under the applicable Stock Option Agreement and "Issuer" refers to the party issuing the shares subject to such Stock Option Agreement. The Stock Option Agreements are filed as exhibits to the Registration Statement and are incorporated herein by reference.

     Exercise of the Options. An option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of any event (an "Exercise Event") giving rise to an obligation of the Issuer to pay the Grantee the $50 million fee pursuant to the Merger Agreement as described above under "-- Expenses and Termination Fees." That option will remain exercisable until the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms prior to the occurrence of an Exercise Event and (iii) the first anniversary of the Grantee's receipt of written notice from the Issuer of the occurrence of an Exercise Event (the "Option Term"). If the closing of the purchase and sale pursuant to the option cannot be effected because of the application of any law, regulation or order of any governmental authority or the NYSE, the date of such closing will be extended to the tenth business day following the expiration or termination of the restriction imposed by such law, regulation or order (provided that if such closing shall not have occurred within nine months after the date of such written notice as a result of one or more such restrictions, the option shall be deemed to have expired).

     Repurchase at the Option of Grantee. At the request of the Grantee made at any time and from time to time after the occurrence of an Exercise Event and prior to the earlier of (i) 120 days after the expiration of the Option Term and
(ii) 120 days after the conditions to the payment by the Issuer of the additional $150 million fee pursuant to the Merger Agreement have occurred (the "Put Period"), the Issuer will, at the election of the Grantee, repurchase from the Grantee (a) any unexercised portion of the option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of common stock purchased by the Grantee pursuant to the Stock Option Agreement that the Grantee still owns.

     The aggregate price of such repurchase will be equal to the sum of (i) the aggregate exercise price paid for any shares sold; (ii) the excess of the Applicable Price over the exercise price paid by the Grantee for each share sold multiplied by the number of such shares; and (iii) the excess, if any, of (x) the Applicable Price over (y) the exercise price multiplied by the number of shares subject to the unexercised portion of the option as to which the Grantee is exercising the repurchase right. For purposes of the Stock Option Agreements, "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of the Issuer's common stock, (ii) the price per share to be paid by any third person for shares of the Issuer's common stock pursuant to an agreement for certain business combination transactions, and (iii) the average of the closing prices of the Issuer's common stock during a 10 consecutive trading day period ending on and including the trading day immediately prior to the date of such repurchase (the "Current Market Price").

     Repurchase at the Option of the Issuer. To the extent the Grantee has not previously exercised its repurchase rights, at the request of the Issuer made at any time during the 120-day period commencing at the expiration of the Put Period, the Issuer may repurchase from the Grantee all (but not less than all) of the shares of the Issuer's common stock acquired by the Grantee pursuant to an exercise of the option that the Grantee still owns at a price per share equal to the greater of (i) the Current Market Price and (ii) the exercise price per share in respect of the shares so acquired.

     Right of First Refusal. Subject to the repurchase rights described above, at any time after the first occurrence of an Exercise Event and prior to the second anniversary of the first purchase of shares pursuant to the option, if the Grantee desires to transfer or dispose of shares or other securities acquired by it pursuant to the option, it shall make an offer to the Issuer on the same terms and at the same price at which the Grantee is proposing to transfer or dispose of such shares or other securities. If the Issuer fails or refuses to purchase all of such shares or other securities so offered, the Grantee may sell all, but not less than all, of such shares or other securities to the proposed transferee at no less than the price specified and on terms no more favorable than those offered to the Issuer. The right of first refusal shall not apply to certain dispositions provided for in the Stock Option Agreements.

     Registration Rights. The Grantee will have certain rights to require the registration under the securities laws with respect to any or all shares purchased pursuant to the option if necessary for the Grantee to be able to sell such shares.

     Profit Limitation. The Stock Option Agreements limit the amount of aggregate profit that the Grantee may receive pursuant to the option, the repurchase of shares under the put features of the option, the sale of shares acquired upon exercise of the option and the amount of any termination fee paid or payable to the

Grantee. The limit is $50 million (or $200 million if the conditions to the payment of the additional $150 million fee pursuant to the Merger Agreement have been satisfied).

     Effect of Stock Option Agreements. The Stock Option Agreements are intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Merger Agreement. Consequently, certain aspects of the Stock Option Agreements may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in either Baker Hughes or Western Atlas from considering or proposing such an acquisition, even if such persons were prepared to offer higher consideration per share for Western Atlas Common Stock than that implicit in the Exchange Ratio or a higher price per share for Baker Hughes Common Stock than the market price. If an option becomes exercisable, the Issuer under that option may become ineligible to participate in a transaction treated as a pooling of interests for financial accounting purposes.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Baker Hughes consists of 400,000,000 shares of Baker Hughes Common Stock and 15,000,000 shares of preferred stock, par value $1.00 per share. The following description of the capital stock of Baker Hughes is subject to the applicable provisions of Baker Hughes' Restated Certificate of Incorporation and Bylaws, which are incorporated by reference herein.

BAKER HUGHES COMMON STOCK

     Baker Hughes is authorized by its Restated Certificate of Incorporation to issue 400,000,000 shares of Baker Hughes Common Stock, of which approximately 169,795,957 shares were issued and outstanding as of June 30, 1998.

     The holders of shares of Baker Hughes Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Baker Hughes Common Stock. The Baker Hughes Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares of Baker Hughes Common Stock outstanding can elect all the directors if they choose to do so. In such event, the holders of the remaining shares will not be able to elect any directors.

     Each share of Baker Hughes Common Stock is entitled to participate equally in dividends, as and when declared by the Baker Hughes Board, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock. The shares of Baker Hughes Common Stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. The outstanding shares of Baker Hughes Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to Baker Hughes' Restated Certificate of Incorporation, Baker Hughes is authorized to issue 15,000,000 shares of preferred stock, and the Baker Hughes Board by resolution may establish one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Baker Hughes Board without any further stockholder approval. No shares of preferred stock were issued and outstanding as of June 30, 1998.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The provisions of Baker Hughes' Restated Certificate of Incorporation summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares of Baker Hughes Common Stock held by stockholders.

     The Baker Hughes Board is divided into three classes that are elected for staggered three-year terms. Stockholders may only remove a director for cause.

     Pursuant to Baker Hughes' Restated Certificate of Incorporation, the Baker Hughes Board by resolution may establish one or more series of Baker Hughes preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Baker Hughes Board without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of Baker Hughes.

     Baker Hughes' Restated Certificate of Incorporation contains a "fair price" provision that requires the approval of holders of not less than 75% of the outstanding shares of voting stock of Baker Hughes (including not less than 66 2/3% of the outstanding shares of voting stock not owned, directly or indirectly, by persons who are Related Persons, as defined below) as a condition for mergers, consolidations and certain other business combinations involving Baker Hughes and any Related Person; provided that the 66 2/3% voting requirement is not applicable if the business combination is approved by the holders of not less than 90% of the outstanding shares of voting stock of Baker Hughes. Related Persons include the holder of 10% or more of Baker Hughes' outstanding voting stock and any affiliate of such person. The 75% voting requirement of the "fair price" provision is not applicable to a business combination involving a holder of 10% or more of Baker Hughes' outstanding voting stock if the acquisition by such holder of such stock or the transaction is approved in advance of such person's becoming a holder of 10% of Baker Hughes' outstanding voting stock by not less than 75% of the directors of Baker Hughes then holding office or the following conditions are met: (i) the transaction is a merger or consolidation proposed to occur within one year of the time such holder acquired 10% of Baker Hughes' outstanding voting stock and the price to be paid to holders of Baker Hughes Common Stock is at least as high as the highest price per share paid by such holder in acquiring any of its Baker Hughes Common Stock, (ii) the consideration to be paid in the transaction is cash or the same form of consideration paid by such holder to acquire a majority of its holdings of Baker Hughes Common Stock, (iii) between the date of the acquisition by such holder of 10% of Baker Hughes' outstanding voting stock and the transaction there has been no failure to declare and pay preferred stock dividends and no reduction in common stock dividends (except as approved by a majority of the unaffiliated directors), no further acquisition of voting stock by such holder and no benefit, direct or indirect, received by such holder through loans or other financial assistance from Baker Hughes or tax credits or other tax advantages provided by Baker Hughes, and (iv) a proxy statement shall have been mailed to stockholders of record at least 30 days prior to the consummation of the transaction for the purpose of soliciting stockholder approval of such transaction.

     Baker Hughes' Restated Certificate of Incorporation further provides that
(i) stockholders may act only at an annual or special meeting of stockholders and may not act by written consent; (ii) special meetings of stockholders can be called only by the Baker Hughes Board; (iii) a 75% vote of the outstanding voting stock is required for the stockholders to amend Baker Hughes' By-laws; and (iv) a 75% vote of the outstanding voting stock is required to amend the Restated Certificate of Incorporation with respect to certain matters, including, without limitation, the matters set forth in clauses (i) and (iii) above and the 75% voting requirement required for certain business combinations described in the preceding paragraph.

     Baker Hughes' By-laws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Baker Hughes Board or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of Baker Hughes. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of Baker Hughes prior to the meeting at which directors are to be elected. The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of Baker Hughes of such stockholder's intention to bring such business before the meeting. In the case of nominations for election of directors, to be timely, notice must be received at the principal executive offices of Baker Hughes not less than 30 days nor more than 60 days prior to the meeting (or if fewer than 40 days' notice or prior public disclosure of the meeting date is given or made by Baker Hughes, not later than the 10th day following the day on which the notice was mailed or such public disclosure was made). In all other cases, to be timely, notice must be received at the principal executive offices of Baker Hughes not less than 120 days prior to the first anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting (or if no annual meeting was held in the previous year or if the date of the meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not later than the 10th day following the day on which the notice of the meeting date was mailed or public disclosure of such date was made). The notice must contain certain information specified in the By-laws.

     Baker Hughes is a Delaware corporation and is subject to Section 203 of the General Corporation Law of the State of Delaware ("DGCL"). The following summary of Section 203 does not purport to be complete and is qualified in its entirety by reference thereto. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                        COMPARISON OF STOCKHOLDER RIGHTS

     As a result of the Merger, holders of Western Atlas Common Stock will become stockholders of Baker Hughes, and the rights of the former holders of Western Atlas Common Stock will thereafter be governed by the Baker Hughes Restated Certificate of Incorporation, the Baker Hughes By-laws and the DGCL. The rights of the Western Atlas stockholders currently are governed by the Western Atlas Restated Certificate of Incorporation, the Western Atlas By-laws and the DGCL. Because Baker Hughes and Western Atlas are both Delaware corporations, the law governing the rights of Western Atlas stockholders will not change. The following summary sets forth the material differences between the Restated Certificates of Incorporation and By-laws of the companies, which are incorporated by reference herein.

BUSINESS COMBINATIONS

     Under Delaware law, approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote generally is required for a merger or consolidation or sale, lease or exchange of all or substantially all of the corporation's assets. Unless the corporate charter provides otherwise, no vote of the stockholders of a surviving corporation is required to approve a merger if (i) the merger does not amend in any respect the surviving corporation's charter, (ii) each share of the surviving corporation's stock outstanding immediately prior to the merger is to remain outstanding unchanged, and (iii) the number of shares of common stock of the surviving corporation to be issued or delivered under the plan of merger (plus those issuable upon conversion of any securities to be issued under the plan) does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the merger. Additionally, when certain conditions are met, no vote of stockholders is required for the merger of a Delaware corporation into a corporation that holds at least 90% of the outstanding shares of each class of the corporation.

     The Baker Hughes Restated Certificate of Incorporation provides that the affirmative vote of 75% of the outstanding shares of voting stock, including the affirmative vote of at least 66 2/3% of stock not owned by a Related Person, is required for the approval of a business combination between Baker Hughes and a Related Person. The Western Atlas Restated Certificate of Incorporation contains no similar provision.

AMENDMENTS TO CHARTER

     Section 242 of the DGCL provides that an amendment to a corporation's certificate of incorporation must be adopted by a resolution of the board of directors declaring the advisability of the amendment and approved by the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires a greater percentage. The Baker Hughes Restated Certificate of Incorporation requires the affirmative vote of not less than 75% of the total voting power of stockholders entitled to vote in the election of directors and, in certain circumstances, the affirmative vote of 66 2/3% of such total voting power excluding shares owned by a Related Person to approve certain amendments to the Baker Hughes Restated Certificate of Incorporation. The Western Atlas Restated Certificate of Incorporation requires the affirmative vote of the holders of not less than 80% of all shares entitled to vote in the election of directors to amend or repeal certain provisions of the Western Atlas Restated Certificate of Incorporation.

REMOVAL OF DIRECTORS

     Under Section 141 of the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) in the case of a corporation having a classified board, stockholders may effect such removal only for cause, unless the certificate of incorporation otherwise provides, and
(ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or, if the board is classified, at an election of the class of directors of which he is a part. The Baker Hughes Restated Certificate of Incorporation provides that no director may be removed during his term except for cause. The Baker Hughes By-laws provide that any director may be removed for cause by the holders of a majority of the shares of Baker Hughes Common Stock entitled to vote in the election of directors and that stockholders may not remove any director without cause. The Western Atlas Restated Certificate of Incorporation and By-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all shares generally entitled to vote for directors.

CUMULATIVE VOTING

     Under Section 214 of the DGCL, the certificate of incorporation of a corporation may provide for cumulative voting in the election of directors. Neither the Baker Hughes Restated Certificate of Incorporation nor the Western Atlas Restated Certificate of Incorporation provides for cumulative voting. Baker Hughes Restated Certificate of Incorporation provides that no article imposing cumulative voting in the election of directors may be added to the Baker Hughes Restated Certificate of Incorporation unless such action is approved by the affirmative vote of the holders of not less than 75% of the shares of stock entitled to vote in the election of directors.

STOCKHOLDER RIGHTS PLAN

     On August 17, 1994, the Western Atlas Board adopted a Share Purchase Rights Plan (the "Rights Plan") and, in accordance with the Rights Plan, each outstanding share of Western Atlas Common Stock has attached to it one preferred share purchase right (the "Rights"). The Rights are designed to cause substantial dilution to any person or group (other than Unitrin, Inc.) that acquires beneficial ownership of 15% or more of the Western Atlas Common Stock (an "Acquiring Person"). The Rights are redeemable by the Western Atlas Board for $.01 per Right prior to the time that any person or group becomes an Acquiring Person. The purpose of the Rights is to deter any acquisition of 15% or more of the Western Atlas Common Stock except pursuant to a transaction that has been approved by the Western Atlas Board.

     In connection with the execution of the Merger Agreement and the Stock Option Agreements, the Rights Plan was amended to provide that such agreements and the transactions contemplated thereby would not cause Baker Hughes to become an Acquiring Person or otherwise trigger any consequences under the Rights Plan. In addition, if the Merger is completed, the Rights will expire immediately prior to the Effective Time without any payment being made with respect to the Rights.

     Baker Hughes has no similar rights plan.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following tables set forth certain unaudited pro forma condensed combined financial information for Baker Hughes giving effect to the Merger accounted for as a pooling of interests. The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the separate historical financial statements and the notes thereto of Baker Hughes and Western Atlas incorporated in this Joint Proxy Statement/Prospectus by reference.

     The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of Baker Hughes and Western Atlas as of March 31, 1998. The fiscal year ends of Baker Hughes and Western Atlas are September 30 and December 31, respectively. The unaudited pro forma condensed combined statements of operations for each of the three years in the period ended September 30, 1997 were prepared using the historical statements of operations of Baker Hughes for the years ended September 30, 1997, 1996 and 1995 and of Western Atlas for the years ended December 31, 1997, 1996 and 1995. The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 1998 was prepared using the historical statements of operations of Baker Hughes and Western Atlas for such period. As such, the results of operations for Western Atlas for the three months ended December 31, 1997 are included in both the unaudited pro forma condensed combined statement of operations for the six months ended March 31, 1998 and the unaudited pro forma condensed combined statement of operations for the year ended September 30, 1997. Western Atlas had revenues, income from continuing operations and diluted income from continuing operations per share for the three months ended December 31, 1997 of $439.5 million, $31.8 million and $0.57, respectively.

     The unaudited pro forma condensed combined financial information was included for comparative purposes only and does not purport to be indicative of the results of operations or financial position that actually would have been obtained if the Merger had been effected at the dates indicated or of the financial position or results of operations that may be obtained in the future. See "Incorporation of Certain Documents by Reference," "Summary -- Baker Hughes Selected Historical Financial Information," "-- Western Atlas Selected Historical Financial Information," "-- Summary Pro Forma Combined Financial Information (Unaudited)" and "-- Comparative Per Share Data."

                           BAKER HUGHES INCORPORATED

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1998
                                 (IN MILLIONS)

                                                      HISTORICAL                PRO FORMA
                                                  -------------------   -------------------------
                                                   BAKER     WESTERN
                                                   HUGHES     ATLAS     ADJUSTMENTS      COMBINED
                                                  --------   --------   -----------      --------
Current assets:
  Cash and cash equivalents.....................  $    9.3   $   16.5                    $   25.8
  Accounts receivable, net......................   1,105.7      450.0                     1,555.7
  Inventories...................................   1,197.2       39.4                     1,236.6
  Other current assets..........................     141.6       83.5                       225.1
                                                  --------   --------                    --------
          Total current assets..................   2,453.8      589.4                     3,043.2
  Property, net.................................   1,129.6      967.7                     2,097.3
  Multiclient seismic data and other assets.....     312.5      510.1                       822.6
  Goodwill and intangible assets................   1,237.7      327.5                     1,565.2
                                                  --------   --------                    --------
          Total Assets..........................  $5,133.6   $2,394.7                    $7,528.3
                                                  ========   ========                    ========
Current liabilities:
  Notes payable and current portion of long-term
     debt.......................................  $  219.9   $   49.8                    $  269.7
  Accounts payable and accrued liabilities......     664.4      330.9                       995.3
  Payroll and related expenses..................     183.3       72.1                       255.4
                                                  --------   --------                    --------
          Total current liabilities.............   1,067.6      452.8                     1,520.4
                                                  --------   --------                    --------
  Long-term debt................................     961.8      701.3                     1,663.1
                                                  --------   --------                    --------
  Deferred income taxes.........................     249.0                $  3.0(A)         252.0
                                                  --------                               --------
  Deferred revenue and other long-term
     liabilities................................     163.5      316.2       (3.0)(A)        476.7
                                                  --------   --------                    --------
Stockholders' equity:
  Common stock..................................     169.7       54.8       76.7(B)         301.2(B)
  Capital in excess of par value................   2,246.3      689.0      (76.7)(B)      2,858.6(B)
  Retained earnings.............................     403.4      184.1                       587.5
  Foreign currency translation adjustment.......    (159.7)                                (159.7)
  Unrealized gain on securities available for
     sale.......................................      32.0                                   32.0
  Pension liability adjustments.................                 (3.5)                       (3.5)
                                                  --------   --------                    --------
          Total Stockholders' Equity............   2,691.7      924.4                     3,616.1
                                                  --------   --------                    --------
          Total Liabilities and Stockholders'
            Equity..............................  $5,133.6   $2,394.7                    $7,528.3
                                                  ========   ========                    ========

    (The accompanying notes are an integral part of the Unaudited Pro Forma
                   Condensed Combined Financial Statements.)

                           BAKER HUGHES INCORPORATED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED MARCH 31, 1998
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                     HISTORICAL                 PRO FORMA
                                                --------------------    --------------------------
                                                 BAKER       WESTERN
                                                 HUGHES       ATLAS     ADJUSTMENTS       COMBINED
                                                --------     -------    -----------       --------
Revenues:
  Sales.......................................  $1,565.4                                  $1,565.4
  Services and rentals........................     725.4     $930.2                        1,655.6
                                                --------     ------                       --------
          Total...............................   2,290.8      930.2                        3,221.0
                                                --------     ------                       --------
Costs and Expenses:
  Cost of sales...............................     969.5                                     969.5
  Cost of services and rentals................     406.5      555.1       $205.5(A)(B)     1,167.1
  Research and technology.....................                 28.3        (28.3)(A)
  Selling, general and administrative.........     616.0       34.6           .8(B)          651.4
  Amortization of goodwill and other
     intangibles..............................      20.6                     6.4(B)           27.0
  Depreciation, depletion and amortization....                184.4       (184.4)(B)
                                                --------     ------                       --------
          Total...............................   2,012.6      802.4                        2,815.0
                                                --------     ------                       --------
Operating income..............................     278.2      127.8                          406.0
Interest income...............................       1.8        1.0                            2.8
Interest expense..............................     (32.1)     (23.4)                         (55.5)
                                                --------     ------                       --------
Income from continuing operations before
  income taxes................................     247.9      105.4                          353.3
Income taxes..................................     (89.2)     (40.0)                        (129.2)
                                                --------     ------                       --------
Income from continuing operations.............  $  158.7     $ 65.4                       $  224.1
                                                ========     ======                       ========
At Exchange Ratio of 2.4:
  Income from continuing operations per share:
     Basic....................................  $    .94                                  $    .75
     Diluted..................................       .91                                       .73
  Shares used in computing per share amounts:
     Basic....................................     169.4                   130.5             299.9
     Diluted..................................     178.0                   134.3             312.3
At Exchange Ratio of 2.623:
  Income from continuing operations per share:
     Basic....................................  $    .94                                  $    .72
     Diluted..................................       .91                                       .70
  Shares used in computing per share amounts:
     Basic....................................     169.4                   142.6             312.0
     Diluted..................................     178.0                   146.7             324.7

    (The accompanying notes are an integral part of the Unaudited Pro Forma
                   Condensed Combined Financial Statements.)

                           BAKER HUGHES INCORPORATED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1997
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                    HISTORICAL                 PRO FORMA
                                                -------------------   ----------------------------
                                                 BAKER     WESTERN
                                                 HUGHES     ATLAS     ADJUSTMENTS         COMBINED
                                                --------   --------   -----------         --------
Revenues:
  Sales.......................................  $2,466.7                                  $2,466.7
  Services and rentals........................   1,218.7   $1,658.2                        2,876.9
                                                --------   --------                       --------
          Total...............................   3,685.4    1,658.2                        5,343.6
                                                --------   --------                       --------
Costs and Expenses:
  Cost of sales...............................   1,573.3                                   1,573.3
  Cost of services and rentals................     682.9      962.7     $ 412.7(A)(B)      2,058.3
  Research and technology.....................                 59.2       (59.2)(A)
  Selling, general and administrative.........     966.9       66.8         2.4(B)         1,036.1
  Amortization of goodwill and other
     intangibles..............................      32.3                   13.0(B)            45.3
  Depreciation, depletion and amortization....                368.9      (368.9)(B)
  Unusual charge..............................      52.1                                      52.1
  Acquired in-process research and
     development..............................     118.0                                     118.0
                                                --------   --------                       --------
          Total...............................   3,425.5    1,457.6                        4,883.1
                                                --------   --------                       --------
Operating income..............................     259.9      200.6                          460.5
Interest income...............................       1.8        1.8                            3.6
Interest expense..............................     (48.6)     (42.8)                         (91.4)
Spin-off related costs........................                 (8.4)                          (8.4)
                                                --------   --------                       --------
Income from continuing operations before
  income taxes and accounting change..........     213.1      151.2                          364.3
Income taxes..................................    (104.0)     (59.4)                        (163.4)
                                                --------   --------                       --------
Income from continuing operations before
  accounting change...........................  $  109.1   $   91.8                       $  200.9
                                                ========   ========                       ========
At Exchange Ratio of 2.4:
  Income from continuing operations before
     accounting change per share:
     Basic....................................  $    .71                                  $    .71
     Diluted..................................       .71                                       .70
  Shares used in computing per share amounts:
     Basic....................................     153.1                  130.3              283.4
     Diluted..................................     154.7                  133.4              288.1
At Exchange Ratio of 2.623:
  Income from continuing operations before
     accounting change per share:
     Basic....................................  $    .71                                  $    .68
     Diluted..................................       .71                                       .67
  Shares used in computing per share amounts:
     Basic....................................     153.1                  142.4              295.5
     Diluted..................................     154.7                  145.8              300.5

    (The accompanying notes are an integral part of the Unaudited Pro Forma
                   Condensed Combined Financial Statements.)

                           BAKER HUGHES INCORPORATED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1996
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                    HISTORICAL                 PRO FORMA
                                                -------------------   ----------------------------
                                                 BAKER     WESTERN
                                                 HUGHES     ATLAS     ADJUSTMENTS         COMBINED
                                                --------   --------   -----------         --------
Revenues:
  Sales.......................................  $2,046.8                                  $2,046.8
  Services and rentals........................     980.9   $1,418.1                        2,399.0
                                                --------   --------                       --------
          Total...............................   3,027.7    1,418.1                        4,445.8
                                                --------   --------                       --------
Costs and Expenses:
  Cost of sales...............................   1,278.1                                   1,278.1
  Cost of services and rentals................     559.5      834.7     $ 350.5(A)(B)      1,744.7
  Research and technology.....................                 54.8       (54.8)(A)
  Selling, general and administrative.........     814.2       72.0         3.0(B)           889.2
  Amortization of goodwill and other
     intangibles..............................      29.6                   10.5(B)            40.1
  Depreciation, depletion and amortization....                309.2      (309.2)(B)
  Unusual charge..............................      39.6                                      39.6
                                                --------   --------                       --------
          Total...............................   2,721.0    1,270.7                        3,991.7
                                                --------   --------                       --------
Operating income..............................     306.7      147.4                          454.1
Interest income...............................       3.4        1.5                            4.9
Interest expense..............................     (55.5)     (32.4)                         (87.9)
Gain on Varco Stock...........................      44.3                                      44.3
                                                --------   --------                       --------
Income from continuing operations before
  income taxes................................     298.9      116.5                          415.4
Income taxes..................................    (122.5)     (46.6)                        (169.1)
                                                --------   --------                       --------
Income from continuing operations.............  $  176.4   $   69.9                       $  246.3
                                                ========   ========                       ========
At Exchange Ratio of 2.4:
  Income from continuing operations per share:
     Basic....................................  $   1.23                                  $    .91
     Diluted..................................      1.21                                       .90
  Shares used in computing per share amounts:
     Basic....................................     143.3                  128.4              271.7
     Diluted..................................     151.3                  130.3              281.6
At Exchange Ratio of 2.623:
  Income from continuing operations per share:
     Basic....................................  $   1.23                                  $    .87
     Diluted..................................      1.21                                       .86
  Shares used in computing per share amounts:
     Basic....................................     143.3                  140.3              283.6
     Diluted..................................     151.3                  142.4              293.7

    (The accompanying notes are an integral part of the Unaudited Pro Forma
                   Condensed Combined Financial Statements.)

                           BAKER HUGHES INCORPORATED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1995
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                   HISTORICAL                 PRO FORMA
                                               -------------------   ----------------------------
                                                BAKER     WESTERN
                                                HUGHES     ATLAS     ADJUSTMENTS         COMBINED
                                               --------   --------   -----------         --------
Revenues:
  Sales......................................  $1,805.1                                  $1,805.1
  Services and rentals.......................     832.4   $1,282.9                        2,115.3
                                               --------   --------                       --------
          Total..............................   2,637.5    1,282.9                        3,920.4
                                               --------   --------                       --------
Costs and Expenses:
  Cost of sales..............................   1,133.6                                   1,133.6
  Cost of services and rentals...............     475.1      742.9     $ 320.8(A)(B)      1,538.8
  Research and technology....................                 59.8       (59.8)(A)
  Selling, general and administrative........     743.0       71.7         3.5(B)           818.2
  Amortization of goodwill and other
     intangibles.............................      29.9                    9.1(B)            39.0
  Depreciation, depletion and amortization...                273.6      (273.6)(B)
                                               --------   --------                       --------
          Total..............................   2,381.6    1,148.0                        3,529.6
                                               --------   --------                       --------
Operating income.............................     255.9      134.9                          390.8
Interest income..............................       4.8        1.8                            6.6
Interest expense.............................     (55.6)     (33.5)                         (89.1)
                                               --------   --------                       --------
Income from continuing operations before
  income taxes and accounting change.........     205.1      103.2                          308.3
Income taxes.................................     (85.1)     (41.8)                        (126.9)
                                               --------   --------                       --------
Income from continuing operations before
  accounting change..........................  $  120.0   $   61.4                       $  181.4
                                               ========   ========                       ========
At Exchange Ratio of 2.4:
  Income from continuing operations before
     accounting change per share:
     Basic...................................  $    .67                                  $    .58
     Diluted.................................       .67                                       .58
  Shares used in computing per share amounts:
     Basic...................................     141.2                  127.4              268.6
     Diluted.................................     141.4                  129.1              270.5
At Exchange Ratio of 2.623:
  Income from continuing operations before
     accounting change per share:
     Basic...................................  $    .67                                  $    .56
     Diluted.................................       .67                                       .55
  Shares used in computing per share amounts:
     Basic...................................     141.2                  139.3              280.5
     Diluted.................................     141.4                  141.1              282.5

    (The accompanying notes are an integral part of the Unaudited Pro Forma
                   Condensed Combined Financial Statements.)

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The Unaudited Pro Forma Condensed Combined Financial Statements were prepared for comparative purposes only and do not purport to indicate what would have occurred had Baker Hughes and Western Atlas been merged at the beginning of the periods presented, or what results may be in the future.

     The Exchange Ratio will be 2.4 if the Baker Hughes Share Price is less than or equal to $42.75 and greater than or equal to $38.25. If the Baker Hughes Share Price is less than $38.25, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. If the Baker Hughes Share Price is below $35.00, the Exchange Ratio is fixed at 2.623, and Western Atlas has the option to terminate the Merger Agreement unless Baker Hughes then elects to increase the Exchange Ratio to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. If the Closing Date had occurred on July 1, 1998, the Baker Hughes Share Price would have been $35.5594 and the Exchange Ratio accordingly would have been 2.5816. The Unaudited Pro Forma Condensed Combined Statements of Operations are presented both on the basis of an Exchange Ratio of 2.4 and an Exchange Ratio of 2.623, illustrating the difference in the pro forma per share amounts as the Exchange Ratio varies. The only impact of the difference in Exchange Ratio on the Unaudited Pro Forma Condensed Balance Sheet is noted in note (B) thereto.

     The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the conversion of each outstanding share of Western Atlas Common Stock into 2.4 shares of Baker Hughes Common Stock (2.623 shares of Baker Hughes Common Stock as described in note (B) below) at the date and for the periods presented and reflects the following reclassifications to give pro forma effect to the Merger:

     (A) To reclassify deferred income taxes from deferred revenue and other long-term liabilities.

     (B) To reflect the assumed issuance of 131.5 million shares of Baker Hughes Common Stock at an Exchange Ratio of 2.4. At an Exchange Ratio of 2.623, 143.7 million shares of Baker Hughes Common Stock would be issued, resulting in pro forma combined common stock of $313.4 million and pro forma combined capital in excess of par value of $2,846.4 million.

     The Unaudited Pro Forma Condensed Combined Statements of Operations were prepared to reflect the following reclassifications to give pro forma effect to the Merger:

     (A) To reclassify research and technology expense to cost of services and rentals.

     (B) To reclassify depreciation, depletion and amortization to the Baker Hughes presentation.

     In computing Baker Hughes and pro forma combined diluted per share amounts, the following after tax interest expense amounts related to the Baker Hughes Liquid Yield Option Notes ("LYONS") are added to income: 1998 -- $3.4 million and 1996 -- $6.0 million. (The LYONS are anti-dilutive in 1997 and 1995). Additionally, preferred stock dividends (including the effect of preferred stock repurchase) of $25.6 million are deducted in 1995 in computing Baker Hughes and pro forma combined per share amounts available to common stockholders.

     It is anticipated that nonrecurring charges in the amount of approximately $85 million will be expensed in connection with the Merger. Such expenses are not reflected in the Unaudited Pro Forma Condensed Combined Statements of Operations.

                                    EXPERTS

     The consolidated financial statements incorporated in this Joint Proxy Statement/Prospectus by reference from Baker Hughes' Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for postemployment benefits and for impairment of long-lived assets to be disposed of to conform with SFAS No. 112 and SFAS No. 121, respectively, as discussed in Note 1), which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements incorporated in this Joint Proxy Statement/Prospectus by reference from Western Atlas' Annual Report on Form 10-K for the year ended December 31, 1997, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Merger and the shares of Baker Hughes Common Stock issued in connection with the Merger are being passed on for Baker Hughes by Baker & Botts, L.L.P., Houston, Texas. Wachtell, Lipton, Rosen & Katz, New York, New York, is acting as special counsel for Western Atlas in connection with certain legal matters, including certain United States federal income tax matters, relating to the Merger.

                                                                      APPENDIX A

================================================================================

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           BAKER HUGHES INCORPORATED,

                         BAKER HUGHES DELAWARE I, INC.

                                      AND

                               WESTERN ATLAS INC.

                            DATED AS OF MAY 10, 1998

================================================================================

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
                                    ARTICLE 1
                                    THE MERGER
Section 1.1     The Merger..................................................  A-1

Section 1.2     The Closing.................................................  A-1

Section 1.3     Effective Time..............................................  A-1

                                    ARTICLE 2
                     CERTIFICATE OF INCORPORATION AND BYLAWS
                           OF THE SURVIVING CORPORATION
Section 2.1     Certificate of Incorporation................................  A-2

Section 2.2     Bylaws......................................................  A-2

                                    ARTICLE 3
                          DIRECTORS AND OFFICERS OF THE
                         SURVIVING CORPORATION AND PARENT
Section 3.1     Directors of Surviving Corporation..........................  A-2

Section 3.2     Officers of Surviving Corporation...........................  A-2

Section 3.3     Parent Board of Directors; President........................  A-2

                                    ARTICLE 4
                        CONVERSION OF COMPANY COMMON STOCK
Section 4.1     Certain Definitions.........................................  A-2

Section 4.2     Conversion of Company Stock.................................  A-3

Section 4.3     Exchange of Certificates Representing Company Common
                Stock.......................................................  A-4

Section 4.4     Adjustment of Exchange Ratio................................  A-5

Section 4.5     Rule 16b-3 Approval.........................................  A-2

                                    ARTICLE 5
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section 5.1     Existence; Good Standing; Corporate Authority...............  A-6

Section 5.2     Authorization, Validity and Effect of Agreements............  A-6

Section 5.3     Capitalization..............................................  A-6

Section 5.4     Significant Subsidiaries....................................  A-6

Section 5.5     No Violation of Law.........................................  A-7

Section 5.6     No Conflict.................................................  A-7

Section 5.7     SEC Documents...............................................  A-7

Section 5.8     Litigation..................................................  A-8

Section 5.9     Absence of Certain Changes..................................  A-8

Section 5.10    Taxes.......................................................  A-8

Section 5.11    Employee Benefit Plans......................................  A-9

Section 5.12    Labor Matters...............................................  A-10

Section 5.13    Environmental Matters.......................................  A-10

Section 5.14    Intellectual Property.......................................  A-10

Section 5.15    Insurance...................................................  A-11

Section 5.16    No Brokers..................................................  A-11

Section 5.17    Opinion of Financial Advisor................................  A-11

Section 5.18    Parent Stock Ownership......................................  A-11

Section 5.19    Reorganization..............................................  A-11

Section 5.20    Pooling.....................................................  A-11

Section 5.21    Vote Required...............................................  A-11

Section 5.22    Amendment to the Company Rights Agreement...................  A-11


                                                                              PAGE
                                                                              ----
Section 5.23    Certain Approvals...........................................  A-12

Section 5.24    Certain Contracts...........................................  A-12

                                    ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF PARENT
                                  AND MERGER SUB
Section 6.1     Existence; Good Standing; Corporate Authority...............  A-12

Section 6.2     Authorization, Validity and Effect of Agreements............  A-12

Section 6.3     Capitalization..............................................  A-12

Section 6.4     Significant Subsidiaries....................................  A-13

Section 6.5     No Violation of Law.........................................  A-13

Section 6.6     No Conflict.................................................  A-13

Section 6.7     SEC Documents...............................................  A-14

Section 6.8     Litigation..................................................  A-14

Section 6.9     Absence of Certain Changes..................................  A-14

Section 6.10    Taxes.......................................................  A-15

Section 6.11    Employee Benefit Plans......................................  A-15

Section 6.12    Labor Matters...............................................  A-16

Section 6.13    Environmental Matters.......................................  A-16

Section 6.14    Intellectual Property.......................................  A-16

Section 6.15    Insurance...................................................  A-17

Section 6.16    No Brokers..................................................  A-17

Section 6.17    Opinion of Financial Advisor................................  A-17

Section 6.18    Company Stock Ownership.....................................  A-17

Section 6.19    Reorganization..............................................  A-17

Section 6.20    Pooling.....................................................  A-17

Section 6.21    Vote Required...............................................  A-17

Section 6.22    Certain Approvals...........................................  A-17

Section 6.23    Certain Contracts...........................................  A-17

                                    ARTICLE 7
                                    COVENANTS
Section 7.1     Conduct of Businesses.......................................  A-18

Section 7.2     No Solicitation by the Company..............................  A-20

Section 7.3     No Solicitation by Parent...................................  A-21

Section 7.4     Meetings of Stockholders....................................  A-21

Section 7.5     Filings; Best Efforts.......................................  A-22

Section 7.6     Inspection..................................................  A-23

Section 7.7     Publicity...................................................  A-23

Section 7.8     Registration Statement......................................  A-23

Section 7.9     Listing Application.........................................  A-24

Section 7.10    Letters of Accountants......................................  A-24

Section 7.11    Agreements of Rule 145 Affiliates...........................  A-24

Section 7.12    Expenses....................................................  A-24

Section 7.13    Indemnification and Insurance...............................  A-25

Section 7.14    Certain Benefits............................................  A-25

Section 7.15    Reorganization; Pooling.....................................  A-27

Section 7.16    Rights Agreement............................................  A-28


                                                                              PAGE
                                                                              ----
                                    ARTICLE 8
                                    CONDITIONS
Section 8.1     Conditions to Each Party's Obligation to Effect the
                Merger......................................................  A-28

Section 8.2     Conditions to Obligation of the Company to Effect the
                Merger......................................................  A-29

Section 8.3     Conditions to Obligation of Parent and Merger Sub to Effect
                the Merger..................................................  A-29

                                    ARTICLE 9
                                   TERMINATION
Section 9.1     Termination by Mutual Consent...............................  A-30

Section 9.2     Termination by Parent or the Company........................  A-30

Section 9.3     Termination by the Company..................................  A-30

Section 9.4     Termination by Parent.......................................  A-31

Section 9.5     Effect of Termination.......................................  A-31

Section 9.6     Extension; Waiver...........................................  A-33

                                    ARTICLE 10
                                GENERAL PROVISIONS
Section 10.1    Nonsurvival of Representations, Warranties and Agreements...  A-33

Section 10.2    Notices.....................................................  A-33

Section 10.3    Assignment; Binding Effect; Benefit.........................  A-34

Section 10.4    Entire Agreement............................................  A-34

Section 10.5    Amendments..................................................  A-34

Section 10.6    Governing Law...............................................  A-34

Section 10.7    Counterparts................................................  A-34

Section 10.8    Headings....................................................  A-34

Section 10.9    Interpretation..............................................  A-34

Section 10.10   Waivers.....................................................  A-35

Section 10.11   Incorporation of Exhibits...................................  A-35

Section 10.12   Severability................................................  A-35

Section 10.13   Enforcement of Agreement....................................  A-35

Section 10.14   Obligation of Parent........................................  A-35

Section 10.15   Subsidiaries................................................  A-35


                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of May 10, 1998 is among Baker Hughes Incorporated, a Delaware corporation ("Parent"), Baker Hughes Delaware I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"), and Western Atlas Inc., a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, Parent and the Company have each determined to engage in a strategic business combination with the other;

     WHEREAS, in furtherance thereof, the parties hereto desire to merge Merger Sub with and into the Company (the "Merger"), with the Company surviving as a direct, wholly owned subsidiary of Parent, pursuant to which each share of the Company Common Stock (as defined in Section 4.1) will be converted into the right to receive Parent Common Stock (as defined in Section 4.1);

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined the Merger, in the manner contemplated herein, to be desirable and in the best interests of their respective corporations and stockholders and to be consistent with, and in furtherance of, their respective business strategies and goals, and, by resolutions duly adopted, have approved and adopted this Agreement;

     WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for financial accounting purposes, it is intended that the Merger be accounted for as a "pooling of interests" under U.S. generally accepted accounting principles;

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

     SECTION 1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Baker & Botts, L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas, at 9:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as Parent and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     SECTION 1.3 Effective Time. If all the conditions to the Merger set forth in Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, Parent, Merger Sub and the Company shall cause a certificate of merger (the "Certificate of Merger") meeting the requirements of section 251 of the DGCL to be properly executed and filed in accordance with such section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time that the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

                                   ARTICLE 2

                    CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

     SECTION 2.1 Certificate of Incorporation. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

     SECTION 2.2 Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                                   ARTICLE 3

                         DIRECTORS AND OFFICERS OF THE
                        SURVIVING CORPORATION AND PARENT

     SECTION 3.1 Directors of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

     SECTION 3.2 Officers of Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

     SECTION 3.3 Parent Board of Directors; President. John R. Russell shall be elected as President of Parent as of the Effective Time, and Max L. Lukens shall continue as Chairman of the Board of Directors and Chief Executive Officer of Parent. The Board of Directors of Parent will take such action as may be necessary to cause the election or appointment of Alton J. Brann, John R. Russell and two other persons designated by the Company after consultation with the Parent to be directors of Parent as of the Effective Time; provided that the Company shall not designate any person not currently a member of the Company's Board of Directors to which the Parent shall have reasonably objected. Such new directors shall be designated into the classes of directors of Parent in accordance with the Parent's bylaws in such classes as the Company shall indicate, John R. Russell shall be appointed to the Executive Committee of Parent's Board of Directors and not less than one such new director shall be appointed to each of the other committees of such Board.

                                   ARTICLE 4

                       CONVERSION OF COMPANY COMMON STOCK

     SECTION 4.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "Company Common Stock" shall mean the common stock, par value $1.00 per share, of the Company.

          (b) "Parent Common Stock" shall mean the common stock, par value $1.00 per share, of Parent.

          (c) "Exchange Ratio" shall equal (i) 2.4, if the Parent Share Price is greater than or equal to $38.25 but less than or equal to $42.75; (ii) if the Parent Share Price is greater than $42.75 but less than or equal to $44.75, that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next lower thousandth, equal to the quotient obtained by dividing $102.60 by the Parent Share Price; (iii) if the Parent Share Price is greater than $44.75, 2.293; and (iv) if the Parent Share Price is less than $38.25, that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next higher thousandth, equal to the quotient obtained by dividing $91.80 by the Parent Share Price; provided, however, that except as provided in
     Section 9.3(d), the Exchange Ratio shall in no event be greater than 2.623, notwithstanding that the Parent Share Price is less than $35.00.

          (d) "Parent Share Price" shall mean the average of the per share closing prices of Parent Common Stock as reported on the consolidated transaction reporting system for securities traded on the New York

     Stock Exchange, Inc. ("NYSE") (as reported in the New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source) for the 20 consecutive trading days ending on the fifth trading day prior to the Closing Date, appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or other similar transactions.

          (e) "Stock Option Agreements" shall mean (i) the Stock Option Agreement dated the date hereof between Parent and the Company pursuant to which Parent has granted to the Company an option to purchase a certain number of shares of Parent Common Stock and (ii) the Stock Option Agreement dated the date hereof between the Company and Parent pursuant to which the Company has granted to Parent an option to purchase a certain number of shares of Company Common Stock.

     SECTION 4.2 Conversion of Company Stock.

     (a) At the Effective Time, each share of the common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of Common Stock, par value $1.00 per share, of the Surviving Corporation.

     (b) At the Effective Time, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock (i) held in the Company's treasury or (ii) owned by Parent, Merger Sub or any other wholly owned Subsidiary (as defined in Section 10.15) of Parent or the Company) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio.

     (c) As a result of the Merger and without any action on the part of the holder thereof, each share of the Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate (a "Certificate") representing any shares of the Company Common Stock shall thereafter cease to have any rights with respect to such shares of the Company Common Stock, except the right to receive, without interest, Parent Common Stock and cash for fractional shares of Parent Common Stock in accordance with Sections 4.3(b) and 4.3(e) upon the surrender of such Certificate.

     (d) Each share of the Company Common Stock issued and held in the Company's treasury, and each share of the Company Common Stock owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent or the Company shall, at the Effective Time and by virtue of the Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor, and no stock of Parent or other consideration shall be delivered in exchange therefor.

     (e) (i) At the Effective Time, all options (individually, a "Company Option" and collectively, the "Company Options") then outstanding under the Western Atlas Inc. 1993 Stock Incentive Plan and the Western Atlas Inc. Director Stock Option Plan (collectively, the "Company Stock Option Plans") shall remain outstanding following the Effective Time. At the Effective Time, the Company Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder of any Company Option, be assumed by Parent in such manner that Parent (i) is a corporation "assuming a stock option in a transaction to which section 424(a) applied" within the meaning of section 424 of the Code or (ii) to the extent that section 424 of the Code does not apply to any Company Option, would be such a corporation were section 424 of the Code applicable to such option. Each Company Option assumed by Parent shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (i) each Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded to the nearest whole share) into which the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Effective Time would be converted under Section 4.2(b), and (ii) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the price per share, as so determined, being rounded upward to the nearest full cent).

     (ii) Parent shall take all corporate action necessary to reserve for issuance a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock issuable upon the exercise of the Company Options assumed by Parent pursuant to this Section 4.2(e). From and after the date of this Agreement, except as provided in Section 7.1(f), no additional options shall be granted by the Company or its Subsidiaries under the Company Stock Option Plans or otherwise. At the Effective Time or as soon as practicable, but in no event more than three business days, thereafter, Parent shall file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-8 covering all shares of Parent Common Stock to be issued upon exercise of the Company Options and shall cause such registration statement to remain effective for as long as there are outstanding any Company Options.

     SECTION 4.3 Exchange of Certificates Representing Company Common Stock.

     (a) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, which shall be Parent's transfer agent for the Parent Common Stock or such other party reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this
Article 4, certificates representing the shares of Parent Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 4.2 and paid pursuant to this Section 4.3 in exchange for outstanding shares of Company Common Stock.

     (b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates (other than to holders of Company Common Stock that, pursuant to Section 4.2(d), are canceled without payment of any consideration therefor): (A) a letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for the cash to be paid in lieu of fractional shares, shall be issued to such a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid with respect to the shares to be issued upon conversion of any Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

     (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the presented Certificates shall be canceled and exchanged for certificates for shares of Parent Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Parent has received a written agreement from such person as provided in Section 7.11.

     (e) No fractional shares of Parent Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Parent Common Stock pursuant to Section 4.2(b), cash adjustments will be paid to holders in respect of any fractional share of Parent Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Parent Share Price.

     (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the former stockholders of the Company one year after the Effective Time shall be delivered to Parent. Any former stockholders of the Company who have not theretofore complied with this Article 4 shall thereafter look only to Parent for payment of their shares of Parent Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each Certificate such former stockholder holds as determined pursuant to this Agreement.

     (g) None of Parent, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock as provided in Section 4.3(c), deliverable in respect thereof pursuant to this Agreement.

     SECTION 4.4 Adjustment of Exchange Ratio. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of shares of Company Common Stock, or Parent changes the number of shares of Parent Common Stock, issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the Exchange Ratio and other items dependent thereon shall be appropriately adjusted.

     SECTION 4.5 Rule 16b-3 Approval. Parent agrees that the Parent Board of Directors or the Compensation Committee of the Parent Board of Directors shall at or prior to the Effective Time adopt resolutions specifically approving, for purposes of Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the receipt, pursuant to Section 4.2, of Parent Common Stock and Parent stock options by officers and directors of the Company who will become officers or directors of the Parent subject to Rule 16b-3.

                                   ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure letter delivered to Parent concurrently with the execution hereof (the "Company Disclosure Letter") or as disclosed with reasonable specificity in the Company Reports (as defined in Section 5.7), the Company represents and warrants to Parent that:

     SECTION 5.1 Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 10.9). The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Company's certificate of incorporation and bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof.

     SECTION 5.2 Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Stock Option Agreements and all other agreements and documents contemplated hereby. The consummation by the Company of the transactions contemplated hereby and by the Stock Options Agreements has been duly authorized by all requisite corporate action, other than, with respect to the Merger, the approval and adoption of this Agreement by the Company's stockholders. This Agreement and the Stock Option Agreements constitute the valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     SECTION 5.3 Capitalization. The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $1.00 per share, of the Company ("Company Preferred Stock") and, as of April 30, 1998, there were 54,802,834 shares of Company Common Stock issued and outstanding and 4,360,254 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Options, and no shares of Company Preferred Stock issued and outstanding. All such issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. One right to purchase Series A Junior Participating Preferred Stock (each, a "Company Right") issued pursuant to the Rights Agreement, dated as of August 17, 1994 (the "Company Rights Agreement"), as amended, between the Company and Chemical Trust Company of California is associated with and attached to each outstanding share of Company Common Stock. As of the date of this Agreement, except as set forth in this Section 5.3 or in the Stock Option Agreements and except for any shares of Company Common Stock issued pursuant to Company Stock Option Plans described in the Company Reports filed prior to the date of this Agreement, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

     SECTION 5.4 Significant Subsidiaries. For purposes of this Agreement, "Significant Subsidiary" shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X of the Exchange Act. Each of the Company's Significant Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances ("Liens"). Schedule 5.4 to the Company Disclosure Letter sets forth for each Significant Subsidiary of the Company, its name and jurisdiction of incorporation or organization.

     SECTION 5.5 No Violation of Law. Neither the Company nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except where the failure so to hold would not have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any governmental authority with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not have a Company Material Adverse Effect.

     SECTION 5.6 No Conflict.

     (a) Neither the execution and delivery by the Company of this Agreement or the Stock Option Agreements nor the consummation by the Company of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of the Company; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) Neither the execution and delivery by the Company of this Agreement or the Stock Option Agreements nor the consummation by the Company of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filings provided for in Article 1 and (ii) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, the Securities Act or applicable state securities and "Blue Sky" laws and applicable foreign competition or antitrust laws ((i) and (ii) collectively, the "Regulatory Filings"), and listing on the NYSE of the Company Common Stock to be issued upon exercise of the option granted to Parent pursuant to the applicable Stock Option Agreement, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Company Material Adverse Effect.

     SECTION 5.7 SEC Documents. The Company has made available to Parent each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by the Company with the SEC since January 1, 1997, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports"). As of their respective dates, the Company Reports

(i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and changes in stockholders' equity of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of the Company and its Subsidiaries at December 31, 1997, including all notes thereto, as of such date, neither the Company nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of the Company or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which would not have, individually or in the aggregate, a Company Material Adverse Effect.

     SECTION 5.8 Litigation. There are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, board, bureau, agency or instrumentality, that are likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against the Company or any of its Subsidiaries that are likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     SECTION 5.9 Absence of Certain Changes. Since December 31, 1997, there has not been (i) any event or occurrence that has had or is likely to have a Material Adverse Effect with respect to the Company, (ii) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, or (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business.

     SECTION 5.10 Taxes.

     (a) Each of the Company, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis with appropriate governmental authorities all tax returns, statements, reports, declarations, estimates and forms ("Returns") required to be filed by or with respect to it, except to the extent that any failure to file would not have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company's aggregate adjusted basis for federal income tax purposes in its shares of Unova, Inc. immediately before the distribution by the Company to its stockholders of such shares was equal to at least $500 million.

     (b) (i) Except as set forth in the Company Disclosure Letter, the federal income tax returns of the Company and each of its Subsidiaries have been examined by the Internal Revenue Service (the "IRS") (or the applicable statutes of limitation for the assessment of federal income taxes for such periods have expired) for all periods; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of the Company and its Subsidiaries by any taxing authority have been paid fully, settled or adequately provided for in the financial statements contained in the Company Reports; (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement that would have a Company Material Effect; and (v) neither the Company nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a "parachute payment" within the meaning of section 280G of the Code.

     For purposes of this Agreement, "tax" or "taxes" means all federal, state, county, local, foreign or other net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

     SECTION 5.11 Employee Benefit Plans.

     (a) Schedule 5.11 of the Company Disclosure Letter contains a list of all U.S. Company Benefit Plans. The term "Company Benefit Plans" means all material employee benefit plans and other material benefit arrangements, including all "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees of the Company and its Subsidiaries. True and complete copies of the U.S. Company Benefit Plans and, if applicable, the most recent Form 5500 and annual reports for each such plan have been made available to Parent.

     (b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Company Benefit Plans; there has been no "reportable event," as that term is defined in section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA; to the extent applicable, the Company Benefit Plans comply, in all material respects, with the requirements of ERISA and the Code, and any Company Benefit Plan intended to be qualified under section 401(a) of the Code has been determined by the IRS to be so qualified; the Company Benefit Plans have been maintained and operated, in all material respects, in accordance with their terms, and there are no breaches of fiduciary duty in connection with the Company Benefit Plans; to the Company's knowledge, there are no pending or threatened claims against or otherwise involving any Company Benefit Plan and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for; the Company does not maintain or contribute to any material plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and the Company has not represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided; with respect to the Company Benefit Plans or any "employee pension benefit plans," as defined in section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by the Company, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under sections 414(b), (c), (m), or (o) of the Code, (i) neither the Company nor any of its Subsidiaries has incurred any direct or indirect liability under title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (ii) there does not exist any accumulated funding deficiency within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived; and (iii) the actuarial value of the assets equal or exceed the actuarial present value of the benefit liabilities, within the meaning of section 4041 of ERISA, based upon reasonable actuarial assumptions and asset valuation principles; and no prohibited transaction has occurred with respect to any Company Benefit Plan that would result in the imposition of any excise tax or other liability under the Code or ERISA.

     (c) Neither the Company nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under sections 414(b), (c), (m), or (o) of the Code, contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of section 3(37) of ERISA. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of the Company or any Subsidiary thereof.

     SECTION 5.12 Labor Matters. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a U.S. labor union or U.S. labor organization and (ii) to the Company's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

     SECTION 5.13 Environmental Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

          (a) there are not any past or present conditions or circumstances that interfere with the conduct of the business of the Company and each of its Subsidiaries in the manner now conducted or which interfere with compliance with any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation related to human health or the environment ("Environmental Law");

          (b) there are not any past or present conditions or circumstances at, or arising out of, any current or former businesses, assets or properties of the Company or any Subsidiary of the Company, including but not limited to on-site or off-site disposal or release of any chemical substance, product or waste, which could reasonably be expected to give rise to: (i) liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law or (ii) claims arising for personal injury, property damage, or damage to natural resources; and

          (c) neither the Company nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any hazardous materials contamination.

     SECTION 5.14 Intellectual Property. Except as previously disclosed to Parent in writing, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights would not have, individually or in the aggregate, a Company Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing which are likely to have, individually or in the aggregate, a Company Material Adverse Effect. The conduct of the Company's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to the Company or any of its Subsidiaries which is likely to have, individually or in the aggregate, a Company Material Adverse Effect. The computer software operated, sold or licensed by the Company that is material to its business or its internal operations is capable of providing or is being or will be adapted, or is capable of being replaced, to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 in substantially the same manner and with substantially the same functionality as such software records, stores, processes and presents such calendar dates falling on or before December 31, 1999, except as would not have a Company Material Adverse Effect. The costs of the adaptations and replacements referred to in the prior sentence will not have a Company Material Adverse Effect.

     SECTION 5.15 Insurance. The Company and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

     SECTION 5.16 No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Credit Suisse First Boston Corporation as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

     SECTION 5.17 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Credit Suisse First Boston Corporation to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock; it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the Board of Directors of the Company, and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries.

     SECTION 5.18 Parent Stock Ownership. Neither the Company nor any of its Subsidiaries owns any shares of capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire capital stock of Parent.

     SECTION 5.19 Reorganization. Neither the Company nor any of its Subsidiaries has taken or failed to take any action, as a result of which the Merger would not qualify as a reorganization within the meaning of section 368(a) of the Code.

     SECTION 5.20 Pooling. Neither the Company nor any of its Subsidiaries has taken or failed to take any action, as a result of which the Merger would not qualify as a "pooling of interests" for financial accounting purposes.

     SECTION 5.21 Vote Required. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     SECTION 5.22 Amendment to the Company Rights Agreement. The Company has amended or taken other action under the Company Rights Agreement so that none of the execution and delivery of this Agreement or the Stock Option Agreements, the conversion of shares of Company Common Stock into the right to receive Parent Common Stock in accordance with Article 4 of this Agreement, the issuance of shares of Company Common Stock upon exercise of the option granted to Parent pursuant to the applicable Stock Option Agreement, and the consummation of the Merger or any other transaction contemplated hereby or by the Stock Option Agreement, will cause (i) the Company Rights to become exercisable under the Company Rights Agreement, (ii) Parent or any of its Subsidiaries to be deemed an "Acquiring Person" (as defined in the Company Rights Agreement), (iii) any such event to be an event described in Section 11(a)(ii) or 13 of the Company Rights Agreement or (iv) the "Shares Acquisition Date" or the "Distribution Date" (each as defined in the Company Rights Agreement) to occur upon any such event, and so that the Company Rights will expire immediately prior to the Effective Time. The Company has delivered to Parent a true and complete copy of the Company Rights Agreement, as amended to date.

     SECTION 5.23 Certain Approvals. The Company Board of Directors has taken any and all necessary and appropriate action to render inapplicable to the Merger and the transactions contemplated by this Agreement and the Stock Option Agreements the provisions of Section 203 of the DGCL. No other state takeover or business combination statute applies or purports to apply to the Merger or the transactions contemplated by this Agreement or the Stock Option Agreements.

     SECTION 5.24 Certain Contracts. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the current business of the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, is conducted.

                                   ARTICLE 6

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                 AND MERGER SUB

     Except as set forth in the disclosure letter delivered to the Company concurrently with the execution hereof (the "Parent Disclosure Letter") or as disclosed with reasonable specificity in the Parent Reports (as defined in Section 6.7), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

     SECTION 6.1 Existence; Good Standing; Corporate Authority. Parent and Merger Sub are corporations duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Parent is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in Section 10.9). Parent has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Parent's certificate of incorporation and bylaws previously made available to the Company are true and correct and contain all amendments as of the date hereof.

     SECTION 6.2 Authorization, Validity and Effect of Agreements. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, the Stock Option Agreements and all other agreements and documents contemplated hereby to which it is a party. Each of the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the issuance and delivery by Parent of shares of Parent Common Stock pursuant to the Merger, and the consummation by Parent of the transactions contemplated by the Stock Option Agreements, has been duly authorized by all requisite corporate action, other than approval of the issuance of the shares of Parent Common Stock pursuant to the Merger contemplated hereby by Parent's stockholders as required by the rules of the NYSE. This Agreement and the Stock Option Agreements constitute the valid and legally binding obligations of each of Parent and Merger Sub to the extent it is a party, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     SECTION 6.3 Capitalization. The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 15,000,000 shares of preferred stock, par value $1.00 per share, of Parent ("Parent Preferred Stock"), and, as of May 1, 1998, there were 169,709,279 shares of Parent Common Stock issued and outstanding and 6,286,974 shares of Parent Common Stock reserved for issuance upon exercise of outstanding Parent options and no shares of Parent Preferred Stock issued and outstanding. All such issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued in connection with the Merger, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable. As of the date of this Agreement, except as set forth in this Section 6.3 or in the Stock Option Agreements and except for any shares of Parent Common Stock issued pursuant to plans described in the Parent Reports filed prior to the date of this Agreement, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of Parent or any of its Subsidiaries. Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

     SECTION 6.4 Significant Subsidiaries.

     (a) Each of Parent's Significant Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Parent's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Parent free and clear of all Liens.
Schedule 6.4 to the Parent Disclosure Letter sets forth for each Significant Subsidiary of Parent its name and jurisdiction of incorporation or organization.

     (b) All of the outstanding shares of capital stock of Merger Sub are owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any activities other than in connection with the transactions contemplated by this Agreement.

     SECTION 6.5 No Violation of Law. Neither Parent nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except where the failure so to hold would not have a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not have a Parent Material Adverse Effect. To the knowledge of Parent, no investigation by any governmental authority with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not have a Parent Material Adverse Effect.

     SECTION 6.6 No Conflict.

     (a) Neither the execution and delivery by Parent and Merger Sub of this Agreement, the execution and delivery by Parent of the Stock Option Agreements nor the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b) Neither the execution and delivery by Parent or Merger Sub of this Agreement, the execution and delivery by Parent of the Stock Option Agreements nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings, and listing of the Parent Common Stock to be issued in the Merger and upon exercise of the option granted to the Company pursuant to the applicable Stock Option Agreement under the rules of the NYSE, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Parent Material Adverse Effect.

     SECTION 6.7 SEC Documents. Parent has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Parent with the SEC since September 30, 1996, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Parent Reports"). As of their respective dates, the Parent Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and changes in stockholders' equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Parent and its Subsidiaries at September 30, 1997, including all notes thereto, as of such date, neither Parent nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Parent or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     SECTION 6.8 Litigation. There are no actions, suits or proceedings pending against Parent or any of its Subsidiaries or, to Parent's knowledge, threatened against Parent or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, board, bureau, agency or instrumentality, that are likely to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against Parent or any of its Subsidiaries that are likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

     SECTION 6.9 Absence of Certain Changes. Since December 31, 1997, there has not been (i) any event or occurrence that has had or is likely to have a Material Adverse Effect with respect to Parent, (ii) any material change by Parent or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Parent or any redemption, purchase or other acquisition of any of its securities, except dividends on the Parent Common Stock at a rate of not more than $0.115 per share per quarter, or
(iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business.

     SECTION 6.10 Taxes.

     (a) Each of Parent, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis with appropriate governmental authorities all Returns required to be filed by or with respect to it, except to the extent that any failure to file would not have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b) (i) The federal income tax returns of Parent and each of its Subsidiaries have been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income taxes for such periods have expired) for all periods through and including September 30, 1993; (ii) except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any other examinations of Parent and its Subsidiaries by any taxing authority have been paid fully, settled or adequately provided for in the financial statements contained in the Parent Reports; (iii) as of the date hereof, neither Parent nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of Parent or any of its Subsidiaries, except that Parent and its Subsidiaries have agreed to extend the applicable Federal statutory period of limitations to December 31, 1998 for the fiscal year ended October 1, 1994; (iv) neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement that would have a Parent Material Adverse Effect; and (v) neither Parent nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a "parachute payment" within the meaning of Section 280G of the Code.

     SECTION 6.11 Employee Benefit Plans.

     (a) Schedule 6.11 of the Parent Disclosure Letter contains a list of all U.S. Parent Benefit Plans. The term "Parent Benefit Plans" means all material employee benefit plans and other material benefit arrangements, including all "employee benefit plans" as defined in ERISA, covering employees of Parent and its Subsidiaries. True and complete copies of the U.S. Parent Benefit Plans and, if applicable, the most recent Form 5500 and annual reports for each such plan have been made available to the Company.

     (b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Parent Benefit Plans; there has been no "reportable event," as that term is defined in section 4043 of ERISA, with respect to the Parent Benefit Plans subject to Title IV of ERISA; to the extent applicable, the Parent Benefit Plans comply, in all material respects, with the requirements of ERISA and the Code, and any Parent Benefit Plan intended to be qualified under section 401(a) of the Code has been determined by the IRS to be so qualified; the Parent Benefit Plans have been maintained and operated, in all material respects, in accordance with their terms, and there are no breaches of fiduciary duty in connection with the Parent Benefit Plans; to Parent's knowledge, there are no pending or threatened claims against or otherwise involving any Parent Benefit Plan and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan; all material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or provided for; Parent does not maintain or contribute to any material plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment and Parent has not represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided; with respect to the Parent Benefit Plans or any "employee pension benefit plans," as defined in section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Parent, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Parent or any of its Subsidiaries under sections 414(b), (c), (m), or (o) of the Code, (i) neither Parent nor any of its Subsidiaries has incurred any direct or indirect liability under title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (ii) there does not exist any accumulated funding deficiency within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived; and (iii) the actuarial value of the assets equal or exceed the actuarial present value of the benefit liabilities, within the meaning of section 4041 of ERISA, based upon reasonable actuarial assumptions and asset valuation principles; and no prohibited transaction has occurred with respect to any Parent Benefit Plan that would result in the imposition of any excise tax or other liability under the Code or ERISA.

     (c) Neither Parent nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Parent or any of its Subsidiaries under sections 414(b), (c), (m), or (o) of the Code, contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of section 3(37) of ERISA. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Parent or any Subsidiary thereof.

     SECTION 6.12 Labor Matters. Neither Parent nor any of its Subsidiaries is subject to a dispute, strike or work stoppage with respect to any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization to which it is a party or by which it is bound which would have a Parent Material Adverse Effect. To Parent's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of its Subsidiaries, except for those the formation of which would not have a Parent Material Adverse Effect.

     SECTION 6.13 Environmental Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

          (a) there are not any past or present conditions or circumstances that interfere with the conduct of the business of Parent and each of its Subsidiaries in the manner now conducted or which interfere with compliance with any order of any court, governmental authority or arbitration board or tribunal, or any Environmental Law;

          (b) there are not any past or present conditions or circumstances at, or arising out of, any current or former businesses, assets or properties of Parent or any Subsidiary of Parent, including but not limited to on-site or off-site disposal or release of any chemical substance, product or waste, which could reasonably be expected to give rise to: (i) liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law or (ii) claims arising for personal injury, property damage, or damage to natural resources; and

          (c) neither Parent nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any hazardous materials contamination.

     SECTION 6.14 Intellectual Property. Except as previously disclosed to the Company in writing, Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights would not have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing which are likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The conduct of Parent's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others in any way likely to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Parent or any of its Subsidiaries which is likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The computer software operated, sold or licensed by Parent that is material to its business or its internal operations is capable of providing or is being or will be adapted, or is capable of being replaced, to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 in substantially the same manner and with substantially the same functionality as such software records, stores, processes and presents such calendar dates falling on or before December 31, 1999, except as would not have a Parent Material Adverse Effect. The costs of the adaptations and replacements referred to in the prior sentence will not have a Parent Material Adverse Effect.

     SECTION 6.15 Insurance. Parent and its Subsidiaries maintain insurance coverage reasonably adequate for the operation of their respective businesses (taking into account the cost and availability of such insurance).

     SECTION 6.16 No Brokers. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Merrill Lynch & Co. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

     SECTION 6.17 Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of Merrill Lynch & Co. to the effect that, as of the date thereof, the Exchange Ratio is fair to Parent from a financial point of view.

     SECTION 6.18 Company Stock Ownership. Neither Parent nor any of its Subsidiaries owns any shares of capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire capital stock of the Company.

     SECTION 6.19 Reorganization. Neither Parent nor any of its Subsidiaries has taken or failed to take any action, as a result of which the Merger would not qualify as a reorganization within the meaning of section 368(a) of the Code.

     SECTION 6.20 Pooling. Neither Parent nor any of its Subsidiaries has taken or failed to take any action, as a result of which the Merger would not qualify as a "pooling of interests" for financial accounting purposes.

     SECTION 6.21 Vote Required. The vote of holders of Parent Common Stock required by the rules of the NYSE is the only vote of the holders of any class or series of Parent capital stock necessary to approve the issuance of Parent Common Stock pursuant to this Agreement and the transactions contemplated hereby.

     SECTION 6.22 Certain Approvals. The Parent Board of Directors has taken any and all necessary and appropriate action to render inapplicable to the Merger and the transactions contemplated by this Agreement and the Stock Option Agreements the provisions of Section 203 of the DGCL. No other state takeover or business combination statute applies or purports to apply to the Merger or the transactions contemplated by this Agreement or the Stock Option Agreements.

     SECTION 6.23 Certain Contracts. Neither the Parent nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the current business of the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, is conducted.

                                   ARTICLE 7

                                   COVENANTS

     SECTION 7.1 Conduct of Businesses. Prior to the Effective Time, except as set forth in the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement or the Stock Option Agreements, unless the Parent or the Company, respectively, has consented in writing thereto, each of the Company and Parent:

          (a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (b) shall use its commercially reasonable best efforts, and shall cause each of its Subsidiaries to use its commercially reasonable best efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

          (c) shall not amend its certificate of incorporation or bylaws;

          (d) shall promptly notify the other of any material change in its condition (financial or otherwise) or business or any material litigation or material governmental complaints, investigations or hearings (or communications in writing indicating that such litigation, complaints, investigations or hearings may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

          (e) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

          (f) shall not (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof, or referred to in clause (ii) below and disclosed pursuant to this Agreement or in connection with transactions permitted by Section 7.1(i), issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock except (x) the automatic awards to non-employee directors pursuant to the Western Atlas Inc. Director Stock Option Plan or the Baker Hughes Incorporated Long-Term Incentive Plan, (y) the grant of options to new employees consistent with past practice or pursuant to contractual commitments existing on the date of this Agreement, and (z) the grant of options by the Company or Parent prior to the Effective Time in amounts and at times consistent with past practice, at exercise prices not less than the fair market value of the underlying common stock on the date of grant and, in each case, in an amount not to exceed 1.2 million shares of Company Common Stock, in the case of the Company, and 120% of the Total Option Dollars granted by the Parent, in the case of Parent, in the previous fiscal year (provided that for purposes of the foregoing the term "Total Option Dollars" shall mean the aggregate number of options granted multiplied by the exercise price thereof) and notwithstanding the provisions of Section 7.14 or any other provision of this Agreement to the contrary, in the event the Company grants options to any of its employees prior to the Effective Time, such employees will not be entitled to participate in option grants by Parent subsequent to the Effective Time for a period at least equal to one year subsequent to the grant of such options to Company employees (e.g., if the Company follows its past practice of granting options in July and Parent follows its past practice of granting options in October, such period would be 15 months); (iii) increase any compensation or benefits, except in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its present or future officers or directors, except with new employees consistent with past practice, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

          (g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action, except in the case of Parent for the declaration and payment of regular, quarterly dividends, consistent with past practice, not to exceed $0.115 per share of Parent Common Stock per quarter;

          (h) shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material to the Company or Parent, as the case may be, individually or in the aggregate, except in the ordinary course of business;

          (i) shall not, and shall not permit any of its Subsidiaries to, except pursuant to contractual commitments in effect on the date hereof and disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or securities in each case (i) for an aggregate consideration for all such acquisitions in excess of $100 million (excluding acquisitions approved in writing by Parent and the Company) and (ii) where a filing under the HSR Act is required, except where Parent and the Company have agreed in writing that such action is not likely to (x) have a material adverse effect on the ability of the parties to consummate the transactions contemplated by this Agreement or (y) delay materially the Effective Time;

          (j) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (k) shall, and shall cause any of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;

          (l) shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material express or deemed election relating to taxes unless it is reasonably expected that such action will not materially and adversely affect it (or Parent), including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election,
     (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, except where such settlement or compromise will not materially and adversely affect it (or Parent), or (iii) change in any material respect any of its methods of reporting any item for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law or except for such changes that are reasonably expected not to materially and adversely affect it (or Parent);

          (m) shall not, nor shall it permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money (except for (x) general corporate purposes, (y) refinancings of existing debt and (z) other immaterial borrowings that, in the case of (x), (y) or (z), permit prepayment of such debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries in connection with any indebtedness thereof, or (iii) make or commit to make aggregate capital expenditures in excess of $75 million over the fiscal 1998 capital expenditures budget previously disclosed to the other;

          (n) shall not purchase any shares of Parent Common Stock or Company Common Stock;

          (o) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions;

          (p) subject to Section 7.5, shall not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the Merger; and

          (q) during the period from the date of this Agreement through the Effective Time, shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective Subsidiaries is a party; and during such period shall enforce, to the fullest extent permitted under applicable law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction.

     SECTION 7.2 No Solicitation by the Company.

     (a) The Company agrees that (i) neither it nor any of its Subsidiaries shall, and shall not knowingly permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, solicit, initiate or knowingly encourage (including by way of furnishing material non-public information) any inquiry, proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a tender offer, merger, consolidation, business combination or similar transaction involving, or any purchase of 20% or more of the assets on a consolidated basis or 20% or more of any class of capital stock of, the Company (any such proposal, offer or transaction being hereinafter referred to as a "Company Acquisition Proposal") or participate or engage in any discussions or negotiations concerning a Company Acquisition Proposal; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal, or (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Company Acquisition Proposal with respect to all the outstanding Company Common Stock or all or substantially all the assets of the Company that, in the good faith judgment of the Company's Board of Directors, taking into account the likelihood of consummation, after consultation with its financial advisors, is superior to the Merger (a "Company Superior Proposal"), if the Board of Directors of the Company, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations.

     (b) Prior to taking any action referred to in Section 7.2(a), if the Company intends to participate in any such discussions or negotiations or provide any such information to any such third party, the Company shall give prompt prior notice to Parent of each such action. The Company will immediately notify Parent of any such requests for such information or the receipt of any Company Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Company Acquisition Proposal, and the material terms and conditions of any Company Acquisition Proposal.

     (c) Nothing in this Section 7.2 shall permit the Company to enter into any agreement with respect to a Company Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, a Company Acquisition Proposal, other than a confidentiality agreement in reasonably customary form.

     (d) For purposes hereof, the "Cutoff Date" means the date the conditions set forth in Section 8.1(a) are satisfied.

     SECTION 7.3 No Solicitation by Parent.

     (a) Parent agrees that (i) neither it nor any of its Subsidiaries shall, and shall not knowingly permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, solicit, initiate or knowingly encourage (including by way of furnishing material non-public information) any inquiry, proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a tender offer, merger, consolidation, business combination or similar transaction involving, or any purchase of 20% or more of the assets on a consolidated basis or 20% or more of any class of capital stock of, Parent (any such proposal, offer or transaction being hereinafter referred to as a "Parent Acquisition Proposal") or participate or engage in any discussions or negotiations concerning a Parent Acquisition Proposal; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that nothing contained in this Agreement shall prevent Parent or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Acquisition Proposal, or (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Parent Acquisition Proposal with respect to all the outstanding Parent Common Stock or all or substantially all the assets of Parent that, in the good faith judgment of Parent's Board of Directors, taking into account the likelihood of consummation, after consultation with its financial advisors, is superior to the Merger (a "Parent Superior Proposal"), if the Board of Directors of Parent, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations.

     (b) Prior to taking any action referred to in Section 7.3(a), if Parent intends to participate in any such discussions or negotiations or provide any such information to any such third party, Parent shall give prompt prior notice to the Company of each such action. The Parent will immediately notify the Company of any such requests for such information or the receipt of any Parent Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Parent Acquisition Proposal, and the material terms and conditions of any Parent Acquisition Proposal.

     (c) Nothing in this Section 7.3 shall permit Parent to enter into any agreement with respect to a Parent Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement, Parent shall not enter into any agreement with any person that provides for, or in any way facilitates, a Parent Acquisition Proposal, other than a confidentiality agreement in reasonably customary form.

     SECTION 7.4 Meetings of Stockholders.

     (a) Each of Parent and the Company will take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon (i) in the case of Parent, the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger contemplated hereby and
(ii) in the case of the Company, the approval of this Agreement and the Merger. The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day.

     (b) The Company and Parent, through their respective Boards of Directors, shall recommend approval of such matters subject to the determination by the Board of Directors of the Company and the Board of Directors of Parent after consultation with their respective counsel that recommending approval of such matters would not be inconsistent with its fiduciary obligations. Additionally, the Board of Directors of the Company or the Board of Directors of Parent may at any time prior to the Effective Time withdraw, modify, or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if in the opinion of such Board of Directors after consultation with its counsel the failure to so withdraw, modify, or change its recommendation and declaration would be inconsistent with its fiduciary obligations.

     SECTION 7.5 Filings; Best Efforts.

     (a) Subject to the terms and conditions herein provided, the Company and Parent shall:

          (i) promptly (but in not more than 20 business days from the date hereof) make their respective filings under the HSR Act with respect to the Merger and thereafter shall promptly make any other required submissions under the HSR Act;

          (ii) use their reasonable best efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from governmental or regulatory authorities of the United States, the several states, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

          (iii) promptly notify each other of any communication concerning this Agreement or the Merger to that party from any governmental authority and permit the other party to review in advance any proposed communication concerning this Agreement or the Merger to any governmental entity;

          (iv) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate thereat;

          (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Merger; and

          (vi) furnish the other party with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including without limitation, any filings necessary or appropriate under the provisions of the HSR Act.

     (b) Without limiting Section 7.5(a), Parent and the Company shall:

          (i) each use its best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits any claim asserted in any court by any party; and

          (ii) each take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than 60 days following the termination of all applicable waiting periods under the HSR Act, unless the parties are in litigation with the government in which case at the conclusion of such litigation), including without limitation, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or the Company or any of their respective subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Parent, the Company or their respective subsidiaries, as may be required in order to avoid the entry of, or to the effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing. At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action may be conditioned upon the consummation of the Merger and the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, in connection with any filing or submission required or action to be taken by Parent, the Company or any of their respective Subsidiaries to consummate the Merger or other transactions contemplated in this Agreement, the Company shall not, without Parent's prior written consent, recommend, suggest or commit to any divestiture of assets or businesses of the Company and its Subsidiaries.

     SECTION 7.6 Inspection. From the date hereof to the Effective Time, each of the Company and Parent shall allow all designated officers, attorneys, accountants and other representatives of Parent or the Company, as the case may be, access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Parent and the Company and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 7.6 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Parent and the Company agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this Section 7.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

     SECTION 7.7 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

     SECTION 7.8 Registration Statement.

     (a) Each of Parent and the Company shall cooperate and promptly prepare and Parent shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of Parent and of the Company in connection with the Merger (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use its best efforts, and the Company will cooperate with Parent, to have the Form S-4 declared effective by the SEC as promptly as practicable. Parent shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

     (b) Each of Parent and the Company will use its best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the date hereof.

     (c) Each of Parent and the Company agrees that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Parent and of the Company, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective,
(i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) will comply as to form in all material respects with the provisions of the Exchange Act.

     SECTION 7.9 Listing Application. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance.

     SECTION 7.10 Letters of Accountants.

     (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of Deloitte & Touche LLP, the Company's independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to Parent with regard to certain financial information regarding the Company included in the Form S-4, in form reasonably satisfactory to Parent and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company "comfort" letters of Deloitte & Touche LLP, Parent's independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to the Company, with regard to certain financial information regarding Parent included in the Form S-4, in form reasonably satisfactory to the Company and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     SECTION 7.11 Agreements of Rule 145 Affiliates. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list identifying all persons who, at the time of the meeting or the meeting of the Company's stockholders pursuant to Section 7.4, the Company believes may be deemed to be "affiliates" of the Company, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). Parent shall be entitled to place restrictive legends on any shares of Parent Common Stock received by such Rule 145 Affiliates. The Company shall use its best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent, at or prior to the Effective Time, a written agreement, in the form to be approved by the parties hereto, that such Rule 145 Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Rule 145 Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. The Company shall use its best efforts to cause each person who is identified as a Rule 145 Affiliate in such list, and the Parent shall use its best efforts to cause each person who is an affiliate of Parent, to sign on or prior to the thirtieth day prior to the Effective Time a written agreement, in the form to be approved by the Company and Parent, that such party will not sell or in any other way reduce such party's risk relative to any shares of Parent Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

     SECTION 7.12 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as expressly provided in Section 9.5.

     SECTION 7.13 Indemnification and Insurance.

     (a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary or division thereof) and each person who served at the request of the Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Parent and the Surviving Corporation shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, in advance of the final disposition of any such Action to the fullest extent permitted by applicable law, and, if required, upon receipt of any undertaking required by applicable law, and (ii) Parent and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Parent and the Surviving Corporation shall not be obligated pursuant to this Section 7.13 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

     (b) The parties agree that the rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in the certificate of incorporation and bylaws of the Company and its Subsidiaries with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Action pending or asserted or claim made within such period shall continue until the disposition of such Action or resolution of such claim.

     (c) For a period of six years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are or at any time prior to the Effective Time covered by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided, that after the third year after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof (the amount of which premium is set forth in the Company Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount.

     (d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or otherwise. The provisions of this Section 7.13 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

     (e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.13.

     SECTION 7.14 Certain Benefits.

     (a) From and after the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation) will honor in accordance with their terms the executive, employment and other agreements and arrangements set forth in Schedule 7.14(a)(i) of the Company Disclosure Letter or permitted by Section 7.1(f) between the Company or its Subsidiaries and certain employees and former employees thereof (the "Employment Agreements") and certain executives and former executives thereof ("Executive Agreements") and all of the Company Benefit Plans and the agreements described in Section 7.14(e); provided, however, that nothing herein shall preclude any change in any Company Benefit Plan effected on a prospective basis that is permitted pursuant to this Section
7.14 and the terms of the applicable Benefit Plan; provided, further, that the WAII Retirement/Profit Sharing Plan and the WAII Benefits Restoration Plan (and the related cash contribution bonus feature) described in Schedule 7.14(a)(ii) of the Company Disclosure Letter (the "Profit Sharing Plans") shall be continued at least through December 31, 1998 for Company Employees (as defined in Section 7.14(d)) without any adverse amendment or modification, the Company's Supplemental Retirement Plan and the WAII Executive Retirement Plan described in
Schedule 7.14(a)(iii) of the Company Disclosure Letter (the "Retirement Plans") shall be continued through at least December 31, 1998 without any adverse amendment or modification, the Profit Sharing Plans shall be continued without adverse amendment or modification for the Western Geophysical division of the Company at least through the end of Parent's fiscal year ending in 2001 (and shall be equitably adjusted by Parent to appropriately reflect the stand-alone basis of Western Geophysical), and the "change of control" provisions in the Profit Sharing Plans and the Retirement Plans shall in no event be adversely amended or modified. Company performance in respect of calculations made under the Profit Sharing Plans for 1998 shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by this Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not occurred. Parent hereby acknowledges that the consummation of the Merger or stockholder approval of the Merger, as applicable, will result in a "change of control" under the Executive Agreements and the Employment Agreements, the WAII Supplemental Retirement Plan, the WAII Executive Retirement Plan and the other Company Benefit Plans set forth in Schedule 7.14(a)(i) of the Company Disclosure Letter. Parent shall cause the Surviving Corporation (i) to assume the obligations of the Company under the Company Benefit Plans as in effect immediately prior to the Effective Time, and to continue to cover under such Company Benefit Plans all Company Employees and former Company Employees who are participants therein immediately prior to the Effective Time and who remain eligible to participate in such Company Benefit Plans pursuant to the terms thereof and will provide aggregate employee benefits to such Company Employees that are no less favorable than the aggregate employee benefits provided them immediately prior to the Effective Time; provided, that the Surviving Corporation at its sole option may, except as provided herein or by the terms of such plans, amend such plans at any time following the Effective Time to provide employee benefits to Company Employees which in the aggregate are no less favorable than those applicable to similarly situated employees of Parent or, (ii) in lieu thereof, except as provided herein or by the terms of the Company Benefit Plans, to provide employee benefits to such Company Employees under Parent Benefit Plans so that the aggregate employee benefits provided to such Company Employees are no less favorable than those that are applicable to similarly situated employees of Parent. After the Effective Time, any Company Employee who is or becomes entitled to continued medical, dental, hospitalization, long-term disability and life insurance coverage pursuant to an agreement with the Company set forth in Schedule 7.14(a)(i) of the Company Disclosure Letter will be entitled to participate under any medical, dental, hospitalization, long-term disability and life insurance plan sponsored by Parent or the Surviving Corporation which covers Company Employees under the same terms and for payment of the same level of premiums as specified in his or her agreement. The Surviving Corporation and Parent shall not be obligated hereunder to cover any employee who is not a Company Employee or former Company Employee or is not hired or offered employment prior to the Effective Time under any employee benefit plan, program or arrangement. With respect to the Parent Benefit Plans and any plans established by the Surviving Corporation, Parent and the Surviving Corporation shall grant to all Company Employees, from and after the Effective Time, credit for all service with the Company and its affiliates and predecessors (and any other service credited by the Company under the Company Benefit Plans) prior to the Effective Time for seniority, eligibility to participate, eligibility for benefits, benefit accrual and vesting purposes. To the extent Parent Benefit Plans provide medical or dental welfare benefits, such plans shall waive any pre-existing conditions and actively-at-work exclusions with respect to Company Employees (but only to the extent such Company Employees were provided coverage under the Company Benefit Plans) and shall provide that any expenses incurred on or before the Effective Time by or on behalf of any Company Employees shall be taken into account under the Parent Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     (b) The Company acknowledges that the consummation of the Merger will generally result in a "change of control" under the executive agreements, employment agreements, stock option plan and other employee benefit and welfare plans of the Parent and its Subsidiaries containing change of control provisions.

     (c) Parent agrees to maintain the Company's severance or termination plans and practices and the Company's Corporate Office Severance Plan (the "Company Severance Plans") as in effect on the date hereof for a period of one year from the Effective Time, and to maintain the Company's Executive Severance Plan without amendment except pursuant to its terms, for the benefit of Company Employees; provided, however, that any employees covered by such plans shall not be covered by the Parent's Severance Plan or Executive Severance Plan during such period that such Company's Employees are covered under the Company Severance Plans or Executive Severance Plan, as applicable.

     (d) For purposes of this Section 7.14, the term "Company Employees" shall mean all individuals employed by the Company and its Subsidiaries (including those on lay-off, disability or leave of absence, paid or unpaid) immediately prior to the Effective Time.

     (e) Parent shall enter into definitive employment agreements prior to the Effective Time with the Company Employees set forth on Schedule 7.14(e) of the Company Disclosure Letter pursuant to the terms set forth on Schedule 7.14(e) of the Company Disclosure Letter. In the event such employment agreements are not entered into, the terms set forth on Schedule 7.14(e) of the Company Disclosure Letter shall govern the employment of such Company Employees.

     (f) With respect to the Company's 1995 Incentive Compensation Plan and the Company's Individual Performance Award Plan (collectively, the "Incentive Plans"), within 30 days following the Effective Time Company Employees who remain employed by the Company or its affiliates as of the Effective Time shall be paid (to the extent a pro rata bonus is not paid under an employment agreement) an amount equal to their maximum potential bonus awards under the Incentive Plans, multiplied by a fraction equal to the number of days in 1998 through the Effective Time, divided by 365. The remainder of the 1998 maximum potential bonus awards for Company Employees shall be paid in the first payroll check in 1999, to those Company Employees who are employed with the Parent or any of its affiliates on December 31, 1998 or have been terminated prior to such date by the Company without cause, or terminated due to death or disability. After the Effective Time, any bonuses for periods commencing on or after January 1, 1999 will be paid under Parent's plans and practices. "Cause" shall mean acts of theft, unethical conduct or dishonesty affecting the assets, properties or business of the Surviving Corporation or Parent, willful misconduct or continued material dereliction of duty after notice has been provided.

     (g) Parent shall not terminate, or permit the Surviving Corporation to terminate, other than for Cause, the employment of the individuals set forth on
Schedule 7.14(g) of the Company Disclosure Letter prior to January 1, 1999.

     SECTION 7.15 Reorganization; Pooling.

     (a) From and after the date hereof and until the Effective Time, none of Parent, the Company, or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any reasonable action, as a result of which the Merger would fail to qualify as a reorganization within the meaning of section 368(a) of the Code or (ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action. Each of the parties shall use its reasonable best efforts to obtain the opinions of counsel referred to in Sections 8.2(b) and 8.3(b).

     (b) From and after the date hereof and until the Effective Time, none of the Company, Parent or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any reasonable action, that would prevent the treatment of the Merger as a "pooling of interests" for financial accounting purposes or (ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action.

     (c) Following the Effective Time, neither Parent nor any of its Subsidiaries shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code (and any comparable provisions of applicable state or local law).

     SECTION 7.16 Rights Agreement. Prior to the Effective Time, the Board of Directors of the Company shall take any action (including, if necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Rights Agreement) necessary so that none of the execution and delivery of this Agreement, the Stock Option Agreements, the conversion of shares of Company Common Stock into the right to receive Parent Common Stock in accordance with Article 4 of this Agreement, the issuance of Company Common Stock upon exercise of the option granted to Parent pursuant to the applicable Stock Option Agreement, the consummation of the Merger, or any other transaction contemplated hereby or by the Stock Option Agreements will cause (i) the Company Rights to become exercisable under the Company Rights Agreement, (ii) Parent or any of its Subsidiaries to be deemed an "Acquiring Person" (as defined in the Company Rights Agreement), (iii) any such event to be an event described in Section 11(a)(ii) or 13 of the Company Rights Agreement or
(iv) the "Shares Acquisition Date" or the "Distribution Date" (each as defined in the Company Rights Agreement) to occur upon any such event, and so that the Company Rights will expire immediately prior to the Effective Time. Neither the Board of Directors of the Company nor the Company shall take any other action to terminate the Company Rights Agreement, redeem the Company Rights, cause any person not to be or become an "Acquiring Person" or otherwise amend the Company Rights Agreement in a manner adverse to Parent.

                                   ARTICLE 8

                                   CONDITIONS

     SECTION 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) (i) This Agreement and the Merger shall have been adopted and approved by the affirmative vote of holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon; and

          (ii) The issuance of the shares of Parent Common Stock pursuant to the Merger shall have been approved by the holders of issued and outstanding shares of Parent Common Stock as and to the extent required by the rules of the NYSE.

          (b) The waiting period applicable to the consummation of the Merger shall have expired or been terminated under (i) the HSR Act and (ii) any mandatory waiting period under any applicable foreign competition or antitrust law or regulation where the failure to observe such waiting period referred to in this clause (ii) would have a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, which prohibits the consummation of the Merger; provided, however, that prior to invoking this condition each party agrees to comply with Section 7.5, and with respect to other matters not covered by Section 7.5, to use its commercially reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of the Merger.

          (d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect.

          (e) The shares of Parent Common Stock to be issued pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (f) Parent and the Company shall have received from Deloitte & Touche LLP letters that the Merger will be treated as a "pooling of interests" for financial accounting purposes.

          (g) The Company shall have received the written consent of the United States Nuclear Regulatory Commission ("NRC") to the transfer of control of all NRC licenses of the Company and its Subsidiaries pursuant to 10 CFR 30.34(b).

     SECTION 8.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Parent shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Merger Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and the Company shall have received a certificate of the Parent, executed on its behalf by its President or a Vice President of Parent, dated the Closing Date, certifying to such effect.

          (b) The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, a copy of which shall be furnished to Parent, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code and (ii) no gain or loss will be recognized by the stockholders of the Company who exchange all of their Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock). In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company and Parent as to such matters as such counsel may reasonably request.

          (c) At any time after the date of this Agreement, there shall not have been any event or occurrence that has had or is likely to have a Parent Material Adverse Effect.

     SECTION 8.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Parent shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

          (b) Parent shall have received the opinion of Baker & Botts, L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, a copy of which will be furnished to the Company, to the effect that the (i) Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code and (ii) no gain or loss will be recognized by the stockholders of the Company who exchange all of their Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock). In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company and Parent as to such matters as such counsel may reasonably request.

          (c) At any time after the date of this Agreement, there shall not have been any event or occurrence that has had or is likely to have a Company Material Adverse Effect.

                                   ARTICLE 9

                                  TERMINATION

     SECTION 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of the Company and Parent.

     SECTION 9.2 Termination by Parent or the Company. This Agreement may be terminated by action of the Board of Directors of Parent or of the Company if:

          (a) the Merger shall not have been consummated by October 31, 1998; provided, however, that in the event Section 8.1(b)(i) or 8.1(c) or both are the only conditions that are not satisfied or capable of being immediately satisfied as a result of governmental litigation engaged in by the parties pursuant to Section 7.5 under any antitrust, competition or trade regulation law, such October 31, 1998 date shall be extended for a period not to exceed the lesser of 90 days or the fifth business day after the entrance by the court in which such litigation is pending of its decision (whether or not subject to appeal or rehearing) in such litigation; and provided, further, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

          (b) a meeting (including adjournments and postponements) of the Company's stockholders for the purpose of obtaining the approval required by Section 8.1(a)(i) shall have been held and such stockholder approval shall not have been obtained; or

          (c) a meeting (including adjournments and postponements) of the Parent's stockholders for the purpose of obtaining the approval required by
     Section 8.1(a)(ii) shall have been held and such stockholder approval shall not have been obtained; or

          (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 7.5 and with respect to other matters not covered by Section 7.5 shall have used its commercially reasonable best efforts to remove such injunction, order or decree.

     SECTION 9.3 Termination by the Company. This Agreement may be terminated prior to the Effective Time, by action of the Board of Directors of the Company after consultation with its legal advisors, if

          (a) the Board of Directors of the Company determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a Company Superior Proposal and elects to terminate this Agreement effective prior to the Cutoff Date; provided that the Company may not effect such termination pursuant to this Section 9.3(a) unless and until (i) Parent receives at least one week's prior written notice from the Company of its intention to effect such termination pursuant to this
     Section 9.3(a); (ii) during such week, the Company shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose; and provided, further, that any termination of this Agreement pursuant to this
     Section 9.3(a) shall not be effective until the Company has made the $50 million payment required by Section 9.5(a)(i); or

          (b) (i) there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company; provided, however, that the right to terminate this Agreement pursuant to Section 9.3(b) shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 8.3(a) shall not be satisfied; or

          (c) the Board of Directors of Parent shall have withdrawn or materially modified, in a manner adverse to the Company, its approval or recommendation of the Merger or recommended a Parent Acquisition Proposal, or resolved to do so; or

          (d) on the date on which the Closing would otherwise occur, the Parent Share Price shall be less than $35.00; provided that (i) Parent shall receive at least three business days' prior written notice of its intent to effect such termination pursuant to this Section 9.3(d) and (ii) during such three business day period, Parent shall not have elected to increase the Exchange Ratio by agreeing that the proviso in Section 4.1(c)(iv) shall not be given effect.

     SECTION 9.4 Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, by action of the Board of Directors of Parent after consultation with its legal advisors, if:

          (a) the Board of Directors of Parent determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a Parent Superior Proposal and elects to terminate this Agreement effective prior to the Cutoff Date; provided that Parent may not effect such termination pursuant to this Section 9.4(a) unless and until (i) the Company receives at least one week's prior written notice from Parent of its intention to effect such termination pursuant to this Section 9.4(a);
     (ii) during such week, Parent shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Company may propose; and provided, further, that any termination of this Agreement pursuant to this Section 9.4(a) shall not be effective until Parent has made the $50 million payment required by Section 9.5(b)(i); or

          (b) (i) there has been a breach by the Company of any representation, warranty covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided, however, that the right to terminate this Agreement pursuant to Section 9.4(b) shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.2(a) shall not be satisfied; or

          (c) the Board of Directors of the Company shall have withdrawn or materially modified, in a manner adverse to Parent, its approval or recommendation of the Merger or recommended a Company Acquisition Proposal, or resolved to do so.

     SECTION 9.5 Effect of Termination.

          (a) If this Agreement is terminated

             (i) by the Company pursuant to Section 9.3(a) [fiduciary out]; or

             (ii) after the public announcement of a Company Acquisition Proposal, by the Company or Parent pursuant to Section 9.2(b) [failure to obtain Company stockholder approval]; or

             (iii) after the public announcement or receipt by the Company's Board of Directors of a Company Acquisition Proposal, by Parent pursuant to Section 9.4(c) [withdrawal of Company recommendation to stockholders];

then the Company shall pay Parent a fee of $50 million (subject to reduction pursuant to Section 9 of the applicable Stock Option Agreement) at the time of such termination in cash by wire transfer to an account designated by Parent. In addition, if within one year after such termination, the Company enters into a definitive agreement with respect to a Company Acquisition or a Company Acquisition is consummated, in either case with the person making the Company Acquisition Proposal related to the termination or any affiliate thereof, then upon the consummation of such Company Acquisition, the Company shall pay Parent an additional fee of $150 million (subject to reduction pursuant to Section 9 of the applicable Stock Option Agreement) at the time of such consummation in cash by wire transfer to an account designated by Parent. For purposes here, "Company Acquisition" means (i) a consolidation, exchange of shares or merger of the Company with any person, other than Parent or one of its Subsidiaries, and, in the case of a merger, in which the Company shall not be the continuing or surviving corporation, (ii) a merger of the Company with a person, other than Parent or one of its Subsidiaries, in which the Company shall be the continuing or surviving corporation but the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property or the shares of Company Common Stock outstanding immediately before such merger shall after such merger represent less than 50% of the voting stock of the Company outstanding immediately after the merger, (iii) the acquisition of beneficial ownership of 50% or more of the voting stock of the Company by any person (as such term is used under Section 13(d) of the Exchange Act), or (iv) a sale, lease or other transfer of 50% or more of the assets of the Company to any person, other than Parent or one of its Subsidiaries.

     (b) If this Agreement is terminated

          (i) by Parent pursuant to Section 9.4(a) [fiduciary out]; or

          (ii) after the public announcement of a Parent Acquisition Proposal, by the Company or Parent pursuant to Section 9.2(c) [failure to obtain Parent stockholder approval]; or

          (iii) after the public announcement or receipt by Parent's Board of Directors of a Parent Acquisition Proposal, by the Company pursuant to
     Section 9.3(c) [withdrawal of Parent recommendation to stockholders];

then Parent shall pay the Company a fee of $50 million (subject to reduction pursuant to Section 9 of the applicable Stock Option Agreement) at the time of such termination in cash by wire transfer to an account designated by the Company. In addition, if within one year after such termination, Parent enters into a definitive agreement with respect to a Parent Acquisition or a Parent Acquisition is consummated, in either case with the person making the Parent Acquisition Proposal related to the termination or any affiliate thereof, then upon the consummation of such Parent Acquisition, Parent shall pay the Company an additional fee of $150 million (subject to reduction pursuant to Section 9 of the applicable Stock Option Agreement) at the time of such consummation in cash by wire transfer to an account designated by the Company. For purposes here, "Parent Acquisition" means (i) a consolidation, exchange of shares or merger of Parent with any person, other than the Company or one of its Subsidiaries, and, in the case of a merger, in which Parent shall not be the continuing or surviving corporation, (ii) a merger of Parent with a person, other than the Company or one of its Subsidiaries, in which Parent shall be the continuing or surviving corporation but the then outstanding shares of Parent Common Stock shall be changed into or exchanged for stock or other securities of Parent or any other person or cash or any other property or the shares of Parent Common Stock outstanding immediately before such merger shall after such merger represent less than 50% of the voting stock of Parent outstanding immediately after the merger, (iii) the acquisition of beneficial ownership of 50% or more of the voting stock of Parent by any person (as such term is used under Section 13(d) of the Exchange Act), or (iv) a sale, lease or other transfer of 50% or more of the assets of Parent to any person, other than the Company or one of its Subsidiaries.

     (c) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section
9.5 and Section 7.12 and except for the provisions of Sections 10.3, 10.4, 10.6, 10.8, 10.9, 10.12, 10.13 and 10.14, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its covenants or agreements set forth in this Agreement and all rights and remedies of such nonbreaching party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved.

     SECTION 9.6 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 10

                               GENERAL PROVISIONS

     SECTION 10.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger; provided, however, that the agreements contained in Article 4 and in Sections 7.11, 7.12, 7.13, 7.14, 7.15 and this Article 10 and the agreements delivered pursuant to this Agreement shall survive the Merger.

     SECTION 10.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

          (a) if to Parent or Merger Sub:

           Baker Hughes Incorporated
           3900 Essex Lane
           Houston, Texas 77027
           Attention: Lawrence O'Donnell, III
           Facsimile: (713) 439-8472

           with a copy to:

           J. David Kirkland, Jr., Esq.
           Baker & Botts, L.L.P.
           One Shell Plaza
           910 Louisiana
           Houston, Texas 77002-4995
           Facsimile: (713) 229-1522

        (b) if to the Company:

           Western Atlas Inc.
           10205 Westheimer Road
           Houston, Texas 77042
           Attention: James E. Brasher
           Facsimile: (713) 266-1717

           with a copy to:

           Daniel A. Neff, Esq.
           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, New York 10019
           Facsimile: (212) 403-2000

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

     SECTION 10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 3.3, Article 4 and Sections 7.13 and 7.14 (other than the provisions regarding equitable adjustment of the Profit Sharing Plans) and except as provided in any agreements delivered pursuant hereto (collectively, the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

     SECTION 10.4 Entire Agreement. This Agreement, the exhibits to this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     SECTION 10.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company or Parent, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company and Parent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

     SECTION 10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     SECTION 10.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

     SECTION 10.9 Interpretation. In this Agreement:

          (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

          (b) The phrase "to the knowledge of" and similar phrases relating to knowledge of the Company or Parent, as the case may be, shall mean the actual knowledge of its executive officers.

          (c) "Material Adverse Effect" with respect to the Company or Parent shall mean a material adverse effect or change on (a) the business or financial condition of a party and its Subsidiaries on a consolidated basis, except for such changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the energy services industry or (b) the ability of the party to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing.

     "Company Material Adverse Effect" and "Parent Material Adverse Effect" mean a Material Adverse Effect with respect to the Company and Parent, respectively.

     SECTION 10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     SECTION 10.11 Incorporation of Exhibits. The Company Disclosure Letter, the Parent Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     SECTION 10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broadly as is enforceable.

     SECTION 10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 10.14 Obligation of Parent. Whenever this Agreement requires Merger Sub (or its successors) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action and a guarantee of the performance thereof.

     SECTION 10.15 Subsidiaries. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                            BAKER HUGHES INCORPORATED

                                            By: /s/ MAX L. LUKENS
                                              ----------------------------------
                                              Name: Max L. Lukens
                                              Title: Chairman of the Board,
                                                 President & CEO

                                            BAKER HUGHES DELAWARE I, INC.

                                            By: /s/ LAWRENCE O'DONNELL, III
                                              ----------------------------------
                                              Name: Lawrence O'Donnell, III
                                              Title: Vice President

                                            WESTERN ATLAS INC.

                                            By: /s/ ALTON J. BRANN
                                              ----------------------------------
                                              Name: Alton J. Brann
                                              Title: Chairman of the Board

                                                                      APPENDIX B

       [LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

                                                                    May 10, 1998

Board of Directors
Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, Texas 77027

Members of the Board of Directors:

     Western Atlas Inc. (the "Company"), Baker Hughes Incorporated ("Baker Hughes") and a newly formed, wholly-owned subsidiary of Baker Hughes (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $1.00 per share (the "Company Shares"), will be converted into the right to receive 2.400 shares, subject to adjustment as described below (as adjusted, the "Exchange Ratio"), of the common stock of Baker Hughes, par value $1.00 per share (the "Baker Hughes Shares"), if the average closing price for Baker Hughes Shares for the twenty trading days ending five days before closing (the "Value of Baker Hughes Shares") is between $38.25 and $42.75. The Exchange Ratio is subject to adjustment as follows: (i) if the Value of Baker Hughes Shares is below $35.00, either (a) Baker Hughes may adjust the Exchange Ratio to provide that each Company Share will be converted into the right to receive a number of Baker Hughes Shares having a value equal to $91.80, based on the Value of Baker Hughes Shares or (b) if Baker Hughes does not adjust the Exchange Ratio as described in (a), the Company may terminate the Agreement;
(ii) if the Value of Baker Hughes Shares is between $35.00 and $38.25, the Exchange Ratio will be adjusted to provide that each Company Share will be converted into the right to receive a number of Baker Hughes Shares having a value equal to $91.80, based on the Value of Baker Hughes Shares; (iii) if the Value of Baker Hughes Shares is between $42.75 and $44.75, the Exchange Ratio will be adjusted to provide that each Company Share will be converted into the right to receive a number of Baker Hughes Shares having a value equal to $102.60, based on the Value of Baker Hughes Shares; and (iv) if the Value of Baker Hughes Shares is above $44.75, the Exchange Ratio will be 2.293.

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to Baker Hughes.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company and Baker Hughes that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Baker Hughes, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by Baker Hughes.

          (3) Conducted discussions with members of senior management and representatives of the Company and Baker Hughes concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

          (4) Reviewed the market prices and valuation multiples for the Company Shares and Baker Hughes Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the results of operations of the Company and Baker Hughes and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and Baker Hughes and their respective financial and legal advisors;

          (8) Reviewed the potential pro forma impacts of the Merger on Baker Hughes;

          (9) Reviewed a draft of the Agreement; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities, whether contingent or otherwise, of the Company or Baker Hughes or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Baker Hughes. With respect to the financial forecast information and the Expected Synergies, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's or Baker Hughes' management as to the expected future financial performance of the Company or Baker Hughes, as the case may be, and the Expected Synergies (including the estimates of timing and expense associated therewith), and we have relied upon the foregoing in preparing our opinion. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, we have assumed that the Exchange Ratio will not exceed 2.623 Baker Hughes Shares. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     We are acting as financial advisor to Baker Hughes in connection with the Merger and will receive a fee from Baker Hughes for our services, the payment of which is contingent upon the consummation of the Merger. In addition, Baker Hughes has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Baker Hughes and/or its affiliates and may continue to do so and have received, and may receive, fees for rendering such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, Baker Hughes shares and other securities of Baker Hughes, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of Baker Hughes. Our opinion does not address the merits of the underlying decision by Baker Hughes to engage in the Merger and does not constitute a recommendation to any stockholder of the Company or Baker Hughes as to how such stockholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which Baker Hughes Shares will trade following the announcement of consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Baker Hughes.

                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER &
                                              SMITH INCORPORATED

                                                                      APPENDIX C

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

May 10, 1998

Board of Directors
Western Atlas Inc.
10205 Westheimer Road
Houston, Texas 77042

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the common stock of Western Atlas Inc. ("Western Atlas") from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 1998 (the "Merger Agreement"), by and among Baker Hughes Incorporated ("Baker Hughes"), Baker Hughes Delaware I, Inc., a wholly owned subsidiary of Baker Hughes ("Merger Sub"), and Western Atlas. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Western Atlas (the "Merger") pursuant to which each outstanding share of the common stock, par value $1.00 per share, of Western Atlas (the "Western Atlas Common Stock") will be converted into the right to receive (i) 2.40 shares of the common stock, par value $1.00 per share, of Baker Hughes (the "Baker Hughes Common Stock"), if the average of the per share closing prices of Baker Hughes Common Stock for the 20 consecutive trading days ending on the fifth trading day prior to the closing date for the Merger (the "Baker Hughes Share Price") is greater than or equal to $38.25 but less than or equal to $42.75, (ii) that number of shares of Baker Hughes Common Stock equal to the quotient obtained by dividing $102.60 by the Baker Hughes Share Price, if the Baker Hughes Share Price is greater than $42.75 but less than or equal to $44.75, (iii) 2.293 shares of Baker Hughes Common Stock, if the Baker Hughes Share Price is greater than $44.75 and (iv) that number of shares of Baker Hughes Common Stock equal to the quotient obtained by dividing $91.80 by the Baker Hughes Share Price, if the Baker Hughes Share Price is less than $38.25; provided that, except as otherwise provided in the Merger Agreement, in no event will the number of shares of Baker Hughes Common Stock issuable in the Merger exceed 2.623 notwithstanding that the Baker Hughes Share Price is less than $35.00 (the number of shares of Baker Hughes Common Stock into which shares of Western Atlas Common Stock will be so exchanged in the Merger, the "Exchange Ratio").

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Western Atlas and Baker Hughes. We have also reviewed certain other information relating to Western Atlas and Baker Hughes, including financial forecasts, provided to us by Western Atlas and Baker Hughes, and have met with the managements of Western Atlas and Baker Hughes to discuss the businesses and prospects of Western Atlas and Baker Hughes.

We have also considered certain financial and stock market data of Western Atlas and Baker Hughes, and we have compared those data with similar data for other publicly held companies in businesses similar to Western Atlas and Baker Hughes, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Western Atlas and Baker Hughes as to the future financial performance of Western Atlas and Baker Hughes and the potential synergies and strategic benefits (including the amount, timing and achievability thereof) anticipated to result

Board of Directors
Western Atlas Inc.
May 10, 1998
Page 2

from the Merger. We also have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Western Atlas and Baker Hughes, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to the actual value of the Baker Hughes Common Stock when issued pursuant to the Merger or the prices at which the Baker Hughes Common Stock will trade subsequent to the Merger. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of Western Atlas.

We have acted as financial advisor to Western Atlas in connection with the Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon the delivery of this opinion. We have in the past provided financial services to Western Atlas and Baker Hughes and are currently providing financial services to Western Atlas unrelated to the proposed Merger, for which services we have received and will receive compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Western Atlas and Baker Hughes for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Western Atlas in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Western Atlas Common Stock from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                       C-2